
03023782


RECD S.E.C.
JUN 2 0 2003
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Rainier Pacific Financial Group, Inc.	0001243800
Exact name of registrant as specified in charter	Registrant CIK Number
Exhibit 99.4 to Registration Statement on Form S-1	333-106349 ~~Not available~~
Electronic report, schedule or registration of which the documents are a part (give period of report)	SEC File Number, if available

John F. Breyer, Jr.
Name of Person Filing the Document (if other than the registrant)

PROCESSED
JUN 23 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made by the Registrant:

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ____________________, State of ____________________, 20____.

____
(Registrant)

By: ______________________________
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on June 20, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

John F. Breyer, Jr., Esquire
Breyer & Associates PC,
Special counsel to Rainier Pacific Financial Group, Inc.
(Title)

INDEX TO EXHIBITS

99.4 Exhibits to Appraisal Report of RP Financial, LC.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS
(continued)

EXHIBIT I-1

Rainier Pacific Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Rainier Pacific Bank
Key Operating Ratios

Exhibit I-2
Rainier Pacific Bank
Key Operating Ratios

OTHER DATA:	At March 31, 2003	At December 31, 2002	2001	2000	1999	1998
Number of:						
Consumer loans outstanding	19,068	19,318	20,852	22,382	22,292	22,031
Real estate loans outstanding	1,199	1,129	1,095	1,111	1,111	1,238
Deposit accounts	51,563	52,048	58,035	65,237	69,354	68,278
Full-service offices	11	11	10	10	10	10

KEY FINANCIAL RATIOS:	At or For the Three Months Ended March 31, 2003 (1)	2002 (1)	At or For the Year Ended December 31, 2002	2001	2000	1999	1998
Performance Ratios:							
Return on assets (2)	0.61%	0.87%	0.90%	0.87%	0.89%	1.29%	0.78%
Return on equity (3)	7.41	10.60	10.77	10.43	10.82	16.63	9.88
Equity-to-asset ratio (4)	8.22	8.21	8.36	8.35	8.25	7.74	7.85
Interest rate spread (5)	4.52	4.27	4.51	3.75	3.60	3.99	4.16
Net interest margin (6)	4.85	4.71	4.84	4.23	4.13	4.40	4.51
Average interest-earning assets to average interest-bearing liabilities	111.92	112.79	112.43	112.23	111.50	110.45	108.02
Efficiency ratio (7)	71.78	67.56	67.04	72.44	75.02	67.67	68.09
Other operating expenses as a percent of average total assets ...	4.38	3.97	4.28	4.17	4.06	3.93	3.72
Capital Ratios:							
Tier I leverage	8.13	8.19	8.44	8.25	8.84	8.14	8.23
Tier I risk-based	11.25	12.01	12.16	11.93	12.24	11.39	10.69
Total risk-based	12.50	13.26	13.42	13.18	13.36	12.45	11.85
Asset Quality Ratios:							
Non-accrual and 90 days or more past due loans as a percent of total loans	0.31	0.21	0.14	0.26	0.33	0.27	0.24
Non performing assets as a percent of total assets	0.30	0.18	0.18	0.20	0.30	0.22	0.20
Allowance for losses as a percent of total loans (8)	1.68	1.44	1.66	1.48	1.09	1.03	1.10
Allowance for losses as a percent of nonperforming loans	538.85	671.67	1,200.00	575.67	326.98	379.29	453.93
Net charge-offs to average outstanding loans	0.74	0.80	0.65	0.90	0.51	0.85	1.03

(1) Ratios for the three month periods have been annualized.
(2) Net income divided by average total assets.
(3) Net income divided by average total equity.
(4) Average equity divided by average total assets.
(5) Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.
(6) Net interest income divided by average interest-earning assets.
(7) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(8) Total loans are net of deferred fees and costs.

EXHIBIT I-3

Rainier Pacific Bank
Investment Portfolio Composition

Exhibit I-3
Rainier Pacific Bank
Investment Portfolio Composition

	At March 31,		At December 31,					
	2003		2002		2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)							
Available for sale:								
Investment securities:								
U.S. Treasury obligations								
U.S. Government Agency obligations	$ 24,746	$ 25,219	$ 29,747	$ 30,421	$ 36,612	$ 37,205	$22,846	$22,861
Corporate obligations	13,771	14,072	3,045	3,272	3,061	3,086	--	--
Trust preferred securities	15,000	15,000	10,000	10,000	--	--	--	--
Mortgage-backed securities:								
Freddie Mac	4,102	4,239	2,640	2,778	13,745	13,730	--	--
Fannie Mac	2,583	2,710	3,431	3,588	8,293	8,312	--	--
Ginnie Mae	1,832	1,929	2,324	2,443	3,385	3,404	--	--
Total available for sale	$62,034	$63,169	$ 51,187	$ 52,502	$ 65,096	$ 65,737	$22,846	$22,861
Held to maturity:								
Investment securities:								
U.S. Treasury obligations								
U.S. Government Agency obligations	$ 5,959	$ 6,151	$ 5,942	$ 6,203	$ 5,877	$ 6,212	$52,820	$53,402
Municipal obligations	1,532	1,524	--	--	--	--	--	--
Corporate obligations	--	--	--	--	--	--	--	--
Trust preferred securities	--	--	--	--	--	--	--	--
Mortgage-backed securities:								
Freddie Mac	10,329	10,744	11,985	12,436	13,683	13,627	128	131
Fannie Mac	32,325	33,321	31,384	32,384	33,832	33,073	64	66
Ginnie Mac	160	170	184	196	248	261	342	345
Total held to maturity	$ 50,305	$ 51,910	$ 49,495	$ 51,219	$ 53,640	$ 53,173	$53,354	$53,944
Total Investment Securities	$112,339	$115,079	$100,682	$103,721	$118,736	$118,910	$76,200	$76,805
Federal Home Loan Bank stock	8,269	8,269	8,006	8,006	6,158	6,158	3,801	3,801
Total	$120,608	$123,348	$108,688	$111,727	$124,894	$125,068	$80,001	$80,606

EXHIBIT I-4

Rainier Pacific Bank
Yields and Costs

Exhibit I-4
Rainier Pacific Bank
Yields and Costs

	Three Months Ended March 31,						Year Ended December 31,								
	2003			2002			2002			2001			2000		
	Average Balance	Interest	Average Yield/ Cost (3)	Average Balance	Interest	Average Yield/ Cost (3)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)														
INTEREST-EARNING ASSETS															
Total loans(1)	$375,520	$ 7,258	7.73%	$324,236	$ 6,726	8.30%	$340,369	$27,898	8.20%	$291,547	$26,332	9.03%	$266,688	$25,015	9.38%
Mortgage-backed securities	52,583	649	4.94	67,519	949	5.62	59,322	3,272	5.52	31,967	1,964	6.14	66,582	4,145	6.23
Investment securities	59,225	701	4.73	45,844	636	5.55	52,743	2,622	4.97	76,917	4,665	6.06	615	51	8.29
Federal Home Loan Bank stock	8,060	134	6.65	6,221	92	5.92	7,166	445	6.21	5,629	388	6.89	3,125	204	6.53
Interest-bearing deposits in other banks	308	1	1.30	1,990	8	1.61	791	14	1.77	5,341	262	4.91	10,804	641	5.93
Total interest-earning assets	495,696	8,743	7.06	445,810	8,411	7.55	460,391	34,251	7.44	411,401	33,611	8.17	347,814	30,056	8.64
Non-interest-earning assets	19,864			15,642			16,925			15,099			17,692		
Total average assets	$515,560			$461,452			$477,316			$426,500			$365,506		
Interest-bearing liabilities:															
Savings accounts	39,955	31	0.31	36,709	71	0.77	$ 38,200	274	0.72	$33,139	496	1.50	$ 33,265	676	2.03
Interest-bearing checking accounts	19,500	27	0.55	13,813	16	0.46	21,281	210	0.99	14,552	221	1.52	11,429	283	2.48
Money market deposit accounts	59,082	155	1.05	60,787	262	1.72	58,576	803	1.37	53,850	1,614	3.00	49,876	1,846	3.70
Certificates of deposit	153,260	933	2.44	172,007	1,557	3.62	153,543	4,624	3.01	174,071	9,189	5.28	161,488	9,376	5.81
Total deposits	271,797	1,146	1.69	283,316	1,906	2.69	271,600	5,911	2.18	275,612	11,520	4.18	256,058	12,181	4.76
Federal Home Loan Bank advances(2)	171,091	1,663	3.89	111,931	1,333	4.76	137,907	6,072	4.40	90,973	4,701	5.17	55,875	3,526	6.31
Total interest-bearing liabilities	442,888	2,809	2.54	395,247	3,239	3.28	409,507	11,983	2.93	366,585	16,221	4.42	311,933	15,707	5.04
Non-interest-bearing liabilities	30,276			28,319			27,928			24,285			23,402		
Total average liabilities	473,164			423,566			437,435			390,870			335,335		
Average equity	42,396			37,886			39,881			35,630			30,171		
Total liabilities and equity	$515,560			$461,452			$477,316			$426,500			$365,506		

(table continues on following page)

Exhibit I-4 (continued)
Rainier Pacific Bank
Yields and Costs

	Three Months Ended March 31,						Year Ended December 31,								
	2003			2002			2002			2001			2000		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)														
INTEREST-EARNING ASSETS															
Net interest income		$5,934			$5,172			$22,268			$17,390			$14,349	
Interest rate spread		4.52%			4.27%			4.51%			3.75%			3.60%	
Net interest margin		4.85%			4.71%			4.84%			4.23%			4.13%	
Ratio of average interest-earning assets to average interest-bearing liabilities		111.92%			112.79%			112.43%			112.23%			111.50%	

(1) Average total loans includes non-performing loans and are net of deferred fees and costs. Interest income does not include interest on loans 90 days or more past due.

(2) The 2002 interest expense was reduced by a capitalized interest credit of $71,000.

(3) Rates for three month periods have been annualized.

EXHIBIT I-5

Rainier Pacific Bank
NPV Analysis

Exhibit I-5
Rainier Pacific Bank
NPV Analysis

	Net Portfolio Value			Net Portfolio as % of Portfolio Value of Assets		
Basis Point Change in Rates	Amount	$ Change (1)	% Change	NPV Ratio (2)	% Change (3)	Market Value of Assets
			(Dollars in Thousands)			
400	$25,044	$(17,953)	(41.75)%	5.17%	(2.80)%	$484,619
300	30,368	(12,629)	(29.37)	6.10	(1.86)	498,100
200	36,687	(6,310)	(14.68)	7.15	(0.82)	513,107
100	41,693	(1,304)	(3.03)	7.90	(0.07)	527,690
0	42,997	--	--	7.97	--	539,651
(100)	39,310	(3,687)	(8.58)	7.21	(0.76)	545,069
(200)(4)	39,606	(3,391)	(7.89)	7.20	(0.77)	549,900

(1) Represents the decrease of the estimated net portfolio value at the indicated change in interest rates compared to the net portfolio value assuming no change in interest rates.

(2) Calculated as the net portfolio value divided by the market value of assets ("net portfolio value").

(3) Calculated as the decrease in the net portfolio value ratio assuming the indicated change in interest rates over the estimated net portfolio value assuming no change in interest rates.

(4) Changes in rates for minus (negative) 300 and 400 basis points were not included because interest rates would be negative and not indicative of a realistic interest rate scenario.

EXHIBIT I-6

Rainier Pacific Bank
Loan Portfolio Composition

Exhibit I-6
Rainier Pacific Bank
Loan Portfolio Composition

	At March 31,		At December 31,									
	2003		2002		2001		2000		1999		1998	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
							(Dollars in Thousands)					
Real Estate:												
One- to four-family residential	$ 95,550	24.89%	$ 87,799	23.95%	$ 85,761	26.78%	$ 82,148	30.15%	$ 83,536	32.38%	$ 92,155	36.56%
Five or more family residential	78,554	20.46	75,109	20.50	38,366	11.98	12,259	4.50	6,234	2.42	5,734	2.28
Commercial	66,321	17.28	60,126	16.41	41,427	12.94	15,094	5.54	15,362	5.95	5,873	2.33
Total real estate	240,425	62.63	223,034	60.86	165,554	51.70	109,501	40.19	105,132	40.75	103,762	41.17
Real estate construction:												
One- to four-family residential	3,724	0.97	792	0.22	476	0.15	–	–	–	–	–	–
Five or more family residential	–	–	–	–	–	–	–	–	–	–	–	–
Commercial	–	–	–	–	–	–	–	–	–	–	–	–
Total real estate construction	3,724	0.97	792	0.22	476	0.15	–	–	–	–	–	–
Consumer:												
Automobile	61,894	16.12	61,589	16.81	65,420	20.43	62,785	23.05	63,888	24.76	64,288	25.51
Home equity	32,200	8.39	33,078	9.03	35,720	11.15	39,733	14.58	31,193	12.09	27,750	11.01
Credit Cards	24,304	6.33	25,446	6.94	25,392	7.93	27,158	9.97	24,432	9.47	22,479	8.92
Other	19,945	5.20	21,328	5.82	26,195	8.18	32,285	11.85	32,168	12.47	32,465	12.88
Total consumer	138,343	36.04	141,441	38.60	152,727	47.69	161,961	59.45	151,681	58.79	146,982	58.32
Commercial/business	1,365	0.36	1,188	0.32	1,487	0.46	977	0.36	1,185	0.46	1,297	0.51
Subtotal	383,857	100.00%	366,455	100.00%	320,244	100.00%	272,439	100.00%	257,998	100.00%	252,041	100.00%
Less:												
Net deferred loan origination (fees) costs	(27)		(35)		(292)		39		(45)		(177)	
Total loans	383,830		366,420		319,952		272,478		257,953		251,864	
Allowance for loans losses	(6,450)		(6,084)		(4,755)		(2,969)		(2,655)		(2,769)	
Loans, net	$377,380		$360,336		$315,197		$269,509		$255,298		$249,095	

EXHIBIT I-7

Rainier Pacific Bank
Fixed and Adjustable Rate Loans

Exhibit I-7
Rainier Pacific Bank
Fixed and Adjustable Rate Loans

	At March 31,		At December 31,									
	2003		2002		2001		2000		1999		1998	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
							(Dollars in Thousands)					
FIXED-RATE LOANS												
Real estate:												
One- to four-family residential ..	$ 85,948	22.39%	$ 78,574	21.44%	$ 77,181	24.10%	$ 73,910	27.13	$ 78,767	$ 30.53	$ 86,729	34.41
Five or more family residential ..	35,618	9.28	37,966	10.36	35,770	11.17	7,563	2.78	6,234	2.42	5,734	2.28
Commercial	55,370	14.42	48,398	13.21	39,360	12.29	15,094	5.54	15,362	5.95	5,873	2.33
Total real estate	176,936	46.09	164,938	45.01	152,311	47.56	96,567	35.45	100,363	38.90	98,336	39.02
Real estate construction:												
One- to four-family residential ..	41	0.01	–	–	–	–	–	–	–	–	–	–
Five or more family residential ..	–	–	–	–	–	–	–	–	–	–	–	–
Commercial	–	–	–	–	–	–	–	–	–	–	–	–
Total real estate construction ..	41	0.01	–	–	–	–	–	–	–	–	–	–
Consumer:												
Automobile	61,894	16.13	61,589	16.80	65,420	20.43	62,785	23.03	63,888	24.77	64,288	25.50
Home equity	20,909	5.45	21,021	5.74	23,343	7.29	26,010	9.55	22,974	8.90	20,348	8.07
Credit Cards	981	0.26	1,061	0.29	1,254	0.39	1,384	0.51	764	0.30	221	0.09
Other	8,917	2.32	10,928	2.98	14,401	4.50	18,323	6.73	17,065	6.61	17,616	6.99
Total consumer	92,701	24.16	94,599	25.81	104,418	32.61	108,502	39.82	104,691	40.58	102,473	40.65
Commercial/business	273	0.07	288	0.08	616	0.19	130	0.05	437	0.17	545	0.22
Total fixed-rate loans	269,951	70.33	259,825	70.90	257,345	80.36	205,199	75.32	205,491	79.65	201,354	79.89
ADJUSTABLE-RATE LOANS												
Real estate:												
One- to four-family residential ..	9,602	2.50	9,225	2.52	8,580	2.68	8,238	3.03	4,769	1.85	5,426	2.15
Five or more family residential ..	42,936	11.19	37,143	10.13	2,596	0.81	4,696	1.72	–	–	–	–
Commercial	10,951	2.85	11,728	3.20	2,067	0.65	–	–	–	–	–	–
Total real estate	63,489	16.54	58,096	15.85	13,243	4.14	12,934	4.75	4,769	1.85	5,426	2.15
Real estate construction:												
One- to four-family residential ..	3,683	0.96	792	0.22	476	0.15	–	–	–	–	–	–
Five or more family residential ..	–	–	–	–	–	–	–	–	–	–	–	–
Commercial	–	–	–	–	–	–	–	–	–	–	–	–
Total real estate construction ..	3,683	0.96	792	0.22	476	0.15	–	–	–	–	–	–

(table continues on following page)

Exhibit I-7 (continued)
Rainier Pacific Bank
Fixed and Adjustable Rate Loans

	At March 31,		At December 31,									
	2003		2002		2001		2000		1999		1998	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
							(Dollars in Thousands)					
Consumer:												
Automobile	—	—	—	—	—	—	—	—	—	—	—	—
Home equity	11,291	2.94	12,057	3.29	12,377	3.86	13,723	5.04	8,219	3.19	7,402	2.94
Credit Cards	23,323	6.08	24,385	6.65	24,138	7.54	25,774	9.46	23,668	9.17	22,258	8.83
Other	11,028	2.87	10,400	2.84	11,794	3.68	13,962	5.12	15,103	5.85	14,849	5.89
Total consumer	45,642	11.89	46,842	12.78	48,309	15.08	53,459	19.62	46,990	18.21	44,509	17.66
Commercial/business	1,092	0.28	900	0.25	871	0.27	847	0.31	748	0.29	752	0.30
Total adjustable rate loans	113,906	29.67	106,630	29.10	62,899	19.64	67,240	24.68	52,507	20.35	50,687	20.11
Subtotal	383,857	100.00%	366,455	100.00%	320,244	100.00%	272,439	100.00%	257,998	100.00%	252,041	100.00%
Less:												
Net deferred loan origination (fees) costs	(27)		(35)		(292)		39		(45)		(177)	
Total loans	383,830		366,420		319,952		272,478		257,953		251,864	
Allowance for loans losses	(6,450)		(6,084)		(4,755)		(2,969)		(2,655)		(2,769)	
Loans, net	$377,380		$ 360,336		$ 315,197		$ 269,509		$ 255,298		$ 249,095	

EXHIBIT I-8

Rainier Pacific Bank
Contractual Maturity By Loan Type

Exhibit I-8
Rainier Pacific Bank
Contractual Maturity By Loan Type

	Within One Year	After One Year Through 3 Years	After 3 Years Through 5 Years	After 5 Years Through 10 Years	Beyond 10 Years	Total
			(In Thousands)			
Real Estate:						
One- to four-family residential ...	$ 34	$ 293	$ 734	$ 22,151	$ 72,338	$ 95,550
Five or more family residential ..	--	--	10,238	24,306	44,010	78,554
Commercial	–	219	6,648	48,503	10,951	66,321
Total real estate	34	512	17,620	94,960	127,299	240,425
Real estate construction:						
One- to four-family residential ...	3,724	--	--	--	--	3,724
Five or more family residential ..	--	--	--	--	--	--
Commercial	–	–	–	–	–	–
Total real estate construction ...	3,724	–	–	–	–	3,724
Consumer:						
Automobile	593	8,382	25,117	27,621	–	61,894
Home equity	11,388	377	2,989	7,353	10,093	32,200
Credit cards	24,304	--	--	--	–	24,304
Other	9,880	2,582	2,065	4,174	1,425	19,945
Total consumer	46,165	11,341	30,171	39,148	11,518	138,343
Commercial/business	476	–	889	–	–	1,365
Total	$50,399	$11,853	$48,680	$134,108	$138,817	$383,857

EXHIBIT I-9

Rainier Pacific Bank
Loan Originations, Purchases and Sales

Exhibit I-9
Rainier Pacific Bank
Loan Originations, Purchases and Sales

	Three Months Ended March 31,		Year Ended December 31,		
	2003	2002	2002	2001	2000
	(In Thousands)				
Loans Originated:					
Real estate:					
One- to four-family residential	$ 25,928	$ 20,039	$100,824	$ 73,744	$17,879
Five or more family residential	8,770	6,053	42,365	26,524	4,046
Commercial	4,852	4,164	17,930	23,137	2,086
Total real estate	39,550	30,256	161,119	123,405	24,011
Real estate construction:					
One- to four-family residential	4,009	299	2,222	475	–
Five or more family residential	–	–	–	–	–
Commercial	–	–	–	–	–
Total real estate construction	4,009	299	2,222	475	–
Consumer:					
Automobile	9,653	8,216	28,989	35,932	29,168
Home equity	1,817	1,927	9,286	8,264	14,184
Credit cards	(1,141)	(1,475)	54	(1,766)	2,726
Other	403	590	2,613	4,533	10,387
Total consumer	10,732	9,258	40,942	46,963	56,465
Commercial/business	114	25	590	1,248	512
Total Loans Originated	54,405	39,838	204,873	172,091	80,988
Loans Purchased	–	–	–	4,000	–
Loans sold:					
Total whole loans sold	(12,768)	(10,844)	(76,902)	(47,053)	(6,613)
Participation loans	–	–	–	–	–
Total loans sold	(12,768)	(10,844)	(76,902)	(47,053)	(6,613)
Principal repayments	24,235	17,371	81,312	81,237	59,824
Loans securitized	–	–	–	–	–
Transfer to real estate owned	–	–	(448)	–	(106)
Increase (decrease) in other items, net	(358)	(11)	(1,072)	(2,113)	(234)
Net increase in loans, net	$ 17,044	$ 11,612	$ 45,139	$ 45,688	$14,211

EXHIBIT I-10

Rainier Pacific Bank
Non-Performing Assets

Exhibit I-10
Rainier Pacific Bank
Non-Performing Assets

	At March 31, 2003	At December 31, 2002	2001	2000	1999	1998
		(Dollars in Thousands)				
Loans accounted for on a nonaccrual basis:						
Real estate:						
One- to four-family residential	$ 546	$ 98	$ 186	$ –	$ 185	$ 191
Five or more family residential	–	–	–	–	–	–
Commercial	–	–	–	–	–	–
Total real estate	546	98	186	–	185	191
Real estate construction:						
One- to four-family residential	–	–	–	–	–	–
Five or more family residential	–	–	–	–	–	–
Commercial	–	–	–	–	–	–
Total real estate construction	–	–	–	–	–	–
Consumer:						
Automobile	121	178	255	429	125	109
Home equity	69	17	6	42	14	23
Credit cards	121	120	184	179	122	126
Other	340	94	195	258	254	161
Total consumer	651	409	640	908	515	419
Commercial/business	–	–	–	–	–	–
Total	$1,197	$ 507	$ 826	$ 908	$ 700	$ 610
Total of Nonaccrual and 90 days past due loans	$1,197	$ 507	$ 826	$ 908	$ 700	$ 610
Repossessed assets	74	119	89	122	89	50
Real estate owned	311	297	–	110	–	–
Total nonperforming assets	$1,582	$ 923	$ 915	$1,140	$ 789	$ 660
Restructured loans	–	–	–	–	–	–
Nonaccrual and 90 days or more past due loans as a percentage of total loans (1)	0.31%	0.14%	0.26%	0.33%	0.27%	0.24%
Nonaccrual and 90 days or more past due loans as a percentage of total assets	0.23%	0.10%	0.18%	0.24%	0.20%	0.18%
Nonperforming assets as a percentage of total assets	0.30%	0.18%	0.20%	0.30%	0.22%	0.20%
Total loans (1)	$383,830	$366,420	$319,952	$272,478	$257,953	$251,864
Total assets	$530,935	$499,457	$464,674	$383,127	$356,031	$335,473

(1) Total loans are net of deferred fees and costs.

EXHIBIT I-11

Rainier Pacific Bank
Loan Loss Allowance Activity

Exhibit I-11
Rainier Pacific Bank
Loan Loss Allowance Activity

	Three Months Ended March 31,		Year Ended December 31,				
	2003	2002	2002	2001	2000	1999	1998
	(Dollars in Thousands)						
Allowance at beginning of period	$ 6,084	$ 4,755	$ 4,755	$ 2,969	$2,655	$2,769	$ 2,169
Provisions for loan losses	1,050	675	3,525	4,400	1,680	2,070	3,015
Recoveries:							
Real estate:							
One- to four-family residential	–	–	–	–	–	–	–
Five or more family residential	–	–	–	–	–	–	–
Commercial	–	–	–	–	–	–	–
Total real estate	–	–	–	–	–	–	–
Real estate construction:							
One- to-four-family residential	–	–	–	–	–	–	–
Five or more family residential	–	–	–	–	–	–	–
Commercial	–	–	–	–	–	–	–
Total real estate	–	–	–	–	–	–	–
Consumer:							
Automobile	17	23	80	112	216	89	48
Home equity	–	–	–	–	–	–	–
Credit cards	7	4	46	28	27	31	66
Other	5	4	62	46	88	36	19
Total consumer	29	31	188	186	331	156	133
Commercial/business	–	–	–	–	–	–	–
Total recoveries	29	31	188	186	331	156	133
Charge-offs:							
Real estate:							
One- to four-family residential	–	–	23	–	–	28	–
Five or more family residential	–	–	–	–	–	–	–
Commercial	–	–	–	–	–	–	–
Total real estate	–	–	23	–	–	28	–

(table continues on following page)

Exhibit I-11 (continued)
Rainier Pacific Bank
Loan Loss Allowance Activity

	Three Months Ended March 31,		Year Ended December 31,				
	2003	2002	2002	2001	2000	1999	1998
			(Dollars in Thousands)				
Real estate construction:							
One-to four-family residential	–	–	–	–	–	–	–
Five or more family residential	–	–	–	–	–	–	–
Commercial	–	–	–	–	–	–	–
Total real estate	–	–	–	–	–	–	–
Consumer:							
Automobile	388	240	971	1,067	541	747	1,020
Home equity	–	–	4	37	–	40	56
Credit cards	178	211	704	730	497	588	569
Other	147	221	682	966	659	937	903
Total consumer	713	672	2,361	2,800	1,697	2,312	2,548
Commercial/business	–	–	–	–	–	–	–
Total charge-offs	713	672	2,384	2,800	1,697	2,340	2,548
Net charge-offs	684	641	2,196	2,614	1,366	2,184	2,415
Balance at end of period	$ 6,450	$ 4,789	$ 6,084	$ 4,755	$ 2,969	$ 2,655	$ 2,769
Allowance for loan losses as a percentage of total loans outstanding at the end of the period (1)	1.68%	1.44%	1.66%	1.48%	1.09%	1.03%	1.10%
Net charge-offs as a percentage of average total loans outstanding during the period (1)(2)	0.74%	0.80%	0.65%	0.90%	0.51%	0.85%	1.03%
Allowance for loan losses as a percentage of nonperforming loans at end of period	538.85%	671.67%	1,200.00%	575.67%	326.98%	379.29%	453.93%

(1) Total loans are net of deferred fees and costs.
(2) Rates for the three month periods have been annualized.

EXHIBIT I-12

Rainier Pacific Bank
Deposit Composition

Exhibit I-12
Rainier Pacific Bank
Deposit Composition

Weighted Average Interest Rate	Term	Category	Amount (In Thousands)	Minimum Balance	Percentage of Total Deposits
0.52%	N/A	Regular savings	$ 42,180	$ 250	13.74%
0.51	N/A	Interest-bearing checking accounts	19,127	None	6.23
--	N/A	Non-interest-bearing checking accounts	27,395	None	8.92
1.06	N/A	Money market accounts	63,216	2,500	20.59
		Certificates of Deposit			
2.07	1-11 months	Fixed-term, fixed-rate	92,266	2,000	30.05
2.49	12-23 months	Fixed-term, fixed-rate	60,429	1,000	19.68
2.55	24-35 months	Fixed-term, fixed-rate	1,377	2,000	0.45
N/A	36-59 months	Fixed-term, fixed-rate	--	2,000	--
4.76	60-84 months	Fixed-term, fixed rate	1,029	2,000	0.34
		TOTAL	$307,019		100.00%

EXHIBIT I-13

Rainier Pacific Bank
Time Deposit By Rate and Maturity

Exhibit I-13
Rainier Pacific Bank
Time Deposit By Rate and Maturity

Time Deposits by Rates. The following table sets forth the time deposits in Rainier Pacific Bank classified by rates as of the dates indicated.

	At March 31, 2003	At December 31, 2002	2001	2000
		(In Thousands)		
0.00 - 0.99%	$ 7	$ 9	$ --	$ --
1.00 - 1.99%	39,283	23,451	4,298	--
2.00 - 2.99%	103,401	112,079	25,937	--
3.00 - 3.99%	11,123	11,889	45,517	160
4.00 - 4.99%	807	543	93,292	2,971
5.00 - 5.99%	480	616	12,635	26,957
6.00 - 6.99%	--	--	159	128,549
7.00 - 7.99%	--	--	115	8,352
Total	$155,101	$148,587	$181,953	$166,989

Time Deposits by Maturities.

Time Deposits by Maturities. *The following table sets forth the amount and maturities of time deposits at March 31, 2003.*

	Amount Due: Less Than One Year	1-2 Years	2-3 Years	3-4 Years	After 4 Years	Total
			(In Thousands)			
0.00 - 0.99%	$ 7	$ --	$ --	$ --	$ --	$ 7
1.00 - 1.99%	39,010	259	--	--	14	39,283
2.00 - 2.99%	100,757	2,557	--	--	87	103,401
3.00 - 3.99%	10,906	185	--	32	--	11,123
4.00 - 4.99%	633	41	25	80	28	807
5.00 - 5.99%	102	34	283	--	61	480
6.00 - 6.99%	--	--	--	--	--	--
7.00 - 7.99%	--	--	--	--	--	--
Total	$151,415	$3,076	$308	$112	$190	$155,101

EXHIBIT I-14

Rainier Pacific Bank
FHLB Advance Borrowing Activity

Exhibit I-14
Rainier Pacific Bank
FHLB Advance Borrowing Activity

	Three Months Ended March 31,		Year Ended December 31,		
	2003	2002	2002	2001	2000
	(Dollars in Thousands)				
Maximum amount of borrowing outstanding at any month end:					
Federal Home Loan Bank advances	$178,608	$120,821	$156,989	$106,419	$69,355
Approximate average borrowing outstanding:					
Federal Home Loan Bank advances	171,091	111,931	137,907	90,973	55,875
Approximate weighted average rate paid on:					
Federal Home Loan Bank advances	3.89%	4.76%	4.45%	5.17%	6.31%

	At March 31,	At December 31,		
	2003	2002	2001	2000
	(Dollars in Thousands)			
Balance outstanding at end of period:				
Federal Home Loan Bank advances	$172,473	$156,793	$105,351	$62,920
Weighted average rate paid on:				
Federal Home Loan Bank advances	3.83%	4.16%	4.91%	6.23%

EXHIBIT II-1

Rainier Pacific Bank
Description of Office Facilities

Exhibit II-1
Rainier Pacific Bank
Description of Office Facilities

Location	Leased or Owned	Lease Expiration Date	Net Book Value at March 31, 2003
			(Dollars in Thousands)
Rainier Pacific Bank			
ADMINISTRATIVE OFFICES Trans Pacific Trade Center 3700 Pacific Highway E. #200 Fife, WA 98424	Leased	12/31/2005	$ 519
Land(1) 1498 Pacific Avenue Tacoma, WA 98402	Owned	N/A	1,608
BRANCH OFFICES:			
Canyon 11821 Canyon Road East Puyallup, WA 98373	Owned	N/A	425
Fawcett 401 South Fawcett Avenue Tacoma, WA 98402	Owned	N/A	278
Gig Harbor* 3123 56th St. Ct. NW Gig Harbor, WA 98335	Owned	N/A	641

Exhibit II-1 (continued)
Rainier Pacific Bank
Description of Office Facilities

Location	Leased or Owned	Lease Expiration Date	Net Book Value at March 31, 2003
			(Dollars in Thousands)
Gig Harbor North 4949 Borgen Blvd., Suite 101 Gig Harbor, WA 98332	Leased	12/31/2007	244
Lakewood 6015 100th SW Lakewood, WA 98499	Owned	N/A	$1,187
Meridian* 17510 Meridian East Puyallup, WA 98373	Owned	N/A	1,212
Pearl 1211 South Pearl Street Tacoma, WA 98465	Owned	N/A	308
South Hill* 109 35th Avenue SE Puyallup, WA 98371	Owned	N/A	1,372
Spanaway* 16120 Pacific Avenue Spanaway, WA 98387	Owned	N/A	1,921
Twin Lakes* 33650 21st Avenue SW Federal Way, WA 98023	Owned	N/A	985
University Place* 4704 Bridgeport Way SW University Place, WA 98466	Owned	N/A	863
Federal Way (2) 1900 South 320th Federal Way, WA 98003	Leased	12/31/2008	--

* Drive-up ATM available.

(1) We purchased land for the purpose of constructing an office/retail building that will accommodate a portion of our administrative functions as well as the relocation of our Fawcett Avenue branch. The land was purchased in two phases in October 1999 and December 2002. The new facility is expected to be completed at a total cost, including the land, of approximately $14.0 million during 2004, exclusive of tenant improvements and leasing costs. We currently plan to occupy approximately 14,000 square feet and will lease the remainder of the building's 60,000 square feet.

(2) This future branch has been approved by the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation. We will construct a new branch facility on leased land that is scheduled to open in Spring of 2004.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003	Quarter 1	4.25%	1.10%	1.16%	3.87%
As of June 6, 2003		4.25%	1.05%	1.08%	3.37%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 16, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	70,003	267	12-31	05/59	81.49	12,450
WES	Westcorp of Irvine CA	NYSE	California	Thrift	13,169	24	12-31	05/86	28.60	1,121
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	11,438	144	12-31	01/71	44.47	1,242
NDE	IndyMac Bancorp of CA	NYSE		Thrift	9,477	0		/	26.49	1,462
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,416	29	12-31	12/83	34.40	584
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,154	24	03-31	03/96	38.50	453
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	2,561	9	12-31	/	33.85	260
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,568	20	06-30	12/93	41.06	261
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,195	4	12-31	04/98	10.90	173
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,182	11	06-30	06/96	29.95	149
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	1,173	3	12-30	/	16.20	233
HWFG	Harrington West Fncl of CA	OTC	Southern CA	Thrift	835	10	12-30	/	12.25	53
MBBC	Monterey Bay Bancorp of CA	OTC	West Central CA	Thrift	626	8	12-31	02/95	26.05	90
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	500	0	12-30	08/02	18.61	98
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	232	5	12-31	06/97	7.00	9
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	217	4	12-31	01/96	10.85	20
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	6,610	38	09-30	12/85	18.45	472
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,807	80	12-31	11/83	12.08	705
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,699	38	12-31	05/01	22.50	335
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	2,182	32	09-30	03/98	25.43	609
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	951	12	12-31	01/94	25.64	138
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	824	10	09-30	12/00	23.65	127
FDTR	Federal Trust Corp of FL	OTC	Northcentral FL	Thrift	429	3	12-31	12/97	5.65	37
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,NJ,PA,RI,CT	M.B.	40,864	515	12-31	08/86	16.55	4,369
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,490	86	12-31	11/93	26.66	2,209
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	22,399	74	12-31	01/94	51.40	4,816
HCBK	Hudson Cty Bcp MHC of NJ(38.8) (3)	OTC	New Jersey	Thrift	14,914	81	12-31	07/99	26.25	5,036
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	12,020	114	12-31	11/93	28.22	3,945
RSLN	Roslyn Bancorp, Inc. of NY (3)	OTC	Long Island NY	M.B.	10,881	32	12-31	01/97	19.95	1,562
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	8,116	71	12-31	03/98	28.45	1,571
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	6,901	32	12-31	12/97	19.97	1,193
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,603	58	12-31	10/00	18.22	595
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,NY,OH	Thrift	5,131	124	06-30	11/94	15.97	761
PFS	Provident Financal Serv of NJ (3)	NYSE	Northern NJ	Thrift	3,678 P	0	12-31	01/03	19.05	1,172
FNFG	First Niagara Financial of NY (3)	OTC	North/Central NY	Thrift	3,409 P	38	12-31	01/03	13.38	884
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,094	19	06-30	06/96	24.70	628
TRST	TrustCo Bank Corp of NY	OTC	New York	Thrift	2,712	57		/	11.34	842
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,495	52	03-31	07/98	27.15	412
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,291	23	12-31	04/98	15.64	431
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	1,938	22	12-31	11/86	37.51	294
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,829	21	06-30	07/94	27.91	195
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,745	16	12-31	07/96	24.00	331
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,737	10	12-31	11/95	21.04	265
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,625	38	06-30	07/87	24.31	135
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,335	17	12-31	06/90	14.55	153
PRTR	Partners Trust MHC of NY(46.4)	OTC	Western NY	Thrift	1,328	9	12-31	04/02	20.87	296
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,230	21	09-30	03/99	26.76	250
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,167	34	12-31	12/88	18.60	120
PFNC	Progress Financial Corp. of PA	OTC	Southeastern PA	Thrift	1,107	20	12-31	07/83	15.18	108
PBCP	Provident Bcp MHC of NY (45.1)	OTC	Southern NY	Thrift	1,091	17	09-30	01/99	33.04	263
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	906	19	09-30	04/98	15.50	65
FBBC	First Bell Bancorp, Inc. of PA	OTC	Pittsburgh PA	Thrift	906	7	12-31	06/95	26.12	118
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	868	14	12-31	03/96	25.63	128

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 16, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	831	8	12-31	12/97	30.31	141
WGBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	829	13	06-30	04/02	15.81	179
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	818	13	12-31	07/98	16.04	85
SFFS	Sound Fed Bancorp Inc of NY	OTC	NY,CT	Thrift	741 P	8	03-31	01/03	13.32	176
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	720	13	12-31	07/94	32.49	89
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	659	5	09-30	08/87	24.90	57
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	630	11	09-30	06/88	20.25	54
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	628	11	09-30	07/98	15.91	93
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	604	11	12-31	11/89	18.30	94
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	543	7	09-30	01/95	22.00	44
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	507	5	03-31	10/94	16.20	37
SVBI	Severn Bancorp Inc of MD	OTC	Central Maryland	Thrift	492	2	12-30	/	23.50	97
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	491	9	09-30	06/99	7.00	21
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	420	6	12-31	12/98	23.56	116
WEBK	West Essex Bp MHC of NJ (40.1)	OTC	NorthCentral NJ	Thrift	384	8	12-31	10/98	35.07	172
PHFC	Pittsburgh Fin Corp of PA	OTC	Pittsburgh PA	Thrift	380	9	09-30	04/96	16.00	23
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	369	8	12-31	03/95	24.93	86
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	368	6	06-30	11/93	18.50	48
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	344	10	12-31	12/01	18.00	53
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	324	5	06-30	01/97	22.75	21
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	317	6	06-30	02/87	19.80	37
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	293 J	5	07-31	08/88	8.00	55
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	283	6	12-31	03/85	33.72	32
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	283	5	12-31	11/95	14.75	36
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	256	4	12-31	10/99	32.00	92
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	247	6	12-31	06/85	15.25	24
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	244	6	06-30	12/98	24.00	49
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	157 D	3	03-31	04/97	13.33	42
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	141 D	4	12-30	10/02	18.37	29
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	87	1	09-30	03/99	9.95	23
Mid-West Companies										
CFB	Commercial Federal Corp. of NE	NYSE	CO,IA,NE,KS,OK	M.B.	13,328	195	12-31	12/84	22.30	999
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	9,507	75	12-31	04/97	20.77	1,232
CFFN	Capitol Fd Fn MHC of KS (30.0)	OTC	Kansas	Thrift	8,720	34	09-30	04/99	29.96	2,191
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	5,985	33	12-31	01/90	37.50	874
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,522 D	54	03-31	07/92	23.97	574
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,093	84	12-31	11/89	19.79	390
BKMU	Bank Mutual Cp MHC of WI(49.8)	OTC	WI,MN	Thrift	2,849	70	12-31	11/00	33.20	711
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,293	22	09-30	06/93	29.35	276
TONE	TierOne Corporation of NE	OTC	Lincoln NE	Thrift	2,145	0	12-31	10/02	22.10	499
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,994	29	12-31	07/98	9.24	318
SUFI	Superior Financial Corp of AR	OTC	Eastcentral AR	Thrift	1,747	60	12-31	02/99	23.47	194
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,597	23	12-31	07/98	14.00	172
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,516	24	06-30	01/99	16.81	224
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,113	8	09-30	09/85	29.18	246
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,079	22	12-31	/	16.31	123
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,050	15	03-31	03/01	22.04	187
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	897	14	12-31	10/95	20.18	128
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	811	8	12-31	04/98	19.25	89
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	776	17	12-31	12/99	22.10	117
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	772	32	06-30	04/92	18.76	61
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	761	13	12-31	06/94	19.95	87
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	739	16	09-30	09/93	18.26	46
FBCI	Fidelity Bancorp of Chicago IL	OTC	Chicago IL	Thrift	723	5	09-30	12/93	33.45	106
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	696	13	06-30	12/92	13.92	81
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	683	19	09-30	04/98	12.30	53
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	635	16	06-30	04/99	19.17	76
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	631	9	09-30	03/00	24.12	61
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	551	12	09-30	10/94	26.20	61
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	540	8	12-31	12/98	17.94	80

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 16, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
KNK	Kankakee Bancorp, Inc. of IL	AMEX	Northeast IL	Thrift	517	14	12-31	01/93	46.65	44
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	511	6	09-30	08/88	12.10	54
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	508	15	09-30	07/87	21.00	72
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	472	11	12-31	03/87	13.98	44
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	470	5	12-31	10/97	25.26	100
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	467	6	12-31	02/98	16.00	58
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	435	7	09-30	03/94	25.22	32
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	433	5	09-30	12/98	23.89	65
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	426	9	12-31	03/96	34.88	56
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	397	9	12-31	01/99	20.75	59
GFED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	376	9	06-30	12/97	16.00	48
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	363	3	06-30	05/01	21.20	83
WAYN	Wayne Savings Bancorp of OH	OTC	Central OH	Thrift	354 P	10	03-31	01/03	13.42	52
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	352	5	12-31	05/96	23.49	34
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	351	6	12-31	07/94	25.75	45
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	319	6	12-31	04/97	29.38	28
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	318	6	12-31	09/00	23.02	48
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	315	5	12-31	02/95	25.90	35
STBI	Sturgis Bancorp of MI	OTC	Southcentral MI	Thrift	294	11	12-31	11/88	10.99	31
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	281	7	12-31	12/97	17.65	40
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	281	8	06-30	04/94	25.45	29
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	280	7	12-31	01/88	14.75	24
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	267	10	06-30	12/93	16.00	26
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	264	3	12-31	08/96	26.85	32
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	259	7	12-31	04/95	16.25	31
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	253	6	06-30	05/97	17.99	26
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	237	4	06-30	04/93	19.50	26
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	234	5	12-31	12/96	34.75	28
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	229	6	09-30	07/92	7.75	25
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	226	8	12-31	04/95	24.65	28
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	225	3	12-31	06/95	18.23	27
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	214	6	12-31	08/02	13.80	32
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	213	2	12-31	04/01	21.50	28
SFBI	Security Financial Bcrp of IN	OTC	Northeast IN	Thrift	200	6	06-30	01/00	23.81	44
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	189	7	06-30	04/99	17.68	29
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	172	3	12-31	06/95	30.87	24
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	167	3	09-30	10/95	16.30	22
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	155	3	12-31	04/96	14.76	14
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	153	6	12-31	06/98	17.00	15
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	152	2	12-31	12/96	14.19	11
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	151	1	06-30	05/95	16.50	27
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	147	3	06-30	03/98	15.25	25
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	146	1	12-31	06/95	18.15	15
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	143	4	06-30	04/97	14.10	20
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	142	5	12-31	08/87	1.26	9
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	142	3	12-31	01/95	24.00	17
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	139	3	06-30	07/95	19.58	24
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	136	2	12-31	12/93	16.59	19
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	133	2	06-30	04/96	13.45	16
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	132	3	06-30	03/95	13.00	9
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122	3	06-30	02/95	13.25	14
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	121	3	12-31	10/01	17.70	26
GCFC	Grand Central Fin. Corp. of OH	OTC	Northeast OH	Thrift	106	2	12-31	12/98	12.88	21
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	106	1	12-31	08/94	22.15	42
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	103	3	06-30	02/95	13.70	18
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	101	3	06-30	01/94	11.82	15
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	100	1	12-31	10/98	16.10	23
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	99	4	12-31	06/98	4.80	12
KYF	Kentucky First Bancorp of KY	AMEX	Central KY	Thrift	76	2	06-30	08/95	17.80	16
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	63	2	06-30	07/96	5.00	7

New England Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 16, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
WBS	Webster Financial Corp. of CT	NYSE	CT	Thrift	14,356	109	12-31	12/86	38.20	1,743
PBCT	Peoples Bank, MHC of CT (40.8) (3)	OTC	CT	Div.	11,853	150	12-31	07/88	29.19	1,804
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	3,776	42	12-31	11/98	20.70	478
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,555	28	12-31	03/00	39.90	442
FAB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	2,414	28	03-31	01/97	31.20	263
FESX	First Essex Bancorp, Inc of MA (3)	OTC	MA,NH	Div.	1,755	20	12-31	08/87	37.13	287
PORT	Port Fin. Corp of Brighton MA	OTC	Eastern MA	Thrift	1,546	10	12-31	04/00	53.65	284
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,491	11	12-31	10/95	24.66	109
BRKL	Brookline Bancorp of MA (3)	OTC	Eastern MA	Thrift	1,424	6	12-31	07/02	14.17	819
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,061	11	12-31	06/00	27.40	164
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,016	15	12-31	05/86	34.00	154
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	1,000	13	12-31	06/86	22.00	83
WFD	Westfield Finl MHC of MA(47.0) (3)	AMEX	Southwestern MA	Thrift	815	10	12-31	12/01	18.77	188
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	727	12	12-31	03/99	26.79	97
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	685	18	06-30	02/86	22.90	97
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	488 D	8	03-31	10/86	33.79	56
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	487	14	12-31	05/86	22.47	44
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	470	11	06-30	08/87	16.05	42
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	436	5	12-31	05/86	13.75	58
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	433	6	12-31	12/88	35.52	74
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	421	9	12-31	12/86	23.00	62
MYST	Mystic Financial of MA (3)	OTC	Eastern MA	Thrift	418	5	06-30	01/98	21.75	32
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	186 J	5	04-30	12/87	17.74	24
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	157	3	09-30	03/96	25.00	23
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,311	115	09-30	11/82	23.51	1,636
STSA	Sterling Financial Corp of WA	OTC	WA,ID,OR,MT	M.B.	3,821	77	12-31	06/83	24.70	364
KFBI	Klamath First Bancorp of OR	OTC	Southern OR,WA	Thrift	1,478	56	09-30	10/95	16.81	115
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	820	15	03-31	08/86	15.51	164
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	790	10	12-31	12/85	23.90	102
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	706	12	03-31	10/99	24.96	121
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	590	18	12-31	01/98	21.99	147
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	436	13	09-30	01/98	22.39	95
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	420	12	03-31	10/97	17.50	76
OTFC	Oregon Trail Fin. Corp. of OR	OTC	Northeast OR,WA	Thrift	380 D	9	03-31	10/97	23.94	73
FBNW	FirstBank NW Corp. of ID	OTC	West WA/East ID	Thrift	332	8	03-31	07/97	26.19	36
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,214	44	09-30	11/83	28.75	366
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,070	16	09-30	09/90	12.23	143
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA,AL	Thrift	943 D	5	09-30	10/01	31.31	614
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	696	16	12-31	05/96	30.61	82
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	526	15	09-30	04/95	32.87	76
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	501	9	12-31	10/02	12.99	118
UFBS	Union Fin Bancshares Inc of SC	OTC	Northwest SC	Thrift	345	6	09-30	08/87	16.48	32
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	286 D	6	03-31	03/88	15.50	32
BFSB	Bedford Bancshares, Inc. of VA	OTC	Southwest VA	Thrift	263	4	09-30	08/94	23.00	48
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	224	3	09-30	07/00	33.85	39
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	222	2	12-31	10/96	9.24	28
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	210	3	12-31	04/97	18.83	26
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	145	2	06-30	12/97	14.73	26
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	140	5	09-30	02/95	13.75	10
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	112	4	06-30	10/95	15.00	14
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	112	3	12-31	01/98	14.00	18
South-West Companies										

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 16, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,530	50	12-31	03/92	28.45	146
JXVL	Jacksonville Bancorp Inc of TX	OTC	East Central TX	Thrift	446	9	09-30	04/96	31.25	56
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	216	2	06-30	06/95	16.39	19
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	197	6	12-31	08/86	9.54	13
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,697	3	12-31	10/96	9.30	60
HCBC	High Country Bancorp of CO	OTC	Southcentral CO	Thrift	183	4	06-30	12/97	28.75	26
CRZY	Crazy Woman Creek Bncorp of WY	OTC	Northeast WY	Thrift	76	3	09-30	03/96	15.85	13
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 06/16/03

EXHIBIT III-2

Public Market Pricing of Pacific Northwest Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of June 6, 2003

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	21.49	324.11	1.08	15.25	15.38	144.63	14.95	155.48	17.63	0.46	2.23	34.68	2,281	10.43	0.69	0.89	9.26	0.71	7.18
All Public Companies	21.49	324.11	1.08	15.25	15.38	144.63	14.95	155.48	17.63	0.46	2.23	34.68	2,281	10.43	0.69	0.89	9.26	0.71	7.18
Special Selection Grouping(8)	21.75	285.66	1.33	15.02	14.41	151.79	16.55	163.20	16.17	0.47	2.26	40.55	1,670	11.09	0.37	1.21	11.07	1.07	9.68
State of WA	21.81	338.14	1.45	13.89	14.37	162.59	18.35	171.07	15.50	0.45	2.15	33.42	1,862	11.72	0.38	1.35	11.88	1.25	11.03
Comparable Group																			
Special Comparative Group(8)																			
EVRT Evertrust Fin. Grp, Inc. of WA	24.96	120.68	1.27	18.96	17.70	131.65	17.09	131.65	19.65	0.48	1.92	37.80	706	12.98	0.03	0.99	7.40	0.89	6.67
FMSB First Mutual Bncshrs Inc of WA	23.90	102.32	1.55	10.74	12.92	222.53	12.95	222.53	15.42	0.31	1.30	20.00	790	5.82	0.06	1.09	16.36	0.91	13.70
FBNW FirstBank NW Corp. of ID	26.19	36.17	0.84	21.77	13.03	120.30	10.88	120.30	NM	0.60	2.29	71.43	332	9.04	0.55	0.87	9.55	0.36	3.99
HFWA Heritage Financial Corp of WA	21.99	146.74	1.23	10.46	15.93	210.23	24.87	232.45	17.88	0.54	2.46	43.90	590	11.83	0.43	1.55	12.42	1.39	11.07
HRZB Horizon Financial Corp. of WA	15.51	163.63	0.97	10.07	13.49	154.02	19.96	154.79	15.99	0.46	2.97	47.42	820	12.96	0.20	1.52	11.69	1.28	9.86
KFBI Klamath First Bancorp of OR	16.81	115.30	0.78	17.35	16.16	96.89	7.80	143.19	21.55	0.52	3.09	66.67	1,478	8.05	0.15	0.48	6.12	0.36	4.59
OTFC Oregon Trail Fin. Corp. of OR(7)	23.94	72.66	1.66	19.38	13.92	123.53	19.11	123.66	14.42	0.44	1.84	26.51	380	15.47	0.22	1.34	8.97	1.30	8.66
RVSB Riverview Bancorp, Inc. of WA	17.50	76.28	1.09	12.51	17.50	139.89	18.17	140.90	16.06	0.50	2.86	45.87	420	12.99	0.18	1.07	8.12	1.16	8.85
STSA Sterling Financial Corp of WA	24.70	364.40	1.94	16.34	13.14	151.16	9.54	188.84	12.73	0.00	0.00	0.00	3,821	6.31	0.74	0.83	13.87	0.85	14.32
TSBK Timberland Bancorp, Inc. of WA	22.39	95.22	1.49	17.82	13.17	125.65	21.85	125.65	15.03	0.48	2.14	32.21	436	17.39	0.99	1.71	9.69	1.50	8.49
WFSL Washington Federal, Inc. of WA	23.51	1635.83	2.09	14.20	11.09	165.56	22.37	171.73	11.25	0.84	3.57	40.19	7,311	13.51	NA	2.04	15.52	2.01	15.30

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes North-West Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of California Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of June 6, 2003

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	21.49	324.11	1.08	15.25	15.38	144.63	14.95	155.48	17.63	0.46	2.23	34.68	2,281	10.43	0.69	0.89	9.26	0.71	7.18
All Public Companies	21.49	324.11	1.08	15.25	15.38	144.63	14.95	155.48	17.63	0.46	2.23	34.68	2,281	10.43	0.69	0.89	9.26	0.71	7.18
Special Selection Grouping(8)	30.54	1325.62	1.97	18.11	11.87	168.26	13.50	175.79	12.40	0.20	0.73	12.33	8,635	8.26	0.34	1.17	14.46	0.82	10.78
State of WA	21.81	338.14	1.45	13.89	14.37	162.59	18.35	171.07	15.50	0.45	2.15	33.42	1,862	11.72	0.38	1.35	11.88	1.25	11.03
Comparable Group																			
Special Comparative Group(8)																			
BYFC Broadway Financial Corp. of CA	10.85	19.74	0.78	8.64	13.91	125.58	9.08	125.58	13.91	0.15	1.38	19.23	217	7.23	0.04	0.73	9.45	0.73	9.45
CCBI Commercial Capital Bcrp of CA	16.20	232.55	0.37	5.91	15.58	274.11	19.83	324.00	NM	0.00	0.00	0.00	1,173	7.23	0.02	1.48	18.37	0.53	6.54
DSL Downey Financial Corp. of CA	44.47	1242.00	2.65	30.49	11.83	145.85	10.86	146.38	16.78	0.36	0.81	13.58	11,438	7.44	0.66	0.91	13.06	0.64	9.20
FPTB First PacTrust Bancorp of CA	18.61	98.45	0.61	16.95	NM	109.79	19.68	109.79	NM	0.24	1.29	39.34	500	17.93	NA	0.68	4.21	0.70	4.36
FED FirstFed Financial Corp. of CA	34.40	583.84	3.12	22.81	10.03	150.81	13.22	154.33	11.03	0.00	0.00	0.00	4,416	8.77	0.14	1.33	16.13	1.21	14.67
GDW Golden West Fin. Corp. of CA	81.49	****.**	6.38	34.00	12.69	239.68	17.78	239.68	12.77	0.34	0.42	5.33	70,003	7.42	0.63	1.51	20.32	1.50	20.20
HWFG Harrington West Fncl of CA	12.25	53.02	1.35	10.15	9.21	120.69	6.35	137.02	9.07	0.16	1.31	11.85	835	5.26	0.02	0.69	13.33	0.70	13.53
HTHR Hawthorne Fin. Corp. of CA	33.85	260.00	3.24	21.69	11.06	156.06	10.15	182.68	10.45	0.00	0.00	0.00	2,561	6.51	0.42	1.05	15.97	1.11	16.91
NDE IndyMac Bancorp of CA	26.49	1462.01	-1.09	16.00	10.15	165.56	15.43	172.35	NM	0.40	1.51	NM	9,477	9.32	1.03	1.73	16.57	-0.72	-6.92
MBBC Monterey Bay Bancorp of CA(7)	26.05	90.16	1.76	16.83	14.39	154.78	14.41	156.55	14.80	0.00	0.00	0.00	626	9.31	0.47	1.07	11.41	1.04	11.10
PFB PFF Bancorp, Inc. of Pomona CA	38.50	453.15	2.92	23.21	12.79	165.88	14.37	166.67	13.18	0.40	1.04	13.70	3,154	8.66	0.59	1.16	12.47	1.13	12.10
PPBI Pacific Premier Bncrp of CA(7)	7.00	9.34	1.52	8.23	4.19	85.05	4.02	85.05	4.61	0.00	0.00	0.00	232	4.72	2.66	0.92	21.49	0.83	19.56
PROV Provident Fin. Holdings of CA	29.95	148.82	0.58	20.40	10.19	146.81	12.59	147.03	NM	0.20	0.67	34.48	1,182	8.58	0.09	1.33	14.39	0.26	2.84
QCBC Quaker City Bancorp, Inc of CA	41.06	261.14	3.45	21.20	11.34	193.68	16.65	194.32	11.90	0.00	0.00	0.00	1,568	8.60	0.25	1.52	17.80	1.44	16.96
UPFC United PanAm Fin. Corp of CA	10.90	173.02	0.88	5.88	12.53	185.37	14.47	185.37	12.39	0.00	0.00	0.00	1,195	7.81	0.07	1.50	16.17	1.52	16.36
WES Westcorp of Irvine CA	28.60	1121.26	2.29	16.27	13.00	175.78	8.51	175.89	12.49	0.52	1.82	22.71	13,169	4.84	0.52	0.72	14.13	0.75	14.71

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes California Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-1

Stock Prices:
As of June 6, 2003

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of June 6, 2003

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(179)	20.76	11,109	290.1	22.02	15.10	20.51	1.01	21.58	16.95	1.42	1.09	15.79	14.83	173.76
NYSE Traded Companies(12)	32.54	71,570	2,380.8	35.32	21.96	31.73	2.39	11.14	24.20	2.93	2.05	19.00	17.21	266.80
AMEX Traded Companies(13)	22.30	3,508	76.4	23.78	16.27	21.69	1.98	20.86	15.69	1.43	0.85	18.59	17.47	209.60
NASDAQ Listed OTC Companies(154)	19.63	6,727	134.1	20.74	14.41	19.46	0.80	22.52	16.46	1.29	1.04	15.27	14.38	162.70
California Companies(16)	30.54	26,037	1,325.6	32.11	20.22	29.42	4.17	30.94	28.53	2.55	1.97	18.11	17.63	234.68
Florida Companies(7)	19.06	20,024	346.3	20.36	13.24	19.28	-0.74	20.69	20.89	1.18	1.07	11.53	10.82	146.44
Mid-Atlantic Companies(36)	19.51	19,846	375.4	21.00	13.95	19.33	0.88	24.42	19.67	1.31	1.13	13.67	12.47	171.26
Mid-West Companies(85)	19.35	5,347	107.2	20.36	14.42	19.17	0.81	20.32	14.79	1.24	0.90	16.02	15.26	160.18
New England Companies(6)	28.66	12,812	451.2	31.68	21.49	28.22	1.82	12.41	14.45	1.92	0.73	21.06	16.55	277.38
North-West Companies(8)	21.87	15,408	352.8	22.60	15.28	21.65	0.83	24.03	20.54	1.59	1.35	15.78	14.28	158.20
South-East Companies(14)	19.97	3,829	75.6	21.25	15.04	19.64	0.95	20.72	13.38	1.45	1.11	17.06	16.52	149.70
South-West Companies(4)	21.41	2,361	58.6	22.97	17.70	21.51	-0.81	8.90	-0.45	2.21	2.15	18.50	16.67	268.32
Western Companies (Excl CA)(3)	17.97	2,733	33.0	19.35	12.54	18.10	-1.23	10.50	14.09	0.57	0.39	15.54	15.44	186.50
Thrift Strategy(169)	20.75	9,086	260.7	21.93	15.06	20.50	1.00	22.26	17.30	1.40	1.10	15.85	14.95	170.46
Mortgage Banker Strategy(8)	22.83	52,553	927.0	25.88	17.38	22.58	1.53	7.71	11.80	1.82	1.07	16.27	13.57	253.10
Real Estate Strategy(2)	13.01	5,144	67.5	13.38	9.18	13.07	-0.45	22.82	10.16	1.33	0.84	9.65	9.64	116.94
Companies Issuing Dividends(159)	20.82	11,330	300.2	22.11	15.24	20.61	0.78	20.11	15.68	1.44	1.11	15.93	14.94	172.88
Companies Without Dividends(20)	20.24	9,015	194.0	21.11	13.74	19.55	3.12	35.55	29.02	1.22	0.89	14.50	13.71	182.12
Equity/Assets <6%(13)	18.30	16,986	364.8	20.49	12.63	18.18	0.61	20.48	22.95	1.42	0.84	13.56	12.02	259.30
Equity/Assets 6-12%(120)	22.14	12,489	351.8	23.47	15.96	21.82	1.25	20.74	17.23	1.61	1.24	16.07	14.94	191.08
Equity/Assets >12%(46)	17.92	5,995	112.6	18.74	13.56	17.81	0.49	24.00	14.59	0.93	0.80	15.70	15.29	106.35
Actively Traded Companies(13)	28.81	53,140	1,847.7	30.45	21.49	28.15	1.72	6.06	13.13	2.32	1.93	16.41	13.98	220.06
Market Value Below $20 Million(23)	13.95	1,126	14.5	14.79	10.37	13.98	0.12	18.63	11.60	0.51	0.44	13.47	13.17	128.90
Holding Company Structure(177)	20.87	11,192	293.1	22.13	15.19	20.61	1.06	21.33	16.56	1.43	1.10	15.87	14.89	174.64
Assets Over $1 Billion(54)	24.54	30,418	843.4	26.62	17.65	24.06	1.85	16.38	17.99	1.88	1.39	15.10	13.58	199.28
Assets $500 Million-$1 Billion(38)	21.08	4,553	87.2	22.13	15.02	20.88	0.60	25.81	17.44	1.47	1.22	16.75	15.67	187.52
Assets $250-$500 Million(40)	19.97	2,576	46.3	20.89	14.86	19.71	1.02	22.16	17.25	1.40	1.08	16.42	15.45	175.13
Assets less than $250 Million(47)	16.81	1,314	20.7	17.57	12.40	16.77	0.34	23.73	15.09	0.87	0.65	15.29	15.05	132.07
Goodwill Companies(110)	21.76	13,753	299.5	23.21	15.85	21.47	1.27	18.79	16.13	1.62	1.24	16.11	14.58	187.06
Non-Goodwill Companies(68)	19.23	6,585	277.5	20.16	13.95	19.04	0.61	26.19	18.00	1.09	0.85	15.41	15.41	152.80
Acquirors of FSLIC Cases(6)	33.50	49,966	2,732.4	36.49	24.02	33.01	-0.40	5.69	18.01	2.46	1.90	20.46	19.60	263.21

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 6, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(31)	24.67	23,359	598.3	26.30	18.01	24.36	1.30	21.29	19.20	1.59	1.30	14.85	13.83	163.97
NYSE Traded Companies(4)	29.66	88,699	2,781.7	30.49	20.46	28.97	2.88	36.03	33.43	2.40	0.88	13.52	10.93	125.08
AMEX Traded Companies(4)	22.86	3,057	72.8	24.87	16.84	22.00	4.38	19.95	10.73	0.90	0.84	15.59	15.05	171.37
NASDAQ Listed OTC Companies(23)	24.09	15,170	296.8	25.80	17.78	23.95	0.45	18.85	18.15	1.56	1.46	14.96	14.14	169.70
Mid-Atlantic Companies(11)	26.17	54,278	1,463.9	27.73	18.59	25.99	0.91	24.53	27.29	1.98	1.31	13.15	11.56	142.96
New England Companies(16)	25.30	8,452	180.9	27.11	19.11	24.81	2.03	15.51	12.81	1.43	1.35	16.64	15.72	188.07
North-West Companies(3)	31.46	6,555	128.9	22.90	13.98	21.55	-1.07	40.36	24.90	1.47	1.26	13.26	13.24	136.11
South-East Companies(1)	9.24	3,080	28.5	9.40	6.80	9.20	0.43	24.03	23.36	0.54	0.53	8.12	8.12	72.05
Thrift Strategy(28)	24.40	21,955	575.0	25.96	17.81	24.10	1.23	22.45	19.79	1.53	1.24	14.99	13.97	162.60
Mortgage Banker Strategy(1)	19.95	78,300	1,562.1	23.31	15.30	19.32	3.26	-11.25	10.65	1.92	1.87	7.01	6.99	138.97
Diversified Strategy(2)	37.13	7,718	286.6	38.90	26.48	36.74	1.06	21.34	11.17	2.68	2.54	18.73	16.79	227.42
Companies Issuing Dividends(31)	24.67	23,359	598.3	26.30	18.01	24.36	1.30	21.29	19.20	1.59	1.30	14.85	13.83	163.97
Equity/Assets <6%(3)	21.95	28,789	582.6	24.21	16.15	21.43	2.45	17.58	16.12	1.69	1.49	11.15	10.24	195.88
Equity/Assets 6-12%(22)	27.31	19,495	618.3	29.10	19.99	26.91	1.67	16.99	15.76	1.81	1.45	16.02	24.80	184.19
Equity/Assets >12%(6)	16.80	34,165	536.2	17.57	12.04	16.89	-0.60	38.18	32.77	0.75	0.68	12.61	12.26	77.24
Actively Traded Companies(6)	28.28	5,124	132.0	29.79	21.76	27.76	1.19	15.36	16.87	1.81	1.78	18.26	17.67	189.26
Holding Company Structure(28)	24.19	25,792	660.0	25.91	17.62	23.84	1.44	21.22	18.63	1.54	1.26	14.58	13.47	158.26
Assets Over $1 Billion(15)	26.50	46,244	1,200.8	28.41	18.98	26.03	1.78	21.31	22.02	1.76	1.27	14.50	12.88	142.65
Assets $500 Million-$1 Billion(6)	23.26	5,388	117.9	24.85	16.71	23.26	-0.33	25.25	16.95	1.56	1.40	14.19	13.29	168.88
Assets $250-$500 Million(7)	25.37	2,239	50.8	26.41	18.92	24.97	2.25	22.29	16.69	1.63	1.46	17.10	16.75	218.00
Assets less than $250 Million(3)	17.33	1,780	25.0	19.14	14.01	17.35	0.08	10.91	16.38	0.71	0.91	12.59	12.56	127.58
Goodwill Companies(21)	26.39	29,560	793.7	28.30	19.05	26.03	1.49	21.35	19.54	1.80	1.41	15.20	13.75	170.65
Non-Goodwill Companies(9)	21.04	9,829	157.0	22.10	15.91	20.82	0.85	20.99	17.85	1.09	1.07	14.40	14.40	149.86

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 6, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(15)	22.46	14,963	127.9	24.24	15.94	22.81	-1.40	21.55	17.21	0.67	0.61	10.99	10.02	95.46
BIF-Insured Thrifts(5)	24.19	53,797	371.1	24.55	14.86	23.71	2.10	26.44	21.12	0.81	0.76	11.15	10.37	111.13
AMEX Traded Companies(2)	14.36	6,159	50.2	14.83	10.80	13.89	2.96	11.25	13.47	0.37	0.38	9.90	9.90	59.60
NASDAQ Listed OTC Companies(18)	23.92	27,421	208.6	25.44	16.23	24.13	-0.89	24.20	18.80	0.75	0.68	11.17	10.14	104.29
Mid-Atlantic Companies(13)	21.21	24,056	135.9	22.95	14.57	21.55	-1.19	20.34	16.20	0.69	0.65	9.85	8.92	94.01
Mid-West Companies(4)	25.39	24,585	266.6	26.42	16.20	25.50	-0.83	32.98	28.62	0.91	0.75	12.70	11.59	110.75
New England Companies(2)	23.98	35,920	412.4	24.18	17.05	23.10	3.93	19.87	18.47	0.71	0.72	13.81	12.87	136.49
South-East Companies(1)	31.31	19,624	124.1	32.75	23.71	31.15	0.51	18.15	0.74	0.14	0.11	13.12	13.12	48.05
Thrift Strategy(19)	22.57	23,148	161.8	24.04	15.35	22.76	-0.70	23.39	18.37	0.69	0.63	10.79	9.93	94.46
Diversified Strategy(1)	29.19	61,800	734.1	29.36	21.11	28.21	3.47	12.92	15.83	0.97	0.93	15.43	13.55	191.79
Companies Issuing Dividends(20)	22.92	25,183	191.9	24.32	15.66	23.05	-0.48	22.84	18.24	0.71	0.65	11.03	10.12	99.59
Equity/Assets 6-12%(12)	23.92	35,368	267.8	25.58	16.19	24.20	-1.12	22.53	20.71	0.85	0.75	11.08	9.86	119.71
Equity/Assets >12%(8)	21.20	7,721	61.7	22.16	14.74	21.07	0.62	23.37	14.01	0.47	0.49	10.95	10.55	65.09
Holding Company Structure(17)	22.13	23,928	165.6	23.63	14.98	22.41	-1.06	22.41	18.68	0.73	0.65	10.58	9.78	97.42
Assets Over $1 Billion(7)	26.93	59,715	457.1	27.77	17.31	26.38	2.04	29.64	21.40	1.03	0.96	11.99	10.44	122.85
Assets $500 Million-$1 Billion(3)	22.00	11,846	82.8	22.74	15.77	21.81	0.86	22.48	12.52	0.33	0.32	11.04	10.88	78.74
Assets $250-$500 Million(6)	22.30	3,115	27.1	25.27	14.99	23.71	-5.10	20.74	23.05	0.61	0.50	10.37	9.15	106.47
Assets less than $250 Million(4)	17.36	2,338	15.7	18.29	13.52	17.33	-0.13	13.84	10.99	0.55	0.54	10.20	10.18	65.92
Goodwill Companies(11)	22.49	17,008	168.4	23.44	15.22	22.36	0.21	25.98	21.86	0.80	0.72	11.23	9.48	116.18
Non-Goodwill Companies(9)	23.39	34,266	218.0	25.31	16.14	23.82	-1.24	19.34	14.21	0.61	0.57	10.82	10.82	81.15
MHC Institutions(20)	22.92	25,183	191.9	24.32	15.66	23.05	-0.48	22.84	18.24	0.71	0.65	11.03	10.12	99.59

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and *is not shown on a pro forma basis.*
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) *are indicated ratios* based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public *(non-MHC) shares.*

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or *completeness of such information.*

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 6, 2003

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	26.66	82,856	2,208.9	35.17	21.60	26.45	0.79	-21.93	-1.80	2.87	2.72	18.04	15.80	271.44
BBX	BankAtlantic Bancorp of FL	12.08	58,393	705.4	12.40	7.00	11.54	4.68	12.27	27.83	1.18	1.01	8.21	6.65	99.44
CFB	Commercial Federal Corp. of NE	22.30	44,808	999.2	29.16	19.01	22.47	-0.76	-18.91	-4.50	2.31	0.81	16.92	12.83	297.45
DSL	Downey Financial Corp. of CA	44.47	27,929	1,242.0	52.08	30.44	43.90	1.30	-10.34	14.03	3.76	2.65	30.49	30.38	409.54
FED	FirstFed Financial Corp. of CA	34.40	16,972	583.8	35.45	22.93	33.93	1.39	22.20	18.83	3.43	3.12	22.81	22.29	260.21
FBC	Flagstar Bancorp, Inc of MI	20.77	59,332	1,232.3	23.13	8.36	19.80	4.90	98.76	92.31	2.45	-0.63	7.72	7.72	160.23
GDW	Golden West Fin. Corp. of CA	81.49	152,775	12,449.6	82.45	56.20	77.79	4.76	17.79	13.48	6.42	6.38	34.00	34.00	458.21
GPT	GreenPoint Fin. Corp. of NY*	51.40	93,694	4,815.9	52.05	36.69	50.69	1.40	4.43	13.77	5.43	2.41	20.31	16.09	239.07
NDE	IndyMac Bancorp of CA	26.49	55,191	1,462.0	26.96	16.14	25.70	3.07	11.16	43.27	2.61	-1.09	16.00	15.37	171.71
NYB	New York Community Bcrp of NY*	28.22	139,812	3,945.5	28.79	17.39	27.70	1.88	40.96	30.29	1.79	1.65	9.65	4.82	85.97
PFB	PFF Bancorp, Inc. of Pomona CA	38.50	11,770	453.1	38.77	23.50	37.26	3.33	16.67	23.20	3.01	2.92	23.21	23.10	267.97
PFS	Provident Financal Serv of NJ*	19.05	61,538	1,172.3	19.39	14.80	18.20	4.67	90.50	90.50	0.47	0.54	13.65	13.28	59.77
SOV	Sovereign Bancorp, Inc. of PA	16.55	263,996	4,369.1	16.80	11.20	16.32	1.41	10.85	17.79	1.34	1.23	10.82	5.71	154.79
SIB	Staten Island Bancorp of NY*	19.97	59,752	1,193.2	21.73	12.96	19.28	3.58	8.24	-0.84	1.92	-1.08	10.46	9.54	115.50
WBS	Webster Financial Corp. of CT	38.20	45,617	1,742.6	39.50	30.28	37.85	0.92	1.06	9.77	3.52	3.19	23.47	16.43	314.70
WES	Westcorp of Irvine CA	28.60	39,205	1,121.3	32.00	16.90	27.80	2.88	-5.92	36.19	2.20	2.29	16.27	16.26	335.91
AMEX Traded Companies															
ANE	Alliance Bncp of New Eng of CT*	23.00	2,679	61.6	24.63	12.94	21.35	7.73	65.47	14.14	1.32	1.32	10.18	10.16	157.08
BHL	Berkshire Hills Bancorp of MA*	27.40	6,001	164.4	28.80	19.50	26.40	3.79	17.29	16.35	0.32	-0.21	19.80	18.07	176.81
BFD	BostonFed Bancorp, Inc. of MA	24.66	4,416	108.9	35.20	22.75	24.21	1.86	-18.24	-7.64	-0.28	-2.13	20.29	17.85	337.58
CNY	Carver Bancorp, Inc. of NY	16.20	2,297	37.2	16.41	9.15	15.30	5.88	33.66	44.39	1.58	1.58	16.68	16.61	220.61
EFC	EFC Bancorp, Inc of Elgin IL	19.25	4,599	88.5	20.60	15.90	19.41	-0.82	13.24	5.48	1.34	1.31	16.26	16.26	176.29
FCB	Falmouth Bancorp, Inc. of MA*	25.00	903	22.6	30.01	22.25	25.25	-0.99	-13.64	3.09	0.51	1.25	18.47	18.47	174.08
FAB	FirstFed America Bancorp of MA	31.20	8,443	263.4	32.23	21.50	31.75	-1.73	23.27	25.55	2.73	0.25	22.87	16.51	285.97
GAF	GA Financial Corp., Inc. of PA	25.63	4,984	127.7	26.99	17.00	25.60	0.12	33.14	8.14	1.41	1.25	19.36	19.34	174.13
GOV	Gouverneur Bcp MHC of NY(42.4)	9.95	2,278	9.6	10.65	8.60	9.80	1.53	-4.33	5.85	0.28	0.25	7.61	7.61	38.02
KNK	Kankakee Bancorp, Inc. of IL	46.65	933	43.5	47.25	35.00	43.50	7.24	16.77	27.63	2.90	2.35	35.18	30.87	553.93
KYF	Kentucky First Bancorp of KY	17.80	883	15.7	18.00	13.75	17.75	0.28	27.14	8.87	1.10	1.10	14.79	14.79	85.84
NBN	Northeast Bancorp of Auburn ME*	16.05	2,646	42.5	16.05	12.65	15.00	7.00	10.69	9.33	1.44	1.01	13.89	13.49	177.52
SZB	SouthFirst Bancshares of AL	13.75	734	10.1	15.15	11.25	13.80	-0.36	7.84	-1.79	0.73	-0.38	16.95	16.20	190.47
SRN	Southern Banc Company of AL	15.00	961	14.4	15.50	11.71	14.60	2.74	14.50	0.00	0.96	0.71	19.42	19.41	116.79
TSH	Teche Hlding Cp of Franklin LA	32.87	2,324	76.4	33.50	21.55	30.30	8.48	28.65	20.09	2.66	2.62	24.80	24.80	226.47
WSB	Washington SB, FSB of Bowie MD	8.00	6,905	55.2	8.50	4.87	8.25	-3.03	35.82	40.11	0.73	0.37	4.71	4.71	42.42
WFD	Westfield Finl MHC of MA(47.0)*	18.77	10,039	90.7	19.00	12.99	17.98	4.39	26.82	21.10	0.45	0.50	12.18	12.18	81.18
WFI	Winton Financial Corp. of OH	12.10	4,501	54.5	12.35	9.20	12.20	-0.82	18.05	9.40	1.29	0.89	9.45	9.42	113.60
WRO	Woronoco Bancorp, Inc of MA	26.79	3,620	97.0	27.50	17.90	25.30	5.89	37.38	23.74	1.42	1.07	20.91	20.40	200.70
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	14.76	956	14.1	17.00	8.64	17.00	-13.18	62.56	24.14	1.13	1.11	12.30	12.30	162.05
ASBP	ASB Financial Corp. of OH	16.50	1,629	26.9	18.00	10.50	17.00	-2.94	53.20	16.94	1.29	1.12	9.66	9.66	92.82
ABBK	Abington Bancorp of MA*	22.00	3,785	83.3	23.90	17.75	22.00	0.00	10.00	5.21	1.31	1.05	15.70	12.99	264.09
AABC	Access Anytime Bancorp of NM	9.54	1,357	12.9	9.96	8.01	9.40	1.49	4.49	-0.73	0.75	0.17	10.44	9.20	144.94
AFBC	Advance Fin. Bancorp of WV	22.75	932	21.2	24.00	16.00	23.38	-2.69	33.82	21.33	1.90	1.69	20.79	13.86	347.75
ALLB	Alliance Bank MHC of PA (20.0)	24.93	3,441	17.2	33.99	21.30	30.43	-18.07	-7.67	6.27	0.28	0.29	10.12	10.12	107.16
ASBI	Ameriana Bancorp of IN	13.98	3,148	44.0	14.79	10.71	14.52	-3.72	-3.59	21.78	-0.09	-0.47	12.55	12.08	149.93
ABCW	Anchor BanCorp Wisconsin of WI	23.97	23,943	573.9	24.25	17.19	22.88	4.76	9.20	15.52	1.99	1.48	12.35	11.41	147.08
ALFC	Atlantic Liberty Fincl of NY	18.37	1,588	29.2	19.35	12.75	18.00	2.06	83.70	30.38	0.70	0.70	15.56	15.56	89.03
BCSB	BCSB Bankcorp MHC of MD (36.0)	15.91	5,874	33.6	16.48	10.62	16.29	-2.33	22.48	15.71	0.41	0.34	7.81	7.34	106.98
BKMU	Bank Mutual Cp MHC of WI(49.8)	33.20	21,409	368.8	33.99	17.55	32.73	1.44	65.59	43.54	1.22	1.01	14.73	12.01	133.07
BKUNA	BankUnited Fin. Corp. of FL	18.45	25,597	472.3	19.68	13.70	18.41	0.22	8.47	14.03	1.33	1.19	14.23	13.12	258.24
BFSB	Bedford Bancshares, Inc. of VA(8)	23.00	2,091	48.1	23.99	13.50	22.83	0.74	24.32	45.66	1.40	1.40	12.48	12.48	125.65
BRBI	Blue River Bancshares of IN	4.80	2,406	11.5	5.08	4.13	4.88	-1.64	-4.95	11.63	-1.82	-0.70	5.08	5.08	41.25
BYFC	Broadway Financial Corp. of CA	10.85	1,819	19.7	13.01	6.45	11.10	-2.25	51.75	17.42	0.78	0.78	8.64	8.64	119.47
BRKL	Brookline Bancorp of MA*	14.17	57,790	818.9	14.76	10.76	14.26	-0.63	25.51	19.08	0.28	0.19	10.62	10.62	24.64
CITZ	CFS Bancorp, Inc of Munster IN	14.00	12,267	171.7	15.46	13.05	14.10	-0.71	0.36	-2.10	0.51	0.57	12.64	12.64	130.17
CKFB	CKF Bancorp of Danville KY	24.00	704	16.9	25.58	17.26	24.40	-1.64	30.43	28.69	1.91	1.91	19.76	18.20	201.76
CAFI	Camco Fin Corp of Cambridge OH	16.31	7,567	123.4	17.10	12.75	17.00	-4.06	11.71	14.78	1.33	0.82	12.84	12.45	142.63
CFFN	Capitol Fd Fn MHC of KS (30.0)	29.96	73,121	667.4	32.22	20.20	30.18	-0.73	17.40	4.03	1.21	0.96	13.47	13.47	119.26
CEBK	Central Bncrp of Somerville MA*	33.79	1,662	56.2	36.55	28.05	33.50	0.87	11.70	12.22	2.06	2.32	24.72	23.38	293.65
CHFN	Charter Fincl MHC of GA (20.0)	31.31	19,624	124.1	32.75	23.71	31.15	0.51	18.15	0.74	0.14	0.11	13.12	13.12	48.05

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 6, 2003

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
CFSL	Chesterfield Financial of IL	21.20	3,896	82.6	21.50	17.70	20.88	1.53	17.78	3.62	0.75	0.75	18.76	18.64	93.25
CTZN	Citizens First Bancorp of MI	22.04	8,480	186.9	23.61	17.15	21.95	0.41	8.04	4.65	1.46	1.15	17.71	17.71	123.78
CFSB	Citizens First Fin Corp. of IL	23.49	1,457	34.2	25.86	17.80	22.94	2.40	22.34	-7.15	1.35	0.91	21.88	21.88	241.37
CSBC	Citizens South Banking of NC	12.99	9,077	117.9	13.80	8.41	13.70	-5.18	35.31	27.35	0.52	0.51	10.66	9.78	55.22
CBSA	Coastal Bancorp of Houston TX	28.45	5,147	146.4	32.75	27.01	28.95	-1.73	-5.17	-12.06	3.20	3.62	24.81	20.65	491.52
CFCP	Coastal Fin. Corp. of SC	12.23	11,700	143.1	14.09	9.82	13.00	-5.92	11.08	-1.37	0.92	0.77	6.04	6.04	91.44
CCBI	Commercial Capital Bcrp of CA	16.20	14,355	232.6	16.52	7.76	13.51	19.91	102.50	82.64	1.04	0.37	5.91	5.00	81.71
CFFC	Community Fin. Corp. of VA	15.50	2,059	31.9	16.99	11.54	15.00	3.33	27.57	23.41	1.40	1.31	12.56	12.54	138.93
CIBI	Community Inv. Bncp, Inc of OH	13.25	1,079	14.3	13.53	9.80	12.05	9.96	32.37	17.88	1.05	1.06	11.82	11.82	113.51
SBMC	Connecticut Bancshares of CT*	39.90	11,089	442.5	45.50	25.65	40.23	-0.82	26.07	3.77	2.50	2.41	23.05	20.46	230.37
CRZY	Crazy Woman Creek Bncorp of WY	15.85	812	12.9	15.98	11.70	15.80	0.32	11.07	25.49	0.24	0.38	16.62	16.33	93.36
DCOM	Dime Community Bancshars of NY*	24.70	25,423	627.9	27.53	18.60	25.38	-2.68	9.53	28.98	1.89	1.81	10.63	8.38	121.72
DFBS	Dutchfork Bancshares Inc of SC	33.85	1,153	39.0	33.96	23.00	33.13	2.17	40.17	24.31	2.41	0.68	27.48	27.48	194.58
ESBF	ESB Financial Corp. of PA	14.55	10,545	153.4	17.85	8.37	14.75	-1.36	63.12	34.85	0.87	0.92	9.48	8.70	126.57
ESBK	Elmira Svgs Bank, FSB of NY*	33.72	942	31.8	35.73	23.25	35.00	-3.66	25.73	31.62	2.51	1.85	22.64	21.96	300.31
EVRT	Evertrust Fin. Grp, Inc. of WA*	24.96	4,835	120.7	25.28	16.55	24.95	0.04	35.65	15.29	1.41	1.27	18.96	18.96	146.05
FFDF	FFD Financial Corp of Dover OH	13.45	1,222	16.4	14.59	10.00	14.00	-3.93	-1.75	11.90	0.74	0.40	13.80	13.80	108.81
FFLC	FFLC Bancorp of Leesburg FL	25.64	5,377	137.9	28.90	17.60	27.14	-5.53	41.66	30.09	1.67	1.64	13.53	13.53	176.80
FFWC	FFW Corporation of Wabash IN	19.50	1,322	25.8	20.20	14.40	19.00	2.63	21.50	17.33	1.77	1.29	17.66	16.91	179.01
FMCO	FMS Fin Corp. of Burlington NJ	18.60	6,464	120.2	20.40	9.15	18.79	-1.01	54.87	38.60	1.20	1.19	9.15	8.94	180.58
FFHH	FSF Financial Corp. of MN	26.20	2,321	60.8	27.50	18.62	26.17	0.11	16.34	12.16	2.78	1.50	21.13	18.99	237.24
FDTR	Federal Trust Corp of FL	5.65	6,591	37.2	6.00	3.65	5.80	-2.59	36.14	36.80	0.34	0.27	3.92	3.92	65.02
FBCI	Fidelity Bancorp of Chicago IL(8)	33.45	3,160	105.7	33.56	20.80	32.73	2.20	53.09	11.50	3.38	3.74	19.50	19.50	228.86
FSBI	Fidelity Bancorp, Inc. of PA	20.25	2,672	54.1	21.19	16.18	20.10	0.75	20.75	17.26	1.58	1.43	16.71	15.44	235.60
FFFL	Fidelity Bankshares, Inc of FL	22.50	14,900	335.3	23.60	16.60	22.50	0.00	11.61	25.70	1.20	1.08	11.59	11.44	181.16
FFED	Fidelity Fed. Bancorp of IN(8)	1.26	6,841	8.6	2.95	1.10	1.40	-10.00	-49.60	-16.00	-0.34	-0.32	1.40	1.40	20.77
FBTC	First BancTrust Corp of IL	21.50	1,282	27.6	21.50	15.40	20.07	7.13	31.10	28.90	1.21	0.84	20.24	20.24	166.35
FBEI	First Bancorp of Indiana of IN	17.68	1,619	28.6	17.94	13.95	17.50	1.03	20.27	22.35	0.87	0.54	18.39	17.08	116.53
FBSI	First Bancshares, Inc. of MO	16.00	1,632	26.1	16.60	11.25	16.00	0.00	28.51	20.75	1.36	1.36	15.96	15.61	163.47
FBBC	First Bell Bancorp, Inc. of PA(8)	26.12	4,536	118.5	26.45	15.05	26.24	-0.46	53.65	22.86	1.85	1.76	16.36	16.36	199.68
FCAP	First Capital, Inc. of IN	20.75	2,824	58.6	22.23	15.10	20.75	0.00	27.69	2.07	1.12	1.11	15.09	12.98	140.55
FDEF	First Defiance Fin. Corp of OH	20.18	6,347	128.1	21.45	15.00	19.80	1.92	3.22	6.77	2.38	0.62	18.93	18.35	141.26
FESX	First Essex Bancorp, Inc of MA*	37.13	7,718	286.6	38.90	26.48	36.74	1.06	21.34	11.17	2.68	2.54	18.73	16.79	227.42
FFBH	First Fed. Bancshares of AR	30.61	2,666	81.6	32.85	23.65	28.97	5.66	21.95	20.51	3.00	2.74	26.40	26.40	261.12
FTFC	First Fed. Capital Corp. of WI	19.79	19,703	389.9	22.50	16.85	19.65	0.71	-4.16	2.49	1.79	-0.01	10.72	8.51	156.99
FFBI	First Federal Bancshares of IL	23.02	2,066	47.6	23.03	17.50	22.40	2.77	26.14	13.40	0.99	0.95	23.08	22.19	154.16
FFSX	First Federal Bankshares of IA	19.17	3,943	75.6	19.40	11.76	18.00	6.50	37.91	32.21	1.29	1.09	18.03	13.26	161.01
FFBZ	First Federal Bncrp, Inc of OH	7.75	3,246	25.2	8.45	6.40	7.64	1.44	13.97	-2.52	0.51	0.59	6.62	6.62	70.68
FFCH	First Fin. Holdings Inc. of SC	28.75	12,723	365.8	32.75	22.58	29.24	-1.68	-5.12	16.11	2.18	1.72	12.69	11.45	174.02
FFHS	First Franklin Corp. of OH	14.75	1,635	24.1	16.65	11.50	15.70	-6.05	18.00	9.26	0.79	0.50	14.46	14.46	171.52
FKAN	First Kansas Fin. Corp. of KS	17.00	908	15.4	17.25	12.80	16.05	5.92	23.46	20.82	0.72	0.64	18.55	18.55	168.89
FKFS	First Keystone Fin., Inc of PA	22.00	1,986	43.7	23.74	13.80	23.74	-7.33	32.69	37.50	1.44	1.21	16.40	16.40	273.24
CASH	First Midwest Fin., Inc. of IA	18.26	2,494	45.5	19.10	12.90	18.83	-3.03	32.32	14.84	1.21	1.19	18.16	16.80	296.45
FMSB	First Mutual Bncshrs Inc of WA*	23.90	4,281	102.3	25.43	15.40	22.96	4.09	53.99	32.48	1.85	1.55	10.74	10.74	184.58
FNFG	First Niagara Financial of NY*	13.38	66,071	884.0	13.94	9.12	13.68	-2.19	45.59	32.48	0.52	0.51	9.71	8.01	51.60
FNFI	First Niles Fin., Inc. of OH	16.10	1,432	23.1	16.60	14.25	16.10	0.00	5.23	0.31	0.75	0.65	12.25	12.25	70.04
FPTB	First PacTrust Bancorp of CA	18.61	5,290	98.4	19.21	13.65	19.10	-2.57	55.08	10.64	0.59	0.61	16.95	16.95	94.54
FPFC	First Place Fin. Corp. of OH	16.81	13,313	223.8	19.91	13.15	17.38	-3.28	-3.50	1.08	1.13	0.58	13.52	11.75	113.84
FSFF	First SecurityFed Fin of IL	25.26	3,953	99.9	30.22	20.97	26.53	-4.79	15.34	3.99	2.04	2.03	19.67	19.65	119.01
FSLA	First Sentinel Bancorp of NJ	15.64	27,584	431.4	16.14	12.71	15.10	3.58	10.92	8.69	0.94	0.91	7.77	7.61	83.06
FBNW	FirstBank NW Corp. of ID	26.19	1,381	36.2	26.50	17.80	25.50	2.71	36.41	27.76	2.01	0.84	21.77	21.77	240.69
FFBK	FloridaFirst Bancorp of FL	23.65	5,374	127.1	24.67	15.92	23.90	-1.05	17.84	-1.13	1.05	0.93	18.71	16.71	153.29
FFIC	Flushing Fin. Corp. of NY*	21.04	12,600	265.1	21.77	14.85	20.59	2.19	17.67	28.45	1.35	1.57	10.76	10.45	137.88
FKKY	Frankfort First Bancorp of KY	19.58	1,246	24.4	20.00	16.00	19.69	-0.56	11.00	12.85	1.03	1.03	14.47	14.47	111.56
GUPB	GFSB Bancorp, Inc of Gallup NM	16.39	1,146	18.8	17.64	13.02	17.60	-6.88	10.00	-0.61	1.34	1.27	15.11	15.11	188.32
GSLA	GS Financial Corp. of LA	18.83	1,388	26.1	19.20	17.65	19.10	-1.41	4.90	3.75	0.88	0.60	23.19	23.19	151.18
GCFC	Grand Central Fin. Corp. of OH	12.88	1,646	21.2	12.93	9.01	12.66	1.74	18.17	37.31	-0.40	0.20	9.95	9.95	64.27
GTPS	Great American Bancorp of IL	30.87	766	23.6	32.82	22.30	30.84	0.10	35.99	9.08	2.43	1.75	23.14	22.51	224.62
PEDE	Great Pee Dee Bancorp of SC	14.73	1,755	25.9	16.74	12.00	14.40	2.29	18.79	-0.74	0.82	0.94	14.74	14.01	82.42
GAFC	Greater Atlant. Fin Corp of VA	7.00	3,012	21.1	7.99	5.81	7.15	-2.10	12.00	11.82	0.50	-2.12	6.94	6.51	162.88
GCBC	Green Co Bcrp MHC of NY (43.0)	24.00	2,034	20.9	24.50	17.00	23.26	3.18	34.08	26.32	1.06	1.06	13.87	13.87	120.00
GFED	Guaranty Fed Bancshares of MO	16.00	3,016	48.3	16.25	13.35	15.95	0.31	15.52	2.17	1.17	0.87	11.99	11.98	124.54
HCBB	HCB Bancshares, Inc. of AR	17.99	1,445	26.0	18.35	14.00	18.17	-0.99	12.72	12.44	0.72	0.89	19.26	19.26	174.80
HFFC	HF Financial Corp. of SD	18.76	3,264	61.2	19.75	10.50	19.25	-2.55	44.31	31.19	1.34	1.40	15.38	13.78	236.47
HMNF	HMN Financial, Inc. of MN	19.95	4,343	86.6	20.04	15.55	18.90	5.56	-0.15	18.54	1.08	0.40	17.24	16.25	175.32

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 6, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
HARB	Harbor Florida Bancshrs of FL	25.43	23,935	608.7	27.27	18.21	25.66	-0.90	16.87	12.92	1.50	1.38	10.55	10.38	91.15
HARL	Harleysville Svgs Fin Cp of PA	24.90	2,277	56.7	26.65	19.60	25.11	-0.84	18.57	13.80	2.05	2.04	17.38	17.38	289.55
HWFG	Harrington West Fncl of CA	12.25	4,328	53.0	12.98	10.75	12.36	-0.89	22.50	8.89	1.33	1.35	10.15	8.94	192.93
HFFB	Harrodsburg 1st Fin Bcrp of KY	16.30	1,334	21.7	17.63	10.75	16.42	-0.73	39.79	30.92	0.78	0.85	16.68	16.21	125.07
HTHR	Hawthorne Fin. Corp. of CA	33.85	7,681	260.0	34.40	24.64	30.72	10.19	14.90	18.61	3.06	3.24	21.69	18.53	333.43
HMLK	Hemlock Fed. Fin. Corp. of IL	29.38	969	28.5	29.38	25.87	29.00	1.31	7.86	8.81	2.04	1.64	22.22	20.80	329.57
HFWA	Heritage Financial Corp of WA	21.99	6,673	146.7	24.47	14.45	22.70	-3.13	39.53	23.47	1.38	1.23	10.46	9.46	88.42
HCBC	High Country Bancorp of CO	28.75	895	25.7	29.47	18.51	28.86	-0.38	46.01	18.56	2.10	1.47	19.39	19.39	204.62
HIFS	Hingham Inst. for Sav. of MA*	35.52	2,070	73.5	35.75	28.35	34.51	2.93	17.62	18.44	2.31	2.35	18.21	18.21	209.29
HCFC	Home City Fin. Corp. of OH	14.19	784	11.1	14.19	9.15	13.60	4.34	27.04	21.28	0.71	0.44	14.87	14.44	193.49
HWEN	Home Financial Bancorp of IN	5.00	1,356	6.8	5.56	3.65	4.82	3.73	7.30	6.61	0.29	0.41	4.91	4.91	46.46
HLFC	Home Loan Financial Corp of OH	15.25	1,643	25.1	15.49	12.85	15.00	1.67	18.68	15.62	1.02	1.00	12.84	12.84	89.72
HFBC	HopFed Bancorp of KY	16.00	3,630	58.1	16.49	11.78	16.49	-2.97	29.98	20.57	1.23	1.07	12.98	11.30	128.60
HRZB	Horizon Financial Corp. of WA*	15.51	10,550	163.6	18.00	10.00	16.74	-7.35	31.44	26.92	1.15	0.97	10.07	10.02	77.71
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	26.25	191,839	977.9	26.45	13.34	25.36	3.51	34.00	40.90	1.05	1.02	6.95	6.95	77.74
HRBT	Hudson River Bancorp Inc of NY	27.15	15,169	411.8	28.25	20.65	25.25	7.52	9.70	9.70	1.84	1.84	17.02	12.32	164.47
ICBC	Independence Comm Bnk Cp of NY	28.45	55,212	1,570.8	32.28	21.27	28.30	0.53	-0.77	12.10	2.29	2.27	16.68	13.32	147.00
IFSB	Independence FSB of DC	15.25	1,553	23.7	16.35	9.09	15.90	-4.09	48.93	59.19	0.26	-0.09	14.61	14.61	159.02
JXVL	Jacksonville Bancorp Inc of TX	31.25	1,795	56.1	31.54	22.75	30.09	3.86	26.26	11.61	3.53	3.54	23.63	21.72	248.51
JXSB	Jcksnville Bcp MHC of IL(45.6)	16.25	1,921	14.2	16.95	10.20	16.85	-3.56	25.87	50.32	0.47	0.30	10.70	9.06	134.73
KFBI	Klamath First Bancorp of OR	16.81	6,859	115.3	17.75	13.24	17.40	-3.39	3.70	4.74	1.04	0.78	27.35	11.74	215.43
LSBX	LSB Corp of No. Andover MA*	13.75	4,204	57.8	14.02	11.00	13.50	1.85	0.36	12.34	0.67	0.58	12.67	12.67	103.66
LSBI	LSB Fin. Corp. of Lafayette IN	25.90	1,364	35.3	26.00	17.45	22.07	17.35	38.13	33.09	2.06	1.43	18.94	18.94	231.28
LARL	Laurel Capital Group Inc of PA	19.80	1,883	37.3	21.20	17.25	19.54	1.33	-2.46	3.02	1.46	1.45	14.54	12.05	168.22
LNCB	Lincoln Bancorp of IN	17.94	4,452	79.9	19.30	16.27	17.95	-0.06	5.84	7.94	0.96	0.68	17.62	17.11	121.31
LOGN	Logansport Fin. Corp. of IN	18.15	852	15.5	18.20	14.40	17.60	3.12	6.70	7.97	1.83	1.68	18.32	18.32	171.32
MAFB	MAF Bancorp, Inc. of IL	37.50	23,310	874.1	39.50	28.60	36.94	1.52	2.66	10.29	3.28	2.69	22.18	17.79	256.75
MFBC	MFB Corp. of Mishawaka IN	25.22	1,267	32.0	26.95	20.10	25.41	-0.75	4.00	10.28	0.48	-0.39	26.16	26.16	343.50
MSBF	MSB Financial, Inc of MI	13.70	1,301	17.8	16.00	11.00	13.50	1.48	7.87	17.50	1.23	0.63	11.47	10.09	79.34
MASB	MassBank Corp. of Reading MA*	34.00	4,539	154.3	35.50	26.70	31.55	7.77	9.68	20.14	2.01	1.91	25.18	24.94	223.82
MTXC	Matrix Bancorp, Inc. of CO	9.30	6,491	60.4	12.60	7.40	9.65	-3.63	-25.60	-1.80	-0.63	-0.69	10.61	10.61	261.51
MFLR	Mayflower Co-Op. Bank of MA*	17.74	1,358	24.1	18.00	12.97	17.60	0.80	22.34	22.68	1.07	0.95	11.17	11.08	136.62
MCBF	Monarch Community Bncrp of MI	13.80	2,314	31.9	14.32	10.01	13.74	0.44	38.00	21.69	0.53	0.19	16.06	16.06	92.56
MBBC	Monterey Bay Bancorp of CA(8)	26.05	3,461	90.2	26.66	16.60	26.00	0.19	40.81	30.58	1.81	1.76	16.83	16.64	180.82
MFSF	MutualFirst Fin. Inc. of IN	22.10	5,276	116.6	24.04	17.47	23.44	-5.72	11.90	11.79	1.64	1.43	17.66	17.48	147.17
MYST	Mystic Financial of MA*	21.75	1,468	31.9	22.15	16.20	21.96	-0.96	24.43	18.72	1.12	0.82	17.41	17.41	284.52
NASB	NASB Fin, Inc. of Grandview MO	29.18	8,440	246.3	29.40	19.16	24.99	16.77	32.88	26.87	2.56	1.77	13.93	13.81	131.82
NHTB	NH Thrift Bancshares of NH	22.47	1,963	44.1	23.99	15.00	22.00	2.14	18.58	20.81	2.19	1.28	17.76	11.58	247.96
NMIL	Newmil Bancorp, Inc. of CT*	22.90	4,229	96.8	23.46	17.60	22.78	0.53	6.46	14.79	1.65	1.57	13.01	10.91	162.02
NBSI	North Bancshares of Chicago IL	16.59	1,143	19.0	17.07	11.25	16.77	-1.07	31.15	11.79	0.55	0.43	12.08	12.08	119.37
FFFD	North Central Bancshares of IA	34.88	1,607	56.1	36.75	23.00	34.86	0.06	27.35	12.52	3.82	3.82	23.93	20.84	264.85
NEIB	Northeast Indiana Bncrp of IN	18.23	1,484	27.1	18.49	13.10	18.00	1.28	16.86	15.38	1.16	0.89	17.93	17.93	151.32
NEPF	Northeast PA Fin. Corp of PA	15.50	4,177	64.7	18.00	13.96	15.60	-0.64	-10.92	-1.27	1.07	0.52	16.12	13.05	216.95
NWSB	Northwest Bcrp MHC of PA(25.4)	15.97	47,660	193.9	16.99	9.98	16.02	-0.31	13.83	7.98	0.85	0.82	7.27	5.60	107.66
OCFC	OceanFirst Fin. Corp of NJ	24.00	13,778	330.7	24.73	16.75	23.51	2.08	13.58	6.90	1.48	1.16	9.83	9.71	126.65
ONFC	Oneida Fincl MHC of NY (45.7)	23.56	4,907	51.3	27.48	16.56	24.28	-2.97	27.01	30.89	0.70	0.57	9.86	7.40	85.51
OTFC	Oregon Trail Fin. Corp. of OR(8)	23.94	3,035	72.7	23.95	17.95	23.75	0.80	25.27	14.55	1.72	1.66	19.38	19.36	125.26
PBNC	PFS Bancorp Inc of IN	17.70	1,474	26.1	17.90	14.25	17.50	1.14	20.00	13.83	0.55	0.57	17.88	17.88	81.89
PHSB	PHSB Financial Corp of PA	18.00	2,917	52.5	18.50	14.00	17.80	1.12	27.21	15.02	0.90	0.82	16.07	16.07	117.76
PVFC	PVF Capital Corp. of OH	13.92	5,786	80.5	14.40	9.15	13.93	-0.07	27.59	10.92	1.37	0.78	9.85	9.85	120.27
PPBI	Pacific Premier Bncrp of CA(8)	7.00	1,334	9.3	7.10	2.50	6.73	4.01	84.21	31.83	1.67	1.52	8.23	8.23	174.24
PBCI	Pamrapo Bancorp, Inc. of NJ	18.30	5,146	94.2	19.00	13.53	18.01	1.61	16.19	7.71	1.37	1.43	10.02	10.02	117.42
PFED	Park Bancorp of Chicago IL	26.85	1,194	32.1	28.45	20.42	28.20	-4.79	25.47	17.51	1.81	1.75	24.76	24.76	220.88
PVSA	Parkvale Financial Corp of PA	24.31	5,563	135.2	29.69	20.95	23.77	2.27	-7.57	5.42	1.53	1.61	17.81	15.71	292.15
PRTR	Partners Trust MHC of NY(46.4)	20.87	14,204	137.5	22.00	12.95	20.09	3.88	44.23	31.09	0.68	0.84	11.81	9.11	93.52
PBHC	Pathfinder BC MHC of NY (39.1)*	14.75	2,442	15.0	15.25	10.38	14.77	-0.14	5.36	0.27	0.70	0.48	8.56	6.57	115.74
PFSB	PennFed Fin. Services of NJ	27.91	6,979	194.8	28.79	22.12	28.40	-1.73	6.12	2.80	2.16	2.03	16.96	16.44	262.06
PFDC	Peoples Bancorp of Auburn IN	21.00	3,441	72.3	21.50	15.86	20.90	0.48	12.00	7.69	1.58	1.49	18.17	17.30	147.67
PBCT	Peoples Bank, MHC of CT (40.8)*	29.19	61,800	734.1	29.36	21.11	28.21	3.47	12.92	15.83	0.97	0.93	15.43	13.55	191.79
PCBI	Peoples Community Bcrp. of OH	24.12	2,513	60.6	25.50	19.80	24.90	-3.13	6.12	6.26	1.44	1.58	17.88	15.94	251.12
PSFC	Peoples Sidney Fin. Corp of OH	14.10	1,443	20.3	15.15	11.50	15.00	-6.00	20.93	12.80	0.59	0.59	12.00	12.00	99.33
PHFC	Pittsburgh Fin Corp of PA	16.00	1,425	22.8	16.00	10.65	14.59	9.66	13.80	33.33	0.57	0.69	15.98	15.87	266.46
PFSL	Pocahontas Bancorp, Inc. of AR	12.30	4,279	52.6	13.45	9.25	12.00	2.50	24.87	11.82	1.08	0.69	11.25	7.19	159.73
PORT	Port Fin. Corp of Brighton MA(8)	53.65	5,288	283.7	53.85	31.80	53.66	-0.02	53.29	20.24	2.65	2.39	23.42	23.42	292.45
PFNC	Progress Financial Corp. of PA	15.18	7,089	107.6	15.23	6.76	14.81	2.50	57.14	37.25	0.66	0.74	9.09	8.93	156.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 6, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
PBCP	Provident Bcp MHC of NY (45.1)	33.04	7,972	119.8	33.35	26.01	32.07	3.02	19.49	6.41	1.25	1.17	14.24	12.39	136.89
PROV	Provident Fin. Holdings of CA	29.95	4,969	148.8	31.75	20.45	30.46	-1.67	35.83	13.10	2.94	0.58	20.40	20.37	237.90
PULB	Pulaski Fin Cp of St. Louis MO	23.89	2,713	64.8	24.54	17.61	23.69	0.84	23.14	11.32	2.06	0.38	12.51	12.51	159.42
QCBC	Quaker City Bancorp, Inc of CA	41.06	6,360	261.1	42.75	27.74	38.60	6.37	38.72	24.69	3.62	3.45	21.20	21.13	246.61
RIVR	River Valley Bancorp of IN	34.75	814	28.3	35.53	23.20	35.50	-2.11	33.65	13.97	3.23	1.46	26.01	25.97	287.31
RVSB	Riverview Bancorp, Inc. of WA	17.50	4,359	76.3	17.71	13.60	17.50	0.00	23.67	16.67	1.00	1.09	12.51	12.42	96.33
ROME	Rome Bncp Inc MHC of NY (41.6)*	32.00	2,866	37.6	32.70	16.50	32.24	-0.74	53.11	27.49	0.89	0.85	12.61	12.61	89.20
RSLN	Roslyn Bancorp, Inc. of NY*	19.95	78,300	1,562.1	23.31	15.30	19.32	3.26	-11.25	10.65	1.92	1.87	7.01	6.99	138.97
SCFS	Seacoast Fin Serv Corp of MA*	20.70	23,092	478.0	25.76	16.88	20.37	1.62	-7.17	3.45	1.59	1.60	13.38	11.85	163.53
SFBI	Security Financial Bcrp of IN(8)	23.81	1,864	44.4	24.50	18.70	23.81	0.00	19.05	2.01	-0.22	-0.03	19.64	19.64	107.18
SVBI	Severn Bancorp Inc of MD	23.50	4,143	97.4	25.10	14.25	22.30	5.38	59.32	46.88	2.30	2.05	10.93	10.85	118.68
SKBO	Skibo Fin Corp MHC of PA(39.8)	13.33	3,151	16.4	15.50	11.61	14.00	-4.79	2.54	-4.79	0.11	0.11	7.43	7.43	49.70
SOBI	Sobieski Bancorp of S. Bend IN	13.00	676	8.8	14.06	10.96	13.00	0.00	-6.81	-3.63	-5.05	-4.23	14.23	14.23	194.66
SFFS	Sound Fed Bancorp Inc of NY	13.32	13,247	176.5	14.05	6.81	13.35	-0.22	88.94	22.43	0.62	0.62	10.07	9.02	55.90
SSFC	South Street Fin. Corp. of NC*	9.24	3,080	28.5	9.40	6.80	9.20	0.43	24.03	23.36	0.54	0.53	8.12	8.12	72.05
SMBC	Southern Missouri Bncrp of MO	25.45	1,155	29.4	25.55	17.45	24.50	3.88	35.01	21.77	2.32	2.32	21.71	18.96	243.45
STFR	St. Francis Cap. Corp. of WI(8)	29.35	9,399	275.9	29.80	20.25	28.57	2.73	22.96	25.32	2.48	1.14	19.88	18.47	244.01
SFFC	StateFed Financial Corp. of IA	11.82	1,279	15.1	12.65	8.71	11.72	0.85	12.57	-1.99	0.15	0.12	11.12	11.12	78.73
STSA	Sterling Financial Corp of WA	24.70	14,753	364.4	24.75	14.43	23.82	3.69	35.86	44.36	1.88	1.94	16.34	13.08	259.01
STBI	Sturgis Bancorp of MI	10.99	2,809	30.9	11.50	9.16	11.24	-2.22	4.67	5.17	1.03	0.39	9.99	8.14	104.71
SUPI	Superior Financial Corp of AR(8)	23.47	8,279	194.3	23.67	14.37	23.50	-0.13	28.60	27.76	1.94	1.84	16.06	9.27	211.04
THRD	TF Fin. Corp. of Newtown PA	32.49	2,738	89.0	32.69	19.62	30.50	6.52	37.20	31.49	1.65	1.24	23.01	21.24	263.05
THTL	Thistle Group Holdings of PA	16.04	5,269	84.5	16.07	10.13	15.22	5.39	25.80	36.98	0.91	0.84	14.62	13.16	155.19
TONE	TierOne Corporation of NE	22.10	22,575	498.9	22.14	13.15	21.15	4.49	121.00	45.78	0.72	0.53	15.33	15.33	95.01
TSBK	Timberland Bancorp, Inc. of WA	22.39	4,253	95.2	22.90	14.80	21.16	5.81	28.75	22.68	1.70	1.49	17.82	17.82	102.47
TRYF	Troy Financial Corp of Troy NY	26.76	9,347	250.1	30.25	22.84	27.10	-1.25	2.92	-0.82	1.45	1.42	16.57	13.23	131.64
TRST	TrustCo Bank Corp of NY	11.34	74,278	842.3	13.35	8.75	11.46	-1.05	-4.38	5.19	0.71	0.60	3.13	3.12	36.51
UCBC	Union Community Bancorp of IN	17.65	2,278	40.2	18.06	13.56	16.95	4.13	18.06	12.42	1.23	1.23	16.50	15.25	123.46
UFBS	Union Fin Bancshares Inc of SC	16.48	1,965	32.4	17.25	12.29	16.00	3.00	27.26	21.98	0.91	0.83	14.22	11.51	175.45
UCFC	United Community Fin. of OH	9.24	34,415	318.0	9.59	7.51	9.14	1.09	10.26	6.82	0.63	0.46	7.85	6.74	57.93
UPFC	United PanAm Fin. Corp of CA	10.90	15,873	173.0	11.24	5.50	9.68	12.60	60.29	74.40	0.87	0.88	5.88	5.88	75.31
UTBI	United Tenn. Bancshares of TN	14.00	1,273	17.8	14.50	10.03	14.10	-0.71	36.45	20.27	1.41	1.39	12.67	12.00	88.04
WSFS	WSFS Financial Corp. of DE(8)*	37.51	7,826	293.6	39.19	20.65	36.66	2.32	59.62	13.77	17.50	17.45	25.21	25.21	247.65
WVFC	WVS Financial Corp. of PA	18.50	2,586	47.8	18.50	15.10	18.50	0.00	16.28	16.21	1.41	1.39	11.65	11.65	142.40
WSBI	Warwick Community Bncrp of NY*	30.31	4,646	140.8	33.05	22.95	30.10	0.70	13.95	6.99	1.98	1.96	16.67	16.12	178.81
WFSL	Washington Federal, Inc. of WA	23.51	69,580	1,635.8	24.13	18.64	23.49	0.09	0.26	4.07	2.12	2.09	14.20	13.69	105.08
WAYN	Wayne Savings Bancorp of OH	13.42	3,889	52.2	15.22	10.25	13.76	-2.47	-5.69	26.72	0.56	0.51	11.18	11.18	90.93
WYPT	Waypoint Financial Corp of PA	18.22	32,665	595.2	19.74	15.60	18.71	-2.62	-1.57	2.36	1.44	1.14	12.93	12.57	171.52
WCFB	Wbstr Cty Fed MHC of IA (38.5)	22.15	1,888	16.0	22.50	16.85	22.25	-0.45	23.06	16.58	0.74	0.74	11.88	11.81	55.95
WEFC	Wells Fin. Corp. of Wells MN	24.65	1,131	27.9	24.65	17.20	23.38	5.43	12.10	18.23	2.98	1.49	22.89	22.89	200.23
WEBK	West Essex Bp MHC of NJ (40.1)(8)	35.07	4,891	68.8	35.90	18.00	35.07	0.00	71.07	0.52	0.24	0.32	10.61	10.05	78.60
WOFC	Western Ohio Fin. Corp. of OH	25.75	1,759	45.3	26.60	18.65	24.52	5.02	33.07	23.56	1.43	1.12	24.64	24.64	199.68
WGBC	Willow Grove Bancorp of PA	15.81	11,336	179.2	16.15	9.94	15.79	0.13	37.12	13.74	0.64	0.57	11.14	11.05	73.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of June 6, 2003

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(179)	10.12	9.60	0.87	9.18	6.78	0.69	6.93	0.76	166.32	1.05	14.92	133.96	13.27	144.21	17.33	0.44	2.20	30.84
NYSE Traded Companies(12)	7.19	6.36	1.20	16.95	9.31	0.69	9.41	0.63	141.94	1.25	10.95	171.25	12.12	197.57	14.10	0.40	1.37	14.41
AMEX Traded Companies(13)	10.14	9.80	0.80	8.02	6.70	0.53	4.78	0.59	226.02	0.96	14.38	121.21	12.14	128.57	17.54	0.54	2.59	34.29
NASDAQ Listed OTC Companies(154)	10.36	9.85	0.85	8.63	6.57	0.70	6.92	0.79	162.45	1.04	15.34	131.97	13.47	141.14	17.59	0.43	2.23	32.08
California Companies(16)	8.26	8.02	1.17	14.46	8.21	0.82	10.78	0.34	262.05	1.42	11.87	168.26	13.50	175.79	12.40	0.20	0.73	10.42
Florida Companies(7)	8.23	7.72	0.93	11.24	6.45	0.84	10.05	0.61	175.75	0.79	16.33	167.43	14.03	177.02	18.39	0.25	1.18	20.08
Mid-Atlantic Companies(36)	8.88	8.21	0.88	10.28	6.61	0.76	8.32	0.47	213.48	1.12	15.91	145.89	13.45	161.30	17.58	0.44	2.19	32.53
Mid-West Companies(85)	10.97	10.53	0.79	7.60	6.66	0.60	5.33	1.03	123.52	0.98	15.21	122.60	13.14	129.68	18.52	0.48	2.55	35.56
New England Companies(6)	7.81	6.22	0.74	9.51	6.38	0.33	3.63	0.35	444.50	1.20	12.85	135.07	10.55	177.00	18.19	0.72	2.58	32.43
North-West Companies(8)	11.30	10.51	1.22	10.76	7.15	1.09	9.52	0.51	229.38	1.14	14.29	144.24	16.50	160.44	15.75	0.50	2.34	33.83
South-East Companies(14)	12.21	11.75	1.00	9.07	6.98	0.82	7.32	0.61	116.67	0.88	15.46	123.99	14.15	130.00	16.03	0.42	2.30	32.62
South-West Companies(4)	7.45	6.83	0.86	11.41	9.65	0.77	10.35	0.82	73.22	0.69	10.67	111.69	8.41	123.45	9.86	0.38	1.57	16.21
Western Companies (Excl CA)(3)	10.45	10.34	0.36	2.32	0.68	0.30	1.28	1.90	37.01	1.55	13.69	110.43	11.53	111.00	19.56	0.33	1.59	23.81
Thrift Strategy(169)	10.30	9.81	0.87	8.95	6.67	0.69	6.84	0.77	165.49	1.05	15.19	133.39	13.45	142.34	17.47	0.44	2.24	31.88
Mortgage Banker Strategy(8)	6.91	5.69	0.87	12.38	8.01	0.55	8.05	0.66	201.16	1.18	10.93	145.02	10.23	183.40	14.96	0.29	1.25	10.98
Real Estate Strategy(2)	8.25	8.24	1.15	14.54	10.25	0.72	9.15	1.21	30.83	0.55	9.77	134.68	11.11	134.88	15.72	0.36	2.77	26.84
Companies Issuing Dividends(159)	10.24	9.71	0.91	9.44	6.87	0.72	7.23	0.74	169.85	1.00	14.98	133.32	13.37	143.57	17.51	0.48	2.43	33.99
Companies Without Dividends(20)	8.91	8.55	0.52	6.71	5.81	0.40	4.08	0.97	125.18	1.50	14.28	140.00	12.35	150.29	14.44	0.00	0.00	0.00
Equity/Assets <6%(13)	5.20	4.71	0.62	11.48	6.85	0.25	3.76	0.86	96.78	1.30	14.15	142.50	7.39	156.03	16.14	0.26	1.26	20.10
Equity/Assets 6-12%(120)	8.69	8.12	0.92	10.45	7.34	0.71	8.02	0.78	170.97	1.07	13.81	140.36	12.30	152.75	16.47	0.46	2.20	28.72
Equity/Assets >12%(46)	15.09	14.67	0.82	5.30	5.30	0.76	5.02	0.69	175.54	0.93	18.36	115.47	17.36	119.46	20.33	0.43	2.46	40.25
Actively Traded Companies(13)	7.92	6.84	1.11	14.10	7.65	0.91	11.24	0.82	184.86	1.11	12.21	171.96	13.67	205.95	14.62	0.49	2.12	23.73
Market Value Below $20 Million(23)	11.24	11.00	0.37	2.77	6.34	0.39	3.12	1.11	113.34	0.95	14.86	104.66	11.73	107.21	15.32	0.36	2.45	34.16
Holding Company Structure(177)	10.12	9.59	0.87	9.21	6.79	0.69	6.98	0.76	166.32	1.05	14.95	133.92	13.26	144.30	17.30	0.44	2.21	31.11
Assets Over $1 Billion(54)	8.25	7.48	1.08	13.11	7.25	0.78	9.26	0.59	202.83	1.28	13.55	165.75	13.91	185.11	16.08	0.40	1.78	22.81
Assets $500 Million-$1 Billion(38)	10.05	9.43	0.87	9.17	7.06	0.73	7.67	0.63	165.12	0.91	15.10	127.70	12.79	137.23	17.92	0.47	2.29	34.16
Assets $250-$500 Million(40)	10.06	9.57	0.89	8.90	6.79	0.70	6.22	0.91	175.82	0.99	15.36	124.98	12.49	133.75	18.07	0.47	2.34	33.81
Assets less than $250 Million(47)	12.38	12.19	0.61	4.87	5.94	0.54	4.25	0.99	107.44	0.94	16.16	110.57	13.58	112.34	17.66	0.42	2.49	35.46
Goodwill Companies(110)	9.61	8.79	0.97	10.47	7.24	0.75	7.82	0.65	189.74	1.04	14.46	137.59	13.12	153.91	17.05	0.46	2.23	30.56
Non-Goodwill Companies(68)	10.97	10.97	0.69	6.90	5.89	0.58	5.41	0.98	121.92	1.08	15.96	127.11	13.44	127.11	17.84	0.40	2.14	31.58
Acquirors of FSLIC Cases(6)	8.60	8.24	0.89	10.62	6.13	0.68	7.54	1.54	61.15	1.04	11.32	149.78	12.90	158.62	17.08	0.43	1.86	14.36

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 6, 2003

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
			ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(31)	10.88	10.15	1.05	11.40	6.20	0.86	9.29	0.25	283.42	1.09	15.29	170.96	17.59	178.98	17.46	0.54	2.26	35.36
NYSE Traded Companies(4)	12.90	10.70	1.81	17.67	7.25	0.79	5.99	0.49	173.57	0.81	11.88	219.00	25.87	224.08	19.22	0.69	2.21	32.77
AMEX Traded Companies(4)	9.03	8.72	0.55	7.38	4.48	0.52	6.96	0.34	288.60	1.23	14.29	153.81	13.39	158.09	17.77	0.41	1.78	22.47
NASDAQ Listed OTC Companies(23)	10.85	10.31	1.01	11.00	6.32	0.94	10.31	0.20	314.43	1.11	15.88	165.35	16.85	176.63	17.25	0.54	2.36	37.08
Mid-Atlantic Companies(11)	10.89	9.42	1.44	15.67	7.05	1.01	10.74	0.38	183.90	0.91	14.35	205.70	20.75	218.04	17.01	0.59	2.19	32.17
New England Companies(16)	10.91	10.46	0.80	8.95	5.55	0.74	8.40	0.19	357.63	1.19	15.95	153.12	16.09	162.83	17.81	0.54	2.21	36.01
North-West Companies(3)	10.59	10.56	1.20	11.82	6.93	1.03	10.08	0.10	511.18	1.39	14.70	169.40	16.67	169.66	17.02	0.42	2.06	30.27
South-East Companies(1)	11.27	11.27	0.76	6.81	5.84	0.75	6.68	0.00	0.00	0.33	17.11	113.79	12.82	113.79	17.43	0.40	4.33	74.07
Thrift Strategy(28)	11.18	10.43	1.03	10.74	6.04	0.83	8.53	0.25	289.87	1.07	15.56	165.93	17.75	173.48	17.86	0.52	2.22	35.46
Mortgage Banker Strategy(1)	5.04	5.03	1.45	26.30	9.62	1.41	25.62	0.23	176.62	1.35	10.39	284.59	14.36	285.41	10.67	0.62	3.11	32.29
Diversified Strategy(2)	8.24	7.38	1.19	14.96	7.22	1.13	14.18	0.29	280.52	1.24	13.85	198.24	16.33	221.14	14.62	0.96	2.59	35.82
Companies Issuing Dividends(31)	10.88	10.15	1.05	11.40	6.20	0.86	9.29	0.25	283.42	1.09	15.29	170.96	17.59	178.98	17.46	0.54	2.26	35.36
Equity/Assets <6%(3)	5.60	5.26	1.01	17.00	7.77	0.90	15.34	0.17	183.63	1.21	13.37	215.75	11.88	225.77	15.68	0.46	2.13	27.55
Equity/Assets 6-12%(22)	8.89	8.09	1.07	12.13	6.49	0.84	9.54	0.32	284.05	0.96	14.74	175.08	15.55	183.71	16.91	0.61	2.30	34.41
Equity/Assets >12%(6)	20.49	19.82	1.02	6.06	4.38	0.90	5.41	0.12	346.99	1.46	19.36	134.16	27.60	139.81	21.40	0.35	2.19	43.64
Actively Traded Companies(6)	10.30	10.05	1.02	10.23	6.34	0.97	9.84	0.14	442.30	1.18	16.09	154.59	15.54	160.06	16.97	0.66	2.51	41.00
Holding Company Structure(28)	11.18	10.39	1.07	11.41	6.15	0.87	9.21	0.24	287.52	1.09	15.32	171.34	18.02	180.07	17.47	0.53	2.23	34.95
Assets Over $1 Billion(15)	13.14	11.84	1.28	13.17	6.20	0.93	9.51	0.28	279.09	1.02	14.56	189.94	22.42	202.54	16.43	0.60	2.23	33.47
Assets $500 Million-$1 Billion(6)	9.18	8.73	1.05	11.39	6.75	0.94	10.12	0.19	301.48	1.29	15.01	167.69	14.90	179.38	17.01	0.48	2.13	31.84
Assets $250-$500 Million(7)	8.19	8.05	0.79	10.04	6.40	0.71	8.98	0.26	277.26	1.13	16.25	150.80	12.04	153.13	18.78	0.48	2.00	33.11
Assets less than $250 Million(3)	10.02	10.00	0.61	6.38	4.64	0.73	7.32	0.00	0.00	0.90	16.85	135.99	13.39	136.42	18.70	0.51	3.26	65.07
Goodwill Companies(21)	9.88	8.84	1.16	12.91	6.67	0.91	10.07	0.31	275.08	1.04	14.63	181.18	17.24	193.25	16.52	0.57	2.16	32.02
Non-Goodwill Companies(9)	13.85	13.85	0.82	7.69	4.97	0.76	7.34	0.08	354.32	1.19	17.18	145.66	19.08	145.66	19.69	0.45	2.39	43.02

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 6, 2003

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(15)	13.10	12.21	0.72	6.11	2.96	0.67	5.59	0.69	150.18	1.16	24.96	201.81	26.20	225.00	25.03	0.53	2.45	47.93
BIF-Insured Thrifts(5)	10.70	10.16	0.84	8.15	3.45	0.79	7.52	0.49	147.22	0.98	23.04	192.34	24.15	211.95	25.74	0.62	2.47	49.18
AMEX Traded Companies(2)	17.51	17.51	0.65	3.70	2.61	0.64	3.71	0.51	148.39	1.19	NM	142.43	24.65	142.43	NM	0.23	1.84	44.44
NASDAQ Listed OTC Companies(18)	11.88	10.98	0.76	7.00	3.15	0.70	6.38	0.65	149.48	1.10	24.48	206.87	25.78	232.06	25.14	0.59	2.53	48.88
Mid-Atlantic Companies(13)	11.25	10.35	0.77	7.26	3.22	0.73	6.80	0.72	156.02	1.03	22.79	202.43	23.53	229.44	24.19	0.45	2.25	49.04
Mid-West Companies(4)	12.88	12.04	0.91	7.05	3.49	0.79	5.81	0.58	97.13	0.79	27.30	196.53	25.43	216.44	29.93	0.66	2.66	48.31
New England Companies(2)	11.52	11.03	0.53	5.02	2.86	0.55	5.09	0.34	219.69	1.41	NM	171.64	19.17	184.76	NM	0.88	3.20	44.44
South-East Companies(1)	27.30	27.30	0.28	1.05	0.45	0.22	0.83	0.52	144.34	2.74	NM	238.64	65.16	238.64	NM	0.80	2.56	0.00
Thrift Strategy(19)	12.72	11.93	0.76	6.67	3.08	0.71	6.10	0.65	143.76	1.09	24.48	200.33	26.24	222.49	25.14	0.50	2.29	48.43
Diversified Strategy(1)	8.05	7.07	0.51	6.34	3.32	0.49	6.08	0.41	244.61	1.60	NM	189.18	15.22	215.42	NM	1.56	5.34	0.00
Companies Issuing Dividends(20)	12.47	11.67	0.75	6.65	3.09	0.70	6.10	0.64	149.36	1.11	24.48	199.71	25.66	222.10	25.14	0.55	2.45	48.43
Equity/Assets 6-12%(12)	9.31	8.29	0.77	8.06	3.57	0.68	7.11	0.69	154.27	1.01	23.70	206.81	20.71	238.59	24.02	0.59	2.46	49.90
Equity/Assets >12%(8)	17.90	17.47	0.72	4.23	2.27	0.73	4.37	0.52	139.54	1.29	29.93	188.55	34.15	196.19	27.39	0.49	2.44	45.02
Holding Company Structure(17)	11.81	11.10	0.79	7.04	3.23	0.72	6.33	0.64	147.17	0.96	24.48	199.35	24.05	220.98	25.20	0.49	2.34	49.24
Assets Over $1 Billion(7)	9.88	8.62	0.94	9.57	3.91	0.90	9.06	0.43	128.18	0.94	24.44	210.90	22.91	249.20	24.57	0.65	2.37	41.06
Assets $500 Million-$1 Billion(3)	16.54	16.39	0.43	3.37	1.81	0.40	3.13	0.32	176.14	1.50	NM	198.82	34.38	203.17	NM	0.50	2.25	44.44
Assets $250-$500 Million(6)	10.09	8.93	0.62	5.96	2.90	0.51	4.81	1.26	141.06	1.29	21.07	212.65	22.30	244.47	NM	0.41	1.93	56.80
Assets less than $250 Million(4)	16.94	16.91	0.82	4.86	2.85	0.80	4.76	0.38	185.83	0.90	26.29	167.41	28.15	167.69	26.29	0.61	3.39	64.15
Goodwill Companies(11)	10.43	8.91	0.77	7.42	3.59	0.71	6.65	0.60	161.80	1.09	24.69	199.63	20.83	239.93	25.62	0.59	2.62	46.76
Non-Goodwill Companies(9)	14.74	14.74	0.73	5.80	2.54	0.69	5.49	0.68	133.81	1.14	24.13	199.81	31.03	199.81	24.19	0.51	2.27	50.94
MHC Institutions(20)	12.47	11.67	0.75	6.65	3.09	0.70	6.10	0.64	149.36	1.11	24.48	199.71	25.66	222.10	25.14	0.55	2.45	48.43

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 6, 2003

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.65	5.82	1.08	15.70	10.77	1.02	14.88	0.18	208.74	0.70	9.29	147.78	9.82	168.73	9.80	0.88	3.30	30.66
BBX	BankAtlantic Bancorp of FL	8.26	6.69	1.21	14.90	9.77	1.04	12.75	0.45	187.06	1.24	10.24	147.14	12.15	181.65	11.96	0.12	0.99	10.17
CFB	Commercial Federal Corp. of NE	5.69	4.31	0.79	13.75	10.36	0.28	4.82	0.90	90.33	1.38	9.65	131.80	7.50	173.81	27.53	0.40	1.79	17.32
DSL	Downey Financial Corp. of CA	7.44	7.42	0.91	13.06	8.46	0.64	9.20	0.66	43.90	0.33	11.83	145.85	10.86	146.38	16.78	0.36	0.81	9.57
FED	FirstFed Financial Corp. of CA	8.77	8.57	1.33	16.13	9.97	1.21	14.67	0.14	NA	1.89	10.03	150.81	13.22	154.33	11.03	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	4.82	4.82	1.88	37.69	11.80	-0.48	-9.69	1.34	39.12	1.17	8.48	269.04	12.96	269.04	NM	0.40	1.93	16.33
GDW	Golden West Fin. Corp. of CA	7.42	7.42	1.52	20.32	7.88	1.50	20.20	0.63	64.05	0.46	12.69	239.68	17.78	239.68	12.77	0.34	0.42	5.30
GPT	GreenPoint Fin. Corp. of NY*	8.50	6.73	2.36	27.23	10.56	1.05	12.09	1.24	28.16	0.81	9.47	253.08	21.50	319.45	21.33	1.25	2.43	23.02
NDE	IndyMac Bancorp of CA	9.32	8.95	1.73	16.57	9.85	-0.72	-6.92	1.03	51.30	1.20	10.15	165.56	15.43	172.35	NM	0.40	1.51	15.33
NYB	New York Community Bcrp of NY*	11.22	5.61	2.37	20.48	6.34	2.18	18.88	0.12	270.47	0.71	15.77	292.44	32.83	NM	17.10	0.84	2.98	46.93
PFB	PFF Bancorp, Inc. of Pomona CA	8.66	8.62	1.16	12.47	7.82	1.13	12.10	0.59	166.90	1.14	12.79	165.88	14.37	166.67	13.18	0.40	1.04	13.29
PFS	Provident Financal Serv of NJ*	22.84	22.22	0.79	3.44	2.47	0.90	3.96	0.16	323.32	1.05	NM	139.56	31.87	143.45	NM	0.16	0.84	34.04
SOV	Sovereign Bancorp, Inc. of PA	6.99	3.69	0.91	13.32	8.10	0.83	12.23	0.70	108.79	1.31	12.35	152.96	10.69	289.84	13.46	0.10	0.60	7.46
SIB	Staten Island Bancorp of NY*	9.06	8.26	1.72	19.51	9.61	-0.97	-10.98	0.46	72.32	0.68	10.40	190.92	17.29	209.33	NM	0.52	2.60	27.08
WBS	Webster Financial Corp. of CT	7.46	5.22	1.22	15.36	9.21	1.10	13.92	0.44	188.77	1.39	10.85	162.76	12.14	232.50	11.97	0.84	2.20	23.86
WES	Westcorp of Irvine CA	4.84	4.84	0.72	14.13	7.69	0.75	14.71	0.52	412.41	2.76	13.00	175.78	8.51	175.89	12.49	0.52	1.82	23.64
AMEX Traded Companies																			
ANE	Alliance Bncp of New Eng of CT*	6.48	6.47	0.86	14.51	5.74	0.86	14.51	0.34	288.60	1.46	17.42	225.93	14.64	226.38	17.42	0.30	1.30	22.73
BHL	Berkshire Hills Bancorp of MA*	11.20	10.22	0.18	1.49	1.17	-0.12	-0.98	NA	NA	1.31	NM	138.38	15.50	151.63	NM	0.48	1.75	NM
BFD	BostonFed Bancorp, Inc. of MA	6.01	5.29	-0.08	-1.32	-1.14	-0.62	-10.05	0.98	89.33	1.24	NM	121.54	7.30	138.15	NM	0.64	2.60	NM
CNY	Carver Bancorp, Inc. of NY	7.56	7.53	0.77	9.99	9.75	0.77	9.99	0.36	231.00	1.40	10.25	97.12	7.34	97.53	10.25	0.20	1.23	12.66
EFC	EFC Bancorp, Inc of Elgin IL	9.22	9.22	0.82	8.42	6.96	0.80	8.23	0.21	192.19	0.53	14.37	118.39	10.92	118.39	14.69	0.56	2.91	41.79
FCB	Falmouth Bancorp, Inc. of MA*	10.61	10.61	0.30	2.76	2.04	0.73	6.77	NA	NA	1.13	NM	135.35	14.36	135.35	20.00	0.52	2.08	NM
FAB	FirstFed America Bancorp of MA	8.00	5.77	0.95	13.13	8.75	0.09	1.20	0.14	552.59	1.53	11.43	136.42	10.91	188.98	NM	0.80	2.56	29.30
GAF	GA Financial Corp., Inc. of PA	11.12	11.11	0.81	7.14	5.50	0.72	6.33	0.26	172.64	0.85	18.18	132.39	14.72	132.52	20.50	0.80	3.12	56.74
GOV	Gouverneur Bcp MHC of NY(42.4)	20.02	20.02	0.75	3.70	2.81	0.67	3.31	0.75	102.01	1.17	NM	130.75	26.17	130.75	NM	0.26	2.61	NM
KNK	Kankakee Bancorp, Inc. of IL	6.35	5.57	0.50	6.89	6.22	0.41	5.59	2.42	52.67	1.79	16.09	132.60	8.42	151.12	19.85	0.60	1.29	20.69
KYF	Kentucky First Bancorp of KY	17.23	17.23	1.25	7.52	6.18	1.25	7.52	0.08	565.57	0.99	16.18	120.35	20.74	120.35	16.18	0.64	3.60	58.18
NBN	Northeast Bancorp of Auburn ME*	7.82	7.60	0.84	10.78	8.97	0.59	7.56	NA	NA	1.02	11.15	115.55	9.04	118.98	15.89	0.32	1.99	22.22
SZB	SouthFirst Bancshares of AL	8.90	8.51	0.38	3.99	5.31	-0.20	-2.08	0.81	83.25	1.03	18.84	81.12	7.22	84.88	NM	0.60	4.36	NM
SRN	Southern Banc Company of AL	16.63	16.62	0.83	5.04	6.40	0.62	3.73	0.07	160.98	0.36	15.63	77.24	12.84	77.28	21.13	0.35	2.33	36.46
TSH	Teche Hlding Cp of Franklin LA	10.95	10.95	1.20	11.09	8.09	1.18	10.92	0.42	156.24	0.96	12.36	132.54	14.51	132.54	12.55	0.64	1.95	24.06
WSB	Washington SB, FSB of Bowie MD	11.10	11.10	1.15	10.96	9.13	0.58	5.56	NA	NA	0.69	10.96	169.85	18.86	169.85	21.62	0.16	2.00	21.92
WFD	Westfield Finl MHC of MA(47.0)*	15.00	15.00	0.55	3.69	2.40	0.62	4.11	0.27	194.76	1.21	NM	154.11	23.12	154.11	NM	0.20	1.07	44.44
WFI	Winton Financial Corp. of OH	8.32	8.29	1.16	14.43	10.66	0.80	9.96	1.21	30.83	0.43	9.38	128.04	10.65	128.45	13.60	0.41	3.39	31.78
WRO	Woronoco Bancorp, Inc of MA	10.42	10.16	0.72	7.02	5.30	0.54	5.29	0.10	424.97	0.66	18.87	128.12	13.35	131.32	25.04	0.62	2.31	43.66
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	7.59	7.59	0.70	9.19	7.66	0.68	9.02	0.87	65.68	0.76	13.06	120.00	9.11	120.00	13.30	0.19	1.29	16.81
ASBP	ASB Financial Corp. of OH	10.41	10.41	1.42	13.41	7.82	1.23	11.64	NA	NA	0.81	12.79	170.81	17.78	170.81	14.73	0.52	3.15	40.31
ABBK	Abington Bancorp of MA*	5.94	4.92	0.50	8.34	5.95	0.40	6.69	0.22	190.63	1.07	16.79	140.13	8.33	169.36	20.95	0.44	2.00	33.59
AABC	Access Anytime Bancorp of NM	7.20	6.35	0.53	7.14	7.86	0.12	1.62	0.87	52.15	0.60	12.72	91.38	6.58	103.70	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	5.98	3.99	0.74	9.51	8.35	0.66	8.46	0.75	40.39	0.48	11.97	109.43	6.54	164.14	13.46	0.48	2.11	25.26
ALLB	Alliance Bank MHC of PA (20.0)	9.44	9.44	0.26	2.74	1.12	0.27	2.84	2.98	31.52	1.86	NM	246.34	23.26	246.34	NM	0.36	1.44	NM
ASBI	Ameriana Bancorp of IN	8.37	8.06	-0.06	-0.70	-0.64	-0.30	-3.65	3.95	46.32	2.90	NM	111.39	9.32	115.73	NM	0.64	4.58	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.40	7.76	1.35	16.94	8.30	1.01	12.60	NA	NA	1.06	12.05	194.09	16.30	210.08	16.20	0.40	1.67	20.10
ALFC	Atlantic Liberty Fincl of NY	17.48	17.48	0.72	6.51	3.81	0.72	6.51	NA	NA	0.48	26.24	118.06	20.63	118.06	26.24	0.00	0.00	0.00
BCSB	BCSB Bankcorp MHC of MD (36.0)	7.30	6.86	0.45	5.37	2.58	0.37	4.45	0.18	189.33	0.55	NM	203.71	14.87	216.76	NM	0.50	3.14	NM
BKMU	Bank Mutual Cp MHC of WI(49.8)	11.07	9.03	0.91	8.27	3.67	0.75	6.84	0.33	139.78	0.76	27.21	225.39	24.95	276.44	NM	0.40	1.20	32.79
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.08	0.56	10.11	7.21	0.50	9.04	0.64	50.88	0.58	13.87	129.66	7.14	140.63	15.50	0.00	0.00	0.00
BFSB	Bedford Bancshares, Inc. of VA(8)	9.93	9.93	1.16	11.89	6.09	1.16	11.89	0.49	99.00	0.55	16.43	184.29	18.30	184.29	16.43	0.52	2.26	37.14
BRBI	Blue River Bancshares of IN	12.32	12.32	-4.02	-39.39	NM	-1.55	-15.15	5.31	33.71	3.04	NM	94.49	11.64	94.49	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.23	7.23	0.73	9.45	7.19	0.73	9.45	0.04	NA	0.91	13.91	125.58	9.08	125.58	13.91	0.15	1.38	19.23
BRKL	Brookline Bancorp of MA*	43.10	43.10	1.17	3.27	1.98	0.79	2.22	0.01	NA	1.81	NM	133.43	57.51	133.43	NM	0.34	2.40	NM
CITZ	CFS Bancorp, Inc of Munster IN	9.71	9.71	0.39	3.83	3.64	0.44	4.28	1.08	53.22	0.96	27.45	110.76	10.76	110.76	24.56	0.44	3.14	NM
CKFB	CKF Bancorp of Danville KY	9.79	9.02	0.95	9.92	7.96	0.95	9.92	1.79	23.49	0.53	12.57	121.46	11.90	131.87	12.57	0.80	3.33	41.88
CAFI	Camco Fin Corp of Cambridge OH	9.00	8.73	0.93	10.30	8.15	0.58	6.35	1.47	36.00	0.77	12.26	127.02	11.44	131.00	19.89	0.56	3.43	42.11
CFFN	Capitol Fd Fn MHC of KS (30.0)	11.29	11.29	1.01	9.06	4.04	0.80	7.19	0.13	41.32	0.11	24.76	222.42	25.12	222.42	NM	0.92	3.07	NM
CEBK	Central Bncrp of Somerville MA*	8.42	7.96	0.73	8.67	6.10	0.83	9.76	NA	NA	0.84	16.40	136.69	11.51	144.53	14.56	0.48	1.42	23.30
CHFN	Charter Fincl MHC of GA (20.0)	27.30	27.30	0.28	1.05	0.45	0.22	0.83	0.52	144.34	2.74	NM	238.64	65.16	238.64	NM	0.80	2.56	NM
CFSL	Chesterfield Financial of IL	20.12	19.99	0.81	3.93	3.54	0.81	3.93	0.07	525.81	0.83	28.27	113.01	22.73	113.73	28.27	0.24	1.13	32.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 6, 2003

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs/ Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
CTZN	Citizens First Bancorp of MI	14.31	14.31	1.25	8.34	6.62	0.99	6.57	0.26	409.19	1.34	15.10	124.45	17.81	124.45	19.17	0.32	1.45	21.92
CFSB	Citizens First Fin Corp. of IL	9.06	9.06	0.56	6.20	5.75	0.38	4.18	2.39	29.09	0.88	17.40	107.36	9.73	107.36	25.81	0.40	1.70	29.63
CSBC	Citizens South Banking of NC	19.30	17.71	0.99	6.30	4.00	0.97	6.17	0.16	370.37	0.99	24.98	121.86	23.52	132.82	25.47	0.24	1.85	46.15
CBSA	Coastal Bancorp of Houston TX	5.05	4.20	0.65	13.18	11.25	0.74	14.91	0.77	94.30	0.96	8.89	114.67	5.79	137.77	7.86	0.48	1.69	15.00
CFCP	Coastal Fin. Corp. of SC	6.61	6.61	1.14	16.46	7.52	0.96	13.77	0.89	93.60	1.40	13.29	202.48	13.37	202.48	15.88	0.20	1.64	21.74
CCBI	Commercial Capital Bcrp of CA	7.23	6.12	1.48	18.37	6.42	0.53	6.54	0.02	NA	0.58	15.58	274.11	19.83	324.00	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	9.04	9.03	1.05	10.77	9.03	0.99	10.08	0.83	74.51	0.76	11.07	123.41	11.16	123.60	11.83	0.36	2.32	25.71
CIBI	Community Inv. Bncp, Inc of OH	10.41	10.41	0.94	9.05	7.92	0.95	9.14	NA	NA	0.56	12.62	112.10	11.67	112.10	12.50	0.32	2.42	30.48
SBMC	Connecticut Bancshares of CT*	10.01	8.88	1.11	11.07	6.27	1.07	10.67	0.10	608.96	1.01	15.96	173.10	17.32	195.01	16.56	0.72	1.80	28.80
CRZY	Crazy Woman Creek Bncorp of WY	17.80	17.49	0.26	1.45	1.51	0.41	2.29	0.97	52.11	0.74	NM	95.37	16.98	97.06	NM	0.48	3.03	NM
DCOM	Dime Community Bancshars of NY*	8.73	6.88	1.65	18.57	7.65	1.58	17.78	0.04	NA	0.71	13.07	232.36	20.29	294.75	13.65	0.56	2.27	29.63
DFBS	Dutchfork Bancshares Inc of SC	14.12	14.12	1.19	8.44	7.12	0.33	2.38	0.42	48.00	0.77	14.05	123.18	17.40	123.18	NM	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.49	6.87	0.70	9.97	5.98	0.74	10.54	0.27	113.59	1.21	16.72	153.48	11.50	167.24	15.82	0.33	2.27	37.93
ESBK	Elmira Svgs Bank, FSB of NY*	7.54	7.31	0.84	11.39	7.44	0.62	8.40	0.63	111.79	1.01	13.43	148.94	11.23	153.55	18.23	0.76	2.25	30.28
EVRT	Evertrust Fin. Grp, Inc. of WA*	12.98	12.98	0.99	7.40	5.65	0.89	6.67	0.03	NA	1.52	17.70	131.65	17.09	131.65	19.65	0.48	1.92	34.04
FFDF	FFD Financial Corp of Dover OH	12.68	12.68	0.68	5.44	5.50	0.37	2.94	0.40	154.66	0.75	18.18	97.46	12.36	97.46	NM	0.40	2.97	54.05
FFLC	FFLC Bancorp of Leesburg FL	7.65	7.65	0.99	12.98	6.51	0.98	12.74	0.39	143.81	0.73	15.35	189.50	14.50	189.50	15.63	0.40	1.56	23.95
FFWC	FFW Corporation of Wabash IN	9.87	9.45	0.99	10.22	9.08	0.72	7.45	1.26	87.54	2.05	11.02	110.42	10.89	115.32	15.12	0.60	3.08	33.90
FMCO	FMS Fin Corp. of Burlington NJ	5.07	4.95	0.71	13.82	6.45	0.70	13.71	0.58	64.58	1.16	15.50	203.28	10.30	208.05	15.63	0.12	0.65	10.00
FFHH	FSF Financial Corp. of MN	8.91	8.00	1.21	13.99	10.61	0.65	7.55	1.08	27.99	0.44	9.42	123.99	11.04	137.97	17.47	1.20	4.58	43.17
FDTR	Federal Trust Corp of FL	6.03	6.03	0.63	9.80	6.02	0.50	7.78	1.41	38.72	0.65	16.62	144.13	8.69	144.13	20.93	0.04	0.71	11.76
FBCI	Fidelity Bancorp of Chicago IL(8)	8.52	8.52	1.51	19.25	10.10	1.67	21.30	0.37	75.41	0.53	9.90	171.54	14.62	171.54	8.94	0.40	1.20	11.83
FSBI	Fidelity Bancorp, Inc. of PA	7.09	6.55	0.69	10.12	7.80	0.62	9.16	0.95	50.22	1.04	12.82	121.18	8.60	131.15	14.16	0.48	2.37	30.38
FFFL	Fidelity Bankshares, Inc of FL	6.40	6.31	0.73	10.20	5.33	0.65	9.18	NA	NA	0.46	18.75	194.13	12.42	196.68	20.83	0.40	1.78	33.33
FFED	Fidelity Fed. Bancorp of IN(8)	6.74	6.74	-1.64	-24.29	-26.98	-1.54	-22.86	2.43	21.08	1.03	NM	90.00	6.07	90.00	NM	0.00	0.00	NM
FBTC	First BancTrust Corp of IL	12.17	12.17	0.75	5.70	5.63	0.52	3.96	0.78	110.84	1.76	17.77	106.23	12.92	106.23	25.60	0.40	1.86	33.06
FBEI	First Bancorp of Indiana of IN	15.78	14.66	0.77	4.59	4.92	0.48	2.85	0.23	241.59	0.83	20.32	96.14	15.17	103.51	NM	0.46	2.60	52.87
FBSI	First Bancshares, Inc. of MO	9.76	9.55	0.85	8.80	8.50	0.85	8.80	NA	NA	0.56	11.76	100.25	9.79	102.50	11.76	0.16	1.00	11.76
FBBC	First Bell Bancorp, Inc. of PA(8)	8.19	8.19	0.95	11.43	7.08	0.90	10.87	0.20	52.00	0.31	14.12	159.66	13.08	159.66	14.84	0.60	2.30	32.43
FCAP	First Capital, Inc. of IN	10.74	9.24	1.00	8.63	5.40	0.99	8.55	0.69	87.44	0.85	10.53	137.51	14.76	159.86	10.69	0.56	2.70	50.00
FDEF	First Defiance Fin. Corp of OH	13.40	12.99	1.62	12.59	11.79	0.42	3.28	0.31	281.49	1.33	8.48	106.60	14.29	109.97	NM	0.60	2.97	25.21
FESX	First Essex Bancorp, Inc of MA*	8.24	7.38	1.19	14.96	7.22	1.13	14.18	0.29	280.52	1.24	13.85	198.24	16.33	221.14	14.62	0.96	2.59	35.82
FFBH	First Fed. Bancshares of AR	10.11	10.11	1.17	11.45	9.80	1.06	10.46	1.15	20.76	0.34	10.20	115.95	11.72	115.95	11.17	0.64	2.09	21.33
FTFC	First Fed. Capital Corp. of WI	6.83	5.42	1.20	17.51	9.04	-0.01	-0.10	0.30	124.64	0.56	11.06	184.61	12.61	232.55	NM	0.56	2.83	31.28
FFBI	First Federal Bancshares of IL	14.97	14.39	0.75	4.60	4.30	0.72	4.41	0.66	45.71	0.68	23.25	99.74	14.93	103.74	24.23	0.44	1.91	44.44
FFSX	First Federal Bankshares of IA	11.20	8.24	0.79	7.13	6.73	0.67	6.03	NA	NA	1.14	14.86	106.32	11.91	144.57	17.59	0.32	1.67	24.81
FFBZ	First Federal Bncrp, Inc of OH	9.37	9.37	0.73	7.76	6.58	0.84	8.98	0.20	324.68	0.76	15.20	117.07	10.96	117.07	13.14	0.22	2.84	43.14
FFCH	First Fin. Holdings Inc. of SC	7.29	6.58	1.23	16.85	7.58	0.97	13.29	0.68	102.59	0.85	13.19	226.56	16.52	251.09	16.72	0.76	2.64	34.86
FFHS	First Franklin Corp. of OH	8.43	8.43	0.46	5.66	5.36	0.29	3.58	0.78	56.62	0.67	18.67	102.01	8.60	102.01	29.50	0.30	2.03	37.97
FKAN	First Kansas Fin. Corp. of KS	10.98	10.98	0.43	3.96	4.24	0.38	3.52	0.34	50.58	0.43	23.61	91.64	10.07	91.64	26.56	0.20	1.18	27.78
FKFS	First Keystone Fin., Inc of PA	6.00	6.00	0.55	8.92	6.55	0.46	7.49	0.67	75.35	0.93	15.28	134.15	8.05	134.15	18.18	0.40	1.82	27.78
CASH	First Midwest Fin., Inc. of IA	6.13	5.67	0.48	6.83	6.63	0.47	6.72	0.49	134.37	1.43	15.09	100.55	6.16	108.69	15.34	0.52	2.85	42.98
FMSB	First Mutual Bncshrs Inc of WA*	5.82	5.82	1.09	16.36	7.74	0.91	13.70	0.06	NA	1.20	12.92	222.53	12.95	222.53	15.42	0.31	1.30	16.76
FNFG	First Niagara Financial of NY*	18.82	15.52	1.01	5.36	3.89	0.99	5.25	0.32	206.47	1.08	25.73	137.80	25.93	167.04	26.24	0.20	1.49	38.46
FNFI	First Niles Fin., Inc. of OH	17.49	17.49	1.09	6.04	4.66	0.95	5.24	1.28	59.25	1.91	21.47	131.43	22.99	131.43	24.77	0.56	3.48	74.67
FPTB	First PacTrust Bancorp of CA	17.93	17.93	0.68	4.21	3.17	0.70	4.36	NA	NA	0.74	NM	109.79	19.68	109.79	NM	0.24	1.29	40.68
FPFC	First Place Fin. Corp. of OH	11.88	10.32	0.96	8.24	6.72	0.49	4.23	1.06	59.59	1.05	14.88	124.33	14.77	143.06	28.98	0.50	2.97	44.25
FSFF	First SecurityFed Fin of IL	16.53	16.51	1.77	10.70	8.08	1.76	10.65	0.51	122.67	0.97	12.38	128.42	21.23	128.55	12.44	0.52	2.06	25.49
FSLA	First Sentinel Bancorp of NJ	9.35	9.16	1.15	11.58	6.01	1.11	11.21	0.06	904.02	1.05	16.64	201.29	18.83	205.52	17.19	0.42	2.69	44.68
FBNW	FirstBank NW Corp. of ID	9.04	9.04	0.87	9.55	7.67	0.36	3.99	0.55	188.31	1.34	13.03	120.30	10.88	120.30	NM	0.60	2.29	29.85
FFBK	FloridaFirst Bancorp of FL	12.21	10.90	0.68	5.78	4.44	0.60	5.12	NA	NA	0.92	22.52	126.40	15.43	141.53	25.43	0.28	1.18	26.67
FFIC	Flushing Fin. Corp. of NY*	7.80	7.58	1.06	12.93	6.42	1.23	15.04	0.12	326.84	0.55	15.59	195.54	15.26	201.34	13.40	0.40	1.90	29.63
FKKY	Frankfort First Bancorp of KY	12.97	12.97	0.91	7.10	5.26	0.91	7.10	0.34	17.52	0.07	19.01	135.31	17.55	135.31	19.01	1.12	5.72	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	8.02	8.02	0.74	9.17	8.18	0.70	8.69	NA	NA	NA	12.23	108.47	8.70	108.47	12.91	0.44	2.68	32.84
GSLA	GS Financial Corp. of LA	15.34	15.34	0.60	3.55	4.67	0.41	2.42	0.33	70.82	0.64	21.40	81.20	12.46	81.20	NM	0.40	2.12	45.45
GCFC	Grand Central Fin. Corp. of OH	15.48	15.48	-0.59	-3.75	-3.11	0.29	1.88	0.72	44.84	0.58	NM	129.45	20.04	129.45	NM	0.36	2.80	NM
GTPS	Great American Bancorp of IL	10.30	10.02	1.10	9.98	7.87	0.80	7.19	0.23	297.99	1.03	12.70	133.41	13.74	137.14	17.64	0.44	1.43	18.11
PEDE	Great Pee Dee Bancorp of SC	17.88	17.00	1.06	5.62	5.57	1.21	6.44	1.09	81.75	1.16	17.96	99.93	17.87	105.14	15.67	0.56	3.80	68.29
GAFC	Greater Atlant. Fin Corp of VA	4.26	4.00	0.31	7.20	7.14	-1.31	-30.55	0.35	100.12	0.66	14.00	100.86	4.30	107.53	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.0)	11.56	11.56	0.94	7.97	4.42	0.94	7.97	0.15	306.30	0.85	22.64	173.04	20.00	173.04	22.64	0.68	2.83	64.15
GFED	Guaranty Fed Bancshares of MO	9.63	9.62	0.93	9.32	7.31	0.69	6.93	0.40	185.02	0.88	13.68	133.44	12.85	133.56	18.39	0.60	3.75	51.28
HCBB	HCB Bancshares, Inc. of AR	11.02	11.02	0.39	3.67	4.00	0.48	4.53	4.38	16.59	1.73	24.99	93.41	10.29	93.41	20.21	0.36	2.00	50.00
HFFC	HF Financial Corp. of SD	6.50	5.83	0.58	8.84	7.14	0.61	9.23	1.13	50.14	0.76	14.00	121.98	7.93	136.14	13.40	0.46	2.45	34.33
HMNF	HMN Financial, Inc. of MN	9.83	9.27	0.65	6.28	5.41	0.24	2.33	0.81	91.72	0.97	18.47	115.72	11.38	122.77	NM	0.72	3.61	66.67
HARB	Harbor Florida Bancshrs of FL	11.57	11.39	1.74	14.93	5.90	1.60	13.73	0.15	458.28	0.96	16.95	241.04	27.90	244.99	18.43	0.52	2.04	34.67
HARL	Harleysville Svgs Fin Cp of PA	6.00	6.00	0.76	12.34	8.23	0.75	12.28	0.04	734.69	0.68	12.15	143.27	8.60	143.27	12.21	0.64	2.57	31.22

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 6, 2003

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
				ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
HWFG	Harrington West Fncl of CA	5.26	4.63	0.69	13.33	10.86	0.70	13.53	0.02	NA	0.87	9.21	120.69	6.35	137.02	9.07	0.16	1.31	12.03
HFFB	Harrodsburg 1st Fin Bcrp of KY	13.34	12.96	0.69	4.67	4.79	0.75	5.09	NA	NA	0.60	20.90	97.72	13.03	100.56	19.18	0.60	3.68	NM
HTHR	Hawthorne Fin. Corp. of CA	6.51	5.56	1.05	15.97	9.04	1.11	16.91	0.42	329.98	1.66	11.06	156.06	10.15	182.68	10.45	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	6.74	6.31	0.64	9.43	6.94	0.51	7.58	NA	NA	0.69	14.40	132.22	8.91	141.25	17.91	0.64	2.18	31.37
HFWA	Heritage Financial Corp of WA	11.83	10.70	1.55	12.42	6.28	1.39	11.07	0.43	289.70	1.56	15.93	210.23	24.87	232.45	17.88	0.54	2.46	39.13
HCBC	High Country Bancorp of CO	9.48	9.48	1.06	11.36	7.30	0.74	7.95	2.37	38.29	1.10	13.69	148.27	14.05	148.27	19.56	0.50	1.74	23.81
HIFS	Hingham Inst. for Sav. of MA*	8.70	8.70	1.15	13.04	6.50	1.17	13.26	0.17	385.29	0.86	15.38	195.06	16.97	195.06	15.11	0.68	1.91	29.44
HCFC	Home City Fin. Corp. of OH	7.69	7.46	0.37	4.79	5.00	0.23	2.97	NA	NA	0.47	19.99	95.43	7.33	98.27	NM	0.44	3.10	61.97
HWEN	Home Financial Bancorp of IN	10.57	10.57	0.59	6.08	5.80	0.84	8.60	2.05	27.79	0.73	17.24	101.83	10.76	101.83	12.20	0.12	2.40	41.38
HLFC	Home Loan Financial Corp of OH	14.31	14.31	1.22	8.19	6.69	1.20	8.03	0.38	96.27	0.45	14.95	118.77	17.00	118.77	15.25	0.66	4.33	64.71
HFBC	HopFed Bancorp of KY	10.09	8.79	1.17	9.75	7.69	1.02	8.48	0.08	499.15	0.57	13.01	123.27	12.44	141.59	14.95	0.44	2.75	35.77
HRZB	Horizon Financial Corp. of WA*	12.96	12.89	1.52	11.69	7.41	1.28	9.86	0.20	511.18	1.44	13.49	154.02	19.96	154.79	15.99	0.46	2.97	40.00
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	8.94	8.94	1.49	15.46	4.00	1.45	15.02	0.18	95.39	0.37	25.00	NM	33.77	NM	25.74	0.48	1.83	45.71
HRBT	Hudson River Bancorp Inc of NY	10.35	7.49	1.12	11.41	6.78	1.12	11.41	0.84	182.40	2.32	14.76	159.52	16.51	220.37	14.76	0.52	1.92	28.26
ICBC	Independence Comm Bnk Cp of NY	11.35	9.06	1.58	13.90	8.05	1.56	13.78	0.70	135.48	1.38	12.42	170.56	19.35	213.59	12.53	0.64	2.25	27.95
IFSB	Independence FSB of DC	9.19	9.19	0.16	1.77	1.70	-0.05	-0.61	NA	NA	0.62	NM	104.38	9.59	104.38	NM	0.00	0.00	0.00
JXVL	Jacksonville Bancorp Inc of TX	9.51	8.74	1.50	16.13	11.30	1.51	16.18	NA	NA	0.50	8.85	132.25	12.57	143.88	8.83	0.60	1.92	17.00
JXSB	Jcksnville Bcp MHC of IL(45.6)	7.94	6.72	0.36	4.55	2.89	0.23	2.90	1.64	58.25	1.78	NM	151.87	12.06	179.36	NM	0.30	1.85	63.83
KFBI	Klamath First Bancorp of OR	8.05	5.45	0.48	6.12	6.19	0.36	4.59	0.15	333.67	1.25	16.16	96.89	7.80	143.19	21.55	0.52	3.09	50.00
LSBX	LSB Corp of No. Andover MA*	12.22	12.22	0.64	5.19	4.87	0.55	4.50	0.01	NA	1.84	20.52	108.52	13.26	108.52	23.71	0.48	3.49	71.64
LSBI	LSB Fin. Corp. of Lafayette IN	8.19	8.19	0.91	11.22	7.95	0.63	7.79	1.41	49.41	0.84	12.57	136.75	11.20	136.75	18.11	0.50	1.93	24.27
LARL	Laurel Capital Group Inc of PA	8.64	7.16	0.98	10.20	7.37	0.97	10.13	0.34	185.96	1.06	13.56	136.18	11.77	164.32	13.66	0.76	3.84	52.05
LNCB	Lincoln Bancorp of IN	14.52	14.10	0.83	5.17	5.35	0.59	3.66	0.45	124.35	0.80	18.69	101.82	14.79	104.85	26.38	0.48	2.68	50.00
LOGN	Logansport Fin. Corp. of IN	10.69	10.69	1.06	9.77	10.08	0.97	8.97	1.08	95.23	1.35	9.92	99.07	10.59	99.07	10.80	0.56	3.09	30.60
MAFB	MAF Bancorp, Inc. of IL	8.64	6.93	1.31	15.81	8.75	1.07	12.96	0.62	52.71	0.45	11.43	169.07	14.61	210.79	13.94	0.72	1.92	21.95
MFBC	MFB Corp. of Mishawaka IN	7.62	7.62	0.14	1.80	1.90	-0.12	-1.47	0.85	150.78	1.82	NM	96.41	7.34	96.41	NM	0.44	1.74	NM
MSBF	MSB Financial, Inc of MI	14.46	12.72	1.53	10.56	8.98	0.78	5.41	1.52	35.56	0.72	11.14	119.44	17.27	135.78	21.75	0.46	3.36	37.40
MASB	MassBank Corp. of Reading MA*	11.25	11.14	0.91	7.86	5.91	0.86	7.47	0.04	592.19	0.86	16.92	135.03	15.19	136.33	17.80	0.92	2.71	45.77
MTXC	Matrix Bancorp, Inc. of CO	4.06	4.06	-0.24	-5.84	-6.77	-0.27	-6.39	2.37	20.62	2.80	NM	87.65	3.56	87.65	NM	0.00	0.00	NM
MFLR	Mayflower Co-Op. Bank of MA*	8.18	8.11	0.78	9.57	6.03	0.69	8.50	NA	NA	1.24	16.58	158.82	12.98	160.11	18.67	0.60	3.38	56.07
MCBF	Monarch Community Bncrp of MI	17.35	17.35	0.62	3.89	3.84	0.22	1.39	1.64	50.53	1.19	26.04	85.93	14.91	85.93	NM	0.20	1.45	37.74
MBBC	Monterey Bay Bancorp of CA(8)	9.31	9.20	1.07	11.41	6.95	1.04	11.10	0.47	288.90	1.54	14.39	154.78	14.41	156.55	14.80	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	12.00	11.88	1.12	8.77	7.42	0.97	7.65	0.81	102.27	0.97	13.48	125.14	15.02	126.43	15.45	0.40	1.81	24.39
MYST	Mystic Financial of MA*	6.12	6.12	0.44	6.68	5.15	0.32	4.89	0.17	323.34	0.86	19.42	124.93	7.64	124.93	26.52	0.36	1.66	32.14
NASB	NASB Fin, Inc. of Grandview MO	10.57	10.48	2.13	19.83	8.77	1.48	13.71	1.38	46.99	0.79	11.40	209.48	22.14	211.30	16.49	0.68	2.33	26.56
NHTB	NH Thrift Bancshares of NH	7.16	4.67	0.88	13.35	9.75	0.52	7.80	0.08	966.83	1.19	10.26	126.52	9.06	194.04	17.55	0.72	3.20	32.88
NMIL	Newmil Bancorp, Inc. of CT*	8.03	6.73	1.07	13.06	7.21	1.01	12.43	0.21	365.02	1.33	13.88	176.02	14.13	209.90	14.59	0.60	2.62	36.36
NBSI	North Bancshares of Chicago IL	10.12	10.12	0.45	4.59	3.32	0.35	3.59	NA	NA	0.40	NM	137.33	13.90	137.33	NM	0.44	2.65	NM
FFFD	North Central Bancshares of IA	9.04	7.87	1.51	16.21	10.95	1.51	16.21	0.37	202.24	0.90	9.13	145.76	13.17	167.37	9.13	0.84	2.41	21.99
NEIB	Northeast Indiana Bncrp of IN	11.85	11.85	0.76	6.51	6.36	0.59	5.00	2.56	31.27	1.18	15.72	101.67	12.05	101.67	20.48	0.52	2.85	44.83
NEPF	Northeast PA Fin. Corp of PA	7.43	6.02	0.49	6.59	6.90	0.24	3.20	0.55	106.36	1.06	14.49	96.15	7.14	118.77	29.81	0.48	3.10	44.86
NWSB	Northwest Bcrp MHC of PA(25.4)	6.75	5.20	0.87	12.50	5.32	0.84	12.06	0.52	95.33	0.78	18.79	219.67	14.83	285.18	19.48	0.32	2.00	37.65
OCFC	OceanFirst Fin. Corp of NJ	7.76	7.67	1.18	14.64	6.17	0.92	11.47	0.21	283.66	0.78	16.22	244.15	18.95	247.17	20.69	0.80	3.33	54.05
ONFC	Oneida Fincl MHC of NY (45.7)	11.53	8.65	0.85	7.28	2.97	0.69	5.93	0.12	414.15	1.06	NM	238.95	27.55	318.38	NM	0.54	2.29	NM
OTFC	Oregon Trail Fin. Corp. of OR(8)	15.47	15.46	1.34	8.97	7.18	1.30	8.66	0.22	272.52	0.96	13.92	123.53	19.11	123.66	14.42	0.44	1.84	25.58
PBNC	PFS Bancorp Inc of IN	21.83	21.83	0.67	2.95	3.11	0.70	3.06	0.48	128.21	0.79	NM	98.99	21.61	98.99	NM	0.30	1.69	54.55
PHSB	PHSB Financial Corp of PA	13.65	13.65	0.78	5.28	5.00	0.71	4.81	0.18	278.43	1.01	20.00	112.01	15.29	112.01	21.95	0.40	2.22	44.44
PVFC	PVF Capital Corp. of OH	8.19	8.19	1.14	14.65	9.84	0.65	8.34	NA	NA	0.66	10.16	141.32	11.57	141.32	17.85	0.30	2.16	21.90
PPBI	Pacific Premier Bncrp of CA(8)	4.72	4.72	0.92	21.49	23.86	0.83	19.56	2.66	44.40	1.55	4.19	85.05	4.02	85.05	4.61	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.53	8.53	1.23	14.12	7.49	1.28	14.74	0.44	97.69	0.67	13.36	182.63	15.59	182.63	12.80	0.80	4.37	58.39
PFED	Park Bancorp of Chicago IL	11.21	11.21	0.87	7.46	6.74	0.84	7.21	0.11	200.35	0.39	14.83	108.44	12.16	108.44	15.34	0.60	2.23	33.15
PVSA	Parkvale Financial Corp of PA	6.10	5.38	0.52	8.70	6.29	0.55	9.16	0.49	187.19	1.22	15.89	136.50	8.32	154.74	15.10	0.72	2.96	47.06
PRTR	Partners Trust MHC of NY(46.4)	12.63	9.74	0.84	6.31	3.26	1.03	7.79	0.91	92.05	1.40	NM	176.71	22.32	229.09	24.85	0.28	1.34	41.18
PBHC	Pathfinder BC MHC of NY (39.1)*	7.40	5.68	0.60	8.18	4.75	0.41	5.61	1.15	46.49	0.83	21.07	172.31	12.74	224.51	NM	0.40	2.71	57.14
PFSB	PennFed Fin. Services of NJ	6.47	6.27	0.81	12.71	7.74	0.76	11.95	0.10	354.72	0.49	12.92	164.56	10.65	169.77	13.75	0.40	1.43	18.52
PFDC	Peoples Bancorp of Auburn IN	12.30	11.72	1.09	8.92	7.52	1.03	8.41	0.66	61.76	0.55	13.29	115.58	14.22	121.39	14.09	0.64	3.05	40.51
PBCT	Peoples Bank, MHC of CT (40.8)*	8.05	7.07	0.51	6.34	3.32	0.49	6.08	0.41	244.61	1.60	NM	189.18	15.22	215.42	NM	1.56	5.34	NM
PCBI	Peoples Community Bcrp. of OH	7.12	6.35	0.63	8.44	5.97	0.69	9.26	1.58	91.53	1.76	16.75	134.90	9.60	151.32	15.27	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.08	12.08	0.62	4.95	4.18	0.62	4.95	1.04	50.77	0.64	23.90	117.50	14.20	117.50	23.90	0.48	3.40	NM
PHFC	Pittsburgh Fin Corp of PA	6.00	5.96	0.20	3.60	3.56	0.24	4.35	1.41	57.60	1.34	28.07	100.13	6.00	100.82	23.19	0.38	2.38	66.67
PFSL	Pocahontas Bancorp, Inc. of AR	7.04	4.50	0.75	9.75	8.78	0.48	6.23	0.97	49.38	0.84	11.39	109.33	7.70	171.07	17.83	0.32	2.60	29.63
PORT	Port Fin. Corp of Brighton MA(8)	8.01	8.01	0.99	11.60	4.94	0.89	10.46	0.02	NA	1.19	20.25	229.08	18.35	229.08	22.45	0.80	1.49	30.19
PFNC	Progress Financial Corp. of PA	5.82	5.72	0.48	7.30	4.35	0.54	8.19	0.69	94.20	1.44	23.00	167.00	9.72	169.99	20.51	0.23	1.52	34.85
PBCP	Provident Bcp MHC of NY (45.1)	10.40	9.05	0.97	9.04	3.78	0.91	8.46	0.53	188.79	1.58	26.43	232.02	24.14	266.67	28.24	0.60	1.82	48.00
PROV	Provident Fin. Holdings of CA	8.58	8.56	1.33	14.39	9.82	0.26	2.84	0.09	729.89	1.04	10.19	146.81	12.59	147.03	NM	0.20	0.67	6.80
PULB	Pulaski Fin Cp of St. Louis MO	7.85	7.85	1.29	16.44	8.62	0.24	3.03	0.76	99.39	1.34	11.60	190.97	14.99	190.97	NM	0.36	1.51	17.48

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 6, 2003

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
QCBC	Quaker City Bancorp, Inc of CA	8.60	8.57	1.52	17.80	8.82	1.44	16.96	0.25	297.97	0.91	11.34	193.68	16.65	194.32	11.90	0.00	0.00	0.00
RIVR	River Valley Bancorp of IN	9.05	9.04	1.21	13.23	9.29	0.55	5.98	NA	NA	1.26	10.76	133.60	12.09	133.81	23.80	1.00	2.88	30.96
RVSB	Riverview Bancorp, Inc. of WA	12.99	12.89	1.07	8.12	5.71	1.16	8.85	0.18	366.18	0.90	17.50	139.89	18.17	140.90	16.06	0.50	2.86	50.00
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.14	14.14	1.02	7.08	2.78	0.97	6.76	0.43	154.87	0.90	NM	253.77	35.87	253.77	NM	0.44	1.38	49.44
RSLN	Roslyn Bancorp, Inc. of NY*	5.04	5.03	1.45	26.30	9.62	1.41	25.62	0.23	176.62	1.35	10.39	284.59	14.36	285.41	10.67	0.62	3.11	32.29
SCFS	Seacoast Fin Serv Corp of MA*	8.18	7.25	0.97	11.88	7.68	0.98	11.96	0.50	184.11	1.13	13.02	154.71	12.66	174.68	12.94	0.48	2.32	30.19
SFBI	Security Financial Bcrp of IN(8)	18.32	18.32	-0.21	-1.11	-0.92	-0.03	-0.15	0.86	80.50	1.48	NM	121.23	22.21	121.23	NM	0.00	0.00	NM
SVBI	Severn Bancorp Inc of MD	9.21	9.14	2.13	22.82	9.79	1.90	20.34	0.26	329.14	0.97	10.22	215.00	19.80	216.59	11.46	0.32	1.36	13.91
SKBO	Skibo Fin Corp MHC of PA(39.8)	14.95	14.95	0.22	1.43	0.83	0.22	1.43	NA	NA	1.06	NM	179.41	26.82	179.41	NM	0.48	3.60	NM
SOBI	Sobieski Bancorp of S. Bend IN	7.31	7.31	-2.50	-32.46	NM	-2.10	-27.19	NA	NA	2.56	NM	91.36	6.68	91.36	NM	0.34	2.62	NM
SFFS	Sound Fed Bancorp Inc of NY	18.01	16.14	1.11	6.16	4.65	1.11	6.16	0.06	508.39	0.56	21.48	132.27	23.83	147.67	21.48	0.20	1.50	32.26
SSFC	South Street Fin. Corp. of NC*	11.27	11.27	0.76	6.81	5.84	0.75	6.68	NA	NA	0.33	17.11	113.79	12.82	113.79	17.43	0.40	4.33	74.07
SMBC	Southern Missouri Bncrp of MO	8.92	7.79	0.99	10.87	9.12	0.99	10.87	0.14	452.93	0.79	10.97	117.23	10.45	134.23	10.97	0.56	2.20	24.14
STFR	St. Francis Cap. Corp. of WI(8)	8.15	7.57	1.03	13.09	8.45	0.47	6.02	0.30	204.25	1.16	11.83	147.64	12.03	158.91	25.75	0.80	2.73	32.26
SFFC	StateFed Financial Corp. of IA	14.12	14.12	0.19	1.35	1.27	0.16	1.08	NA	NA	NA	NM	106.29	15.01	106.29	NM	0.40	3.38	NM
STSA	Sterling Financial Corp of WA	6.31	5.05	0.83	13.87	7.61	0.85	14.32	0.74	108.44	1.19	13.14	151.16	9.54	188.84	12.73	0.00	0.00	0.00
STBI	Sturgis Bancorp of MI	9.54	7.77	0.98	10.40	9.37	0.37	3.94	1.77	39.13	0.98	10.67	110.01	10.50	135.01	28.18	0.36	3.28	34.95
SUFI	Superior Financial Corp of AR(8)	7.61	4.39	0.93	12.35	8.27	0.88	11.71	0.46	169.06	1.30	12.10	146.14	11.12	253.18	12.76	0.50	2.13	25.77
THRD	TF Fin. Corp. of Newtown PA	8.75	8.07	0.62	7.35	5.08	0.47	5.53	0.58	49.00	0.55	19.69	141.20	12.35	152.97	26.20	0.60	1.85	36.36
THTL	Thistle Group Holdings of PA	9.42	8.48	0.60	6.17	5.67	0.55	5.70	0.30	105.67	0.83	17.63	109.71	10.34	121.88	19.10	0.36	2.24	39.56
TONE	TierOne Corporation of NE	16.14	16.14	0.79	4.74	3.26	0.58	3.49	0.34	243.62	0.95	NM	144.16	23.26	144.16	NM	0.00	0.00	0.00
TSBK	Timberland Bancorp, Inc. of WA	17.39	17.39	1.71	9.69	7.59	1.50	8.49	0.99	89.95	1.25	13.17	125.65	21.85	125.65	15.03	0.48	2.14	28.24
TRYF	Troy Financial Corp of Troy NY	12.59	10.05	1.13	8.53	5.42	1.11	8.36	0.23	519.28	1.87	18.46	161.50	20.33	202.27	18.85	0.64	2.39	44.14
TRST	TrustCo Bank Corp of NY	8.57	8.55	1.94	22.68	6.26	1.64	19.17	NA	NA	3.79	15.97	NM	31.06	NM	18.90	0.60	5.29	NM
UCBC	Union Community Bancorp of IN	13.36	12.35	1.02	7.37	6.97	1.02	7.37	1.08	34.78	0.50	14.35	106.97	14.30	115.74	14.35	0.60	3.40	48.78
UFBS	Union Fin Bancshares Inc of SC	8.10	6.56	0.56	6.68	5.52	0.51	6.09	0.70	67.82	1.05	18.11	115.89	9.39	143.18	19.86	0.40	2.43	43.96
UCFC	United Community Fin. of OH	13.55	11.63	1.09	8.06	6.82	0.80	5.88	0.90	87.33	1.04	14.67	117.71	15.95	137.09	20.09	0.30	3.25	47.62
UPFC	United PanAm Fin. Corp of CA	7.81	7.81	1.50	16.17	7.98	1.52	16.36	0.07	NA	5.43	12.53	185.37	14.47	185.37	12.39	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	14.39	13.63	1.64	11.66	10.07	1.61	11.50	0.40	186.00	1.07	9.93	110.50	15.90	116.67	10.07	0.33	2.36	23.40
WSFS	WSFS Financial Corp. of DE(8)*	10.18	10.18	7.26	NM	46.65	7.24	NM	0.41	274.71	1.89	2.14	148.79	15.15	148.79	2.15	0.20	0.53	1.14
WVFC	WVS Financial Corp. of PA	8.18	8.18	0.93	12.09	7.62	0.92	11.92	1.14	63.98	2.43	13.12	158.80	12.99	158.80	13.31	0.64	3.46	45.39
WSBI	Warwick Community Bncrp of NY*	9.32	9.02	1.16	11.50	6.53	1.15	11.38	0.43	139.10	1.16	15.31	181.82	16.95	188.03	15.46	0.60	1.98	30.30
WFSL	Washington Federal, Inc. of WA	13.51	13.03	2.04	15.52	9.02	2.01	15.30	NA	NA	0.52	11.09	165.56	22.37	171.73	11.25	0.84	3.57	39.62
WAYN	Wayne Savings Bancorp of OH	12.30	12.30	0.62	5.01	4.17	0.56	4.56	NA	NA	NA	23.96	120.04	14.76	120.04	26.31	0.45	3.35	NM
WYPT	Waypoint Financial Corp of PA	7.54	7.33	0.86	10.24	7.90	0.68	8.11	0.34	148.58	1.18	12.65	140.91	10.62	144.95	15.98	0.44	2.41	30.56
WCFB	Wbstr Cty Fed MHC of IA (38.5)	21.23	21.11	1.37	6.33	3.34	1.37	6.33	0.23	149.19	0.52	29.93	186.45	39.59	187.55	29.93	1.00	4.51	NM
WEFC	Wells Fin. Corp. of Wells MN	11.43	11.43	1.49	13.30	12.09	0.75	6.65	0.57	71.20	0.67	8.27	107.69	12.31	107.69	16.54	0.80	3.25	26.85
WEBK	West Essex Bp MHC of NJ (40.1)(8)	13.50	12.79	0.30	2.29	0.68	0.41	3.05	NA	NA	1.07	NM	330.54	44.62	348.96	NM	0.56	1.60	NM
WOFC	Western Ohio Fin. Corp. of OH	12.34	12.34	0.72	5.87	5.55	0.57	4.60	0.48	110.75	0.67	18.01	104.50	12.90	104.50	22.99	1.00	3.88	69.93
WGBC	Willow Grove Bancorp of PA	15.23	15.10	0.92	6.41	4.05	0.82	5.71	0.49	125.94	1.09	24.70	141.92	21.61	143.08	27.74	0.32	2.02	50.00

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
As of June 6, 2003		9062.8	987.8	1,627.4	1278.6	485.1

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	04/30/03	03/31/03	12/31/02	04/30/02	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,193.6	1,096.2	1,073.2	1,117.8	8.89	11.22	6.78
MHC Index	1,891.0	1,740.7	1,625.2	1,538.1	8.63	16.35	22.94
Insurance Indexes							
SAIF Thrifts	1,151.9	1,076.2	1,053.9	1,080.8	7.03	9.30	6.58
BIF Thrifts	1,419.7	1,291.7	1,264.5	1,326.7	9.91	12.28	7.01
Stock Exchange Indexes							
AMEX Thrifts	386.2	357.5	350.1	318.8	8.04	10.31	21.12
NYSE Thrifts	779.2	706.0	698.1	745.9	10.36	11.62	4.46
OTC Thrifts	1,371.3	1,291.0	1,240.5	1,244.7	6.22	10.54	10.17
Geographic Indexes							
Mid-Atlantic Thrifts	2,703.3	2,484.6	2,438.7	2,529.5	8.80	10.85	6.87
Midwestern Thrifts	2,661.0	2,518.5	2,421.5	2,422.0	5.66	9.89	9.87
New England Thrifts	1,006.9	944.5	935.2	939.6	6.61	7.68	7.16
Southeastern Thrifts	1,102.9	1,013.6	983.7	1,081.5	8.81	12.12	1.98
Southwestern Thrifts	921.0	911.0	922.8	874.8	1.10	-0.20	5.29
Western Thrifts	1,149.4	1,044.9	1,024.0	1,078.4	10.00	12.25	6.58
Asset Size Indexes							
Less than $250M	1,090.2	1,072.5	1,012.4	930.2	1.65	7.69	17.20
$250M to $500M	2,729.4	2,620.7	2,405.9	2,156.5	4.15	13.45	26.57
$500M to $1B	1,418.0	1,336.4	1,264.6	1,138.6	6.11	12.13	24.54
$1B to $5B	1,679.5	1,567.3	1,521.8	1,488.2	7.16	10.36	12.85
Over $5B	718.2	654.7	645.1	689.2	9.70	11.33	4.21
Pink Indexes							
Pink Thrifts	302.3	294.5	268.4	251.0	2.64	12.61	20.43
Less than $75M	343.1	341.6	319.6	272.4	0.43	7.38	25.95
Over $75M	308.6	300.2	272.8	259.1	2.81	13.12	19.09
Comparative Indexes							
Dow Jones Industrials	8,480.1	7,992.1	8,341.6	9,946.2	6.11	1.66	-14.74
S&P 500	916.9	848.2	879.8	1,076.9	8.10	4.22	-14.86

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Pacific Northwest M&A Activity
2001-2003

Announce Date	Complete Date	Buyer Short Name	Buyer State	Target Name	Target State	Industry	Target Financials at Announcement: Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPAs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	Consid	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Premium/ CoreDeps (%)
12/13/2002	Pending	First National Bancorp, Inc.	MT	Montana First National Banc	MT	Bank	27,263	10.04	1.44	14.13	0.01	NA	4.5	NA	Mixed	170.97	170.97	14.66	16.51	9.53
02/24/2003	Pending	FirstBank NW Corp.	ID	Oregon Trail Financial Corp.	OR	Thrift	380,174	15.47	1.33	9.36	0.12	NA	73.3	22.36	Mixed	111.51	111.62	13.07	19.28	8.40
04/24/2003	Pending	Glacier Bancorp Inc.	MT	Pend Oreille Bancorp	ID	Bank	65,212	8.43	0.88	10.45	0.35	403.23	10.4	NA	Cash	169.19	169.19	19.40	15.95	8.42
02/06/2003	Pending	Riverview Bancorp Inc.	WA	Today's Bancorp, Inc.	WA	Bank	109,796	8.27	-1.47	-17.28	0.39	493.04	16.7	13.77	Mixed	184.02	184.02	NM	15.21	12.53
05/20/2003	Pending	Washington Federal Inc.	WA	United Savings & Loan Bank	WA	Thrift	311,446	13.43	1.10	8.36	0.50	131.91	65.0	NA	Mixed	155.39	155.39	19.36	20.87	10.98
05/19/2003	Pending	Wells Fargo & Co.	CA	Pacific Northwest Bancorp	WA	Bank	3,119,107	8.54	1.08	12.64	0.61	215.66	624.9	35.00	Common	221.52	311.75	19.34	20.03	26.45
09/19/2002	02/28/2003	Sterling Financial Corp.	WA	Empire Federal Bancorp, Inc.	MT	Thrift	213,303	13.35	-0.27	-1.90	1.64	36.17	29.8	19.25	Common	101.96	101.96	NM	13.97	1.16
08/27/2002	01/01/2003	First Interstate BancSystem	MT	Silver Run Bancorporation, Inc.	MT	Bank	45,911	9.26	1.76	18.98	0.09	NA	8.0	3,241.16	Mixed	182.32	182.32	11.38	17.43	13.39
07/23/2002	11/18/2002	Umpqua Holdings Corp.	OR	Centennial Bancorp	OR	Bank	827,388	12.00	1.03	8.43	1.58	100.40	221.1	8.70	Mixed	217.53	234.53	18.13	26.72	21.97
07/22/2002	11/13/2002	Pacific Northwest Bancorp	WA	Bank of the Northwest	OR	Bank	354,398	7.73	1.21	15.46	0.07	NA	84.3	22.34	Mixed	267.18	267.18	21.69	23.79	29.19
08/05/2002	10/01/2002	First Community Financial	WA	Harbor Bank National Assn	WA	Bank	87,013	4.78	-1.80	-35.76	2.12	NA	6.9	10.75	Cash	166.58	166.58	NM	7.96	4.34
04/01/2002	07/31/2002	AmericanWest Bancorporation	WA	Latah Bancorporation, Inc	WA	Bank	127,892	7.39	1.16	16.15	0.37	208.47	17.6	NA	Mixed	301.89	316.38	15.90	13.76	13.05
09/26/2001	01/01/2002	Banner Corp.	WA	Oregon Business Bank	OR	Bank	34,175	13.60	0.80	5.64	0.00	0.00	10.0	18.75	Cash	215.15	215.15	55.87	29.26	29.26
06/22/2001	12/31/2001	Umpqua Holdings Corp.	OR	Independent Financial Network, Inc.	OR	Bank	389,566	8.67	0.43	4.92	0.21	451.53	57.8	9.97	Common	164.20	171.51	22.99	14.84	8.37
08/21/2001	12/28/2001	Umpqua Holdings Corp.	OR	Linn-Benton Bank	OR	Bank	117,276	7.96	1.08	12.94	2.37	40.85	20.3	12.95	Mixed	217.51	217.51	15.21	17.31	11.11
							413,995	9.93	0.65	5.50	0.70	208.13	83.37	310.45		189.79	198.40	20.58	18.19	13.88
							127,892	8.67	1.08	9.36	0.37	170.19	20.30	18.75		182.32	182.32	18.74	17.31	11.11

EXHIBIT IV-5

Rainier Pacific Financial Group
Director and Senior Management Summary Resumes

Exhibit IV-5
Rainier Pacific Financial Group
Director and Senior Management Summary Resumes

Director Resumes

Edward J. Brooks is the Chairman of the Board at Rainier Pacific Bank and has served in that capacity since 1992. He is the President and Chief Executive Officer of Sunset Pacific General Contractors, Inc., a local commercial construction and general contracting firm. Mr. Brooks is past president of the Tacoma Narrows Rotary Club, and has served on the Board of Directors of Associated General Contractors of Washington and is actively involved with several local community organizations.

Karyn R. Clarke is Assistant Superintendent for Elementary Education at Tacoma Public Schools. Ms. Clarke completed her undergraduate degree at Bradley University and received her Masters in Education at Pacific Lutheran University. Additionally, she has completed all course work toward a doctorate of educational leadership at Seattle University. She has served on numerous gubernatorially appointed committees and boards. Ms. Clarke served for nine years as a trustee at Tacoma Community College, serves on the board of directors for the Tacoma Art Museum, and is a member of the Advisory Committee at the University of Washington, Tacoma Campus.

Robert H. Combs is an independent consultant. He has a Bachelor of Science Degree in Business and Technology from Oregon State and a Masters of Business Administration in Financial Management from University of Southern California. Mr. Combs is a member of the Tacoma Rotary #8, and is active in numerous community organizations. Mr. Combs has previously served as a management consultant for the national public accounting firm of Ernst & Young and was the owner of a computer software company providing specialized technology services to medical firms.

Charles E. Cuzzetto is Director of Human and Financial Resources for the Peninsula School District and was previously the Director of Audit of Tacoma Public Schools for 15 years. He has a Bachelor of Arts in Accounting from the University of Washington, and a Masters of Business Administration from City University. Mr. Cuzzetto is a certified public accountant (CPA) and is a member of the American Institute of CPAs. He is a certified internal auditor, certified management accountant and certified fraud examiner. Mr. Cuzzetto is past president for the Puget Sound Chapter of the Institute of Internal Auditors, serves on the Board of Directors for the Washington School Personnel Association, and was an adjunct professor at City University and the University of Puget Sound. He is also the author of two books on internal auditing and internal controls.

Stephen M. Bader is Chief Operating Officer for Tacoma Radiation Oncology Centers. Mr. Bader has a Bachelor of Arts in Business and a Masters of Business Administration from the University of Puget Sound. Mr. Bader is a certified public accountant (CPA) and was previously employed by the national public accounting firm of Ernst & Young and is a member of the Washington Society of CPAs and the American Institute of CPAs. Mr. Bader previously served as an adjunct professor for business and finance at the University of Puget Sound. He is a member of Tacoma Rotary #8, and currently serves on numerous volunteer boards and committees of local community organizations and his church.

John A. Hall is President and Chief Executive Officer of Rainier Pacific Bank. Mr. Hall joined Rainier Pacific Bank's predecessor in 1991 serving as its Executive Vice President and Chief Financial Officer and became its President and Chief Executive Officer in 1995. He obtained his Bachelor of Arts in Business Administration from the University of Puget Sound, is a certified public accountant (CPA) and a member of the Washington Society of CPAs and the American Institute of CPAs. After working for the national accounting firm of Ernst & Young, Mr. Hall began his career in the financial services industry in 1987. His financial institution experience prior to joining the Credit Union included a controllership and financial reporting position of a $650 million savings bank and also served as corporate audit manager of a $4.6 billion regional bank holding company. He is a member of the Tacoma Rotary #8, is a board member of the Washington Financial League, is a past board member and treasurer of the United Way of Pierce County and serves on various citizen committees in the educational field and for other community organizations. Mr. Hall is a director and the President of Rainier Pacific Bank's subsidiary Support Systems, Inc.

Exhibit IV-5 (continued)
Rainier Pacific Financial Group
Director and Senior Management Summary Resumes

Director Resumes (continued)

Brian E. Knutson is the President of Knutson, Trolson and Fargher, P.S., Inc., a certified public accounting firm located in Lakewood, Washington. Mr. Knutson received Bachelor of Arts and Masters of Business Administration degrees from the University of Puget Sound. He is a certified public accountant (CPA) and was previously employed by the national public accounting firm of Deloitte & Touche. He is a member of the Washington Society of CPAs and the American Institute of CPAs. Mr. Knutson has served on the Board of Directors for the Clover Park Rotary Club, is past president of the Westend Kiwanis Club and is active in other community organizations.

Alan M. Somers is President and Chief Executive Officer of Cruise Holidays of Silverdale, Washington. He has a Bachelor of Arts degree from the University of Puget Sound. Mr. Somers is a member of the Cruise Lines International Association and the Silverdale Chamber of Commerce, and past president of both the Seattle Chapter of the American Institute of Banking and the Banking Vocational Advisory Board at Bellevue Community College.

Alfred H. Treleven, III is President and Chief Executive Officer of Sprague Pest Solutions. Mr. Treleven is also Chairman of the Board of Copesan Services Inc., an International Pest Management Company. He has served as President of the Washington State Pest Management Association, Director of the National Pest Management Association and was a member of the board of the Association of Washington Businesses. Mr. Treleven is involved with many local community organizations. He has a Bachelor of Arts degree from the University of Washington in Communications and Business.

Exhibit IV-5 (continued)
Rainier Pacific Financial Group
Director and Senior Management Summary Resumes

Management Resumes

Joel G. Edwards is Vice President and Chief Financial Officer of Rainier Pacific Bank and is 42 years of age. Mr. Edwards joined Rainier Pacific Bank's predecessor in 1996. He holds a Bachelor of Arts in Business and Economics and a Masters of Business Administration from Eastern Washington University, is an inactive certified public accountant (CPA), and is a member of the Washington Society of CPAs and the American Institute of CPAs. Prior to joining Rainier Pacific Bank, Mr. Edwards was the president of the Washington Credit Union Share Guaranty Association. He also served the Farm Credit System for eight years including positions as vice president responsible for administration, budget and policy. Mr. Edwards's primary areas of responsibility at Rainier Pacific Bank include finance, accounting, information technology, human resources, facilities and purchasing.

Carolyn S. Middleton is Vice President and Chief Lending Officer of Rainier Pacific Bank and is 50 years of age. Ms. Middleton joined Rainier Pacific Bank's predecessor in 1991. Ms. Middleton has worked in the consumer lending arena for 29 years specializing in mortgage and consumer lending. She holds a Certified Credit & Collection Executive designation from the International Credit Association and a Certified Commercial Real Estate Underwriter designation from the Mortgage Banker's Association. Prior to joining Rainier Pacific Bank, Ms. Middleton was the director of loan services and security officer for the largest credit union in the State of Oregon, and worked in the collection and legal departments of a national consumer products retailer. Ms. Middleton is an active member of the Society of Certified Credit Executives and served on Credit Union National Association's Lending Council. Ms. Middleton's primary areas of responsibility at Rainier Pacific Bank include real estate and consumer lending, collections, compliance and security.

Dalen D. Harrison, Vice President of Rainier Pacific Bank, is 43 years of age. Ms. Harrison joined Rainier Pacific Bank's predecessor in 1994. Ms. Harrison holds a Bachelor of Arts degree in Business Administration from St. Mary's College and is a member of the Pierce County Association of Realtors. Ms. Harrison has 21 years of financial services experience. Prior to joining Rainier Pacific Bank, she held positions as vice president responsible for administration and member services at a $550 million credit union. Ms. Harrison is active in local chambers of commerce and the Gig Harbor Rotary Club and served on the board of a local not-for-profit organization. Ms. Harrison's primary areas of responsibility at Rainier Pacific Bank include the sales and service activities of the 11 branch retail network, consumer banking support, and Internet and call center delivery channels.

Sandra K. Steffeney, Vice President of Rainier Pacific Bank, is 54 years of age. Ms. Steffeney joined Rainier Pacific Bank's predecessor in 2000. Ms. Steffeney has 25 years of experience in the financial services industry, concentrated in the insurance and investment securities business. She is a Chartered Life Underwriter (CLU); Certified Financial Planner (CFP); and holds National Association of Securities Dealers (NASD) investment advisor (Series 65), securities principal (Series 24), securities agent (Series 63) and securities representative (Series 7) licenses. Ms. Steffeney is also a member of several professional associations relative to her certifications and licenses. Prior to joining Rainier Pacific Bank, she was district manager of an insurance company subsidiary and vice president of a broker-dealer subsidiary within a national financial services holding company. Ms. Steffeney was also co-owner of a local financial planning practice. Ms. Steffeney's primary area of responsibility at Rainier Pacific Bank is to manage the operations of Rainier Pacific Bank's wholly-owned subsidiary, Support Systems, Inc, which is principally engaged in insurance and investment services.

Victor J. Toy, Senior Vice President of Rainier Pacific Bank, is 49 years of age. Mr. Toy joined Rainier Pacific Bank's predecessor in 1991. Mr. Toy holds a Bachelor of Arts degree in Social Welfare from the University of California at Berkeley. He has 20 years of financial services experience. Prior to joining Rainier Pacific Bank, he was a principal and partner of a management consulting firm serving financial institutions, and held positions as vice president responsible for marketing, sales, strategic planning and shareholder relations for two separate publicly traded savings banks with assets of $650 million to $750 million located in Washington State. Mr. Toy's primary areas of responsibility at Rainier Pacific Bank include strategic planning and development, marketing and public relations.

EXHIBIT IV-6

Rainier Pacific Financial Group
Pro Forma Regulatory Capital Ratios

	Actual, As of March 31, 2003		Pro Forma at March 31, 2003							
			Minimum		Midpoint		Maximum		Maximum As Adjustec	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
Capital and Retained Earnings Under Generally Accepted Accounting Principles	$42,888	8.08%	$60,299	10.91%	$63,454	11.40%	$66,610	11.88%	$70,238	12.43%
Tier I Leverage	$41,851	8.12%	$59,262	11.04%	$62,417	11.54%	$65,573	12.03%	$69,201	12.60%
Requirement	20,611	4.00%	21,481	4.00%	21,638	4.00%	21,795	4.00%	21,975	4.00%
Excess	$21,240	4.12%	$37,781	7.04%	$40,779	7.54%	$43,778	8.03%	$47,226	8.60%
Tier I Risk Based	$41,851	11.24%	$59,262	15.73%	$62,417	16.53%	$65,573	17.33%	$69,201	18.25%
Requirement	14,895	4.00%	15,069	4.00%	15,101	4.00%	15,132	4.00%	15,168	4.00%
Excess	$26,956	7.24%	$44,193	11.73%	$47,316	12.53%	$50,440	13.33%	$54,033	14.25%
Total Risk-Based	$46,528	12.49%	$63,939	16.97%	$67,094	17.77%	$70,250	18.57%	$73,878	19.48%
Risk-Based Requirement	29,791	8.00%	30,139	8.00%	30,202	8.00%	30,264	8.00%	30,337	8.00%
Excess	$16,737	4.49%	$33,800	8.97%	$36,892	9.77%	$39,985	10.57%	$43,542	11.48%
Reconciliation of Capital Infused Into Rainier Pacific Financial Group										
Net Proceeds Infused			24,739		29,187		33,636		38,751	
Less: Common Stock acquired by ESOP			4,341		5,107		5,873		6,754	
Common Stock acquired by Restricted Stock Pla			2,171		2,554		2,937		3,377	
Cash Contributed to Foundation			816		960		1,104		1,270	
Pro Forma Increase in GAAP and Regulatory Capital			17,411		20,566		23,722		27,350	

EXHIBIT IV-7

Rainier Pacific Financial Group
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Rainier Pacific Financial Group, Inc.
Prices as of June 6, 2003

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Washington Companies Mean	Washington Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	16.84 x	14.36	13.49	14.37	13.33	15.38	14.08
Price-core earnings ratio (x)		P/Core	30.54 x	15.93	15.99	15.50	15.70	17.63	16.43
Price-book ratio (%)	=	P/B	67.72%	146.25	135.77	162.59	152.59	144.63	133.79
Price-tangible book ratio (%)	=	P/TB	67.91%	158.68	142.04	171.07	163.26	155.48	143.13
Price-assets ratio (%)	=	P/A	10.96%	15.93	17.63	18.35	19.06	14.95	13.31

Valuation Parameters

Pre-Conversion Earnings (Y)	$4,075,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$2,374,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$42,888,000	ESOP Amortization (T)	10.00 years
Pre-Conv. Tang. Book Value (TB)	$42,617,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$530,935,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.19%	Foundation (F)	7.52% (6)
Est. Conversion Expenses (3)(X)	2.55%	Tax Benefit (Z)	1,632,000
Tax Rate (TAX)	34.00%	Percentage Sold (PCT)	100.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $63,840,000

2. $V = \frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $63,840,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $63,840,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $63,840,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $63,840,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	7,935,000	10.00	$ 79,350,000	507,840	8,442,840	$ 84,428,400
Maximum	6,900,000	10.00	69,000,000	441,600	7,341,600	73,416,000
Midpoint	6,000,000	10.00	60,000,000	384,000	6,384,000	63,840,000
Minimum	5,100,000	10.00	51,000,000	326,400	5,426,400	54,264,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.19 percent, and a tax rate of 34.00 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and RRP amortize over 10 years and 5 years, respectively; amortization expenses tax effected at 34.00 percent.
(6) The contribution to the Foundation consists of 80% stock and 20% cash.

EXHIBIT IV-8

Rainier Pacific Financial Group
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Rainier Pacific Financial Group, Inc.
At the Minimum

1.	Pro Forma Market Capitalization	$54,264,000
	Less: Foundation Shares	3,264,000
2.	Offering Proceeds	$51,000,000
	Less: Estimated Offering Expenses	1,522,125
	Net Conversion Proceeds	$49,477,875

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$49,477,875
Less: Cash Contribution to Foundation	816,000
Less: Non-Cash Stock Purchases (1)	6,511,680
Net Proceeds Reinvested	$42,150,195
Estimated net incremental rate of return	0.79%
Reinvestment Income	$331,048
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	286,514
Less: Recognition Plan Vesting (4)	286,514
Net Earnings Impact	($241,980)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$4,075,000	($241,980)	$3,833,020
12 Months ended March 31, 2003 (core)	$2,374,000	($241,980)	$2,132,020

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$42,888,000	$42,150,195	$1,387,200	$86,425,395
March 31, 2003 (Tangible)	$42,617,000	$42,150,195	$1,387,200	$86,154,395

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$530,935,000	$42,150,195	$1,387,200	$574,472,395

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.
(5) *Reflects tax benefit of the contribution to the Foundation.*

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Rainier Pacific Financial Group, Inc.
At the Midpoint

1.	Pro Forma Market Capitalization	$63,840,000
	Less: Foundation Shares	3,840,000
2.	Offering Proceeds	$60,000,000
	Less: Estimated Offering Expenses	1,625,625
	Net Conversion Proceeds	$58,374,375

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$58,374,375
	Less: Cash Contribution to Foundation	960,000
	Less: Non-Cash Stock Purchases (1)	7,660,800
	Net Proceeds Reinvested	$49,753,575
	Estimated net incremental rate of return	0.79%
	Reinvestment Income	$390,765
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	337,075
	Less: Recognition Plan Vesting (4)	337,075
	Net Earnings Impact	($283,386)

		Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended March 31, 2003 (reported)	$4,075,000	($283,386)	$3,791,614
	12 Months ended March 31, 2003 (core)	$2,374,000	($283,386)	$2,090,614

		Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	March 31, 2003	$42,888,000	$49,753,575	$1,632,000	$94,273,575
	March 31, 2003 (Tangible)	$42,617,000	$49,753,575	$1,632,000	$94,002,575

		Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
6.	Pro Forma Assets				
	March 31, 2003	$530,935,000	$49,753,575	$1,632,000	$582,320,575

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Rainier Pacific Financial Group, Inc.
At the Maximum

1.	*Pro Forma Market Capitalization*	$73,416,000
	Less: Foundation Shares	4,416,000
2.	Offering Proceeds	$69,000,000
	Less: Estimated Offering Expenses	1,729,125
	Net Conversion Proceeds	$67,270,875

3. *Estimated Additional Income from Conversion Proceeds*

Net Conversion Proceeds	$67,270,875
Less: Cash Contribution to Foundation	1,104,000
Less: Non-Cash Stock Purchases (1)	8,809,920
Net Proceeds Reinvested	$57,356,955
Estimated net incremental rate of return	0.79%
Reinvestment Income	$450,482
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	387,636
Less: Recognition Plan Vesting (4)	387,636
Net Earnings Impact	($324,791)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 *(reported)*	$4,075,000	($324,791)	$3,750,209
12 Months ended March 31, 2003 (core)	$2,374,000	($324,791)	$2,049,209

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$42,888,000	$57,356,955	$1,876,800	$102,121,755
March 31, 2003 (Tangible)	$42,617,000	$57,356,955	$1,876,800	$101,850,755

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$530,935,000	$57,356,955	$1,876,800	$590,168,755

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Rainier Pacific Financial Group, Inc.
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$84,428,400
	Less: Foundation Shares	5,078,400
2.	Offering Proceeds	$79,350,000
	Less: Estimated Offering Expenses	1,848,150
	Net Conversion Proceeds	$77,501,850

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$77,501,850
Less: Cash Contribution to Foundation	1,269,600
Less: Non-Cash Stock Purchases (1)	10,131,408
Net Proceeds Reinvested	$66,100,842
Estimated net incremental rate of return	0.79%
Reinvestment Income	$519,156
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	445,782
Less: Recognition Plan Vesting (4)	445,782
Net Earnings Impact	($372,408)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$4,075,000	($372,408)	$3,702,592
12 Months ended March 31, 2003 (core)	$2,374,000	($372,408)	$2,001,592

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$42,888,000	$66,100,842	$2,158,320	$111,147,162
March 31, 2003 (Tangible)	$42,617,000	$66,100,842	$2,158,320	$110,876,162

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$530,935,000	$66,100,842	$2,158,320	$599,194,162

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

EXHIBIT IV-9

Rainier Pacific Financial Group
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2003

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
EVRT	Evertrust Fin. Grp, Inc. of WA	6,840	-1,075	366	0	6,131	4,835	1.27
FMSB	First Mutual Bncshrs Inc of WA	7,913	-1,964	668	0	6,617	4,281	1.55
FPTB	First PacTrust Bancorp of CA	3,129	163	-55	0	3,237	5,290	0.61
HWFG	Harrington West Fncl of CA(3)	4,331	100	-34	0	4,397	4,328	1.35
HFWA	Heritage Financial Corp of WA	9,191	-1,526	519	0	8,184	6,673	1.23
HRZB	Horizon Financial Corp. of WA	12,140	-2,849	969	0	10,260	10,550	0.97
KFBI	Klamath First Bancorp of OR	7,144	-2,680	911	0	5,375	6,859	0.78
RVSB	Riverview Bancorp, Inc. of WA	4,359	586	-199	0	4,746	4,359	1.09
STSA	Sterling Financial Corp of WA	27,789	1,326	-451	0	28,664	14,753	1.94
TSBK	Timberland Bancorp, Inc. of WA	7,213	-1,301	442	0	6,354	4,253	1.49

(3) Figures are for three quarters of financial data, EPS figures are annualized.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP Financial, LC.
Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP Financial's consulting services are aided by its in-house data bases resources and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (22)
- William E. Pommerening, Managing Director (18)
- Gregory E. Dunn, Senior Vice President (20)
- James P. Hennessey, Senior Vice President (17)
- James J. Oren, Senior Vice President (15)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Website: www.rpfinancial.com